Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

QUARTERLY REPORT ON THE SECOND QUARTER OF 2019

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2019, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of August 9, 2019, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2019 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 107 to 126. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2018, the related annual MD&A included in the 2018 Annual

Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) mine life and production rates; (vi) estimated timing for construction of, and production from, new projects; (vii) anticipated gold production from the Deep South Project; (viii) timing of completion of feasibility study for Goldrush and Fourmile; (ix) the potential for plant expansion at Pueblo Viejo to increase throughput and convert resources into reserves; (x) expected agreement with the PNG government regarding an extension of Porgera’s special mining lease; (xi) our pipeline of high confidence projects at or near existing operations; (xii) potential mineralization and metal or mineral recoveries; (xiii) our ability to convert resources into reserves; (xiv) asset sales, joint ventures and partnerships, including with respect to KCGM; and (xv) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania and related matters; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; approval of the Recommended Final Offer by minority shareholders of Acacia, and timing and completion of such transaction; the benefits expected from recent transactions being realized, including Nevada Gold

BARRICK SECOND QUARTER 2019	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2019	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

MERGER WITH RANDGOLD RESOURCES LIMITED

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold Resources Limited (“Randgold”) for $7.9 billion based on the December 31, 2018 closing share price of Barrick’s common shares (the “Merger”). We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019 and the results presented in this MD&A reflect that. Refer to note 4 of the Financial Statements for further details of this transaction.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”
•	“free cash flow”
•	“EBITDA”
•	“adjusted EBITDA”
•	“total cash costs per ounce”
•	“C1 cash costs per pound”
•	“all-in sustaining costs per ounce/pound”
•	“all-in costs per ounce” and
•	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 78 to 99. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 100. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Total cash costs

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in sustaining costs and all-in costs

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

BARRICK SECOND QUARTER 2019	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change
Financial Results ($ millions)

Revenues	2,063	2,093	(1)%	1,712	21%	4,156	3,502	19%

Cost of sales	1,545	1,490	4%	1,176	31%	3,035	2,328	30%

Net earnings (loss)[a]	194	111	75%	(94)	306%	305	64	377%

Adjusted net earnings[b]	154	184	(16)%	81	90%	338	251	35%

Adjusted EBITDA[b]	972	1,002	(3)%	679	43%	1,974	1,499	32%

Total capital expenditures - sustaining[c]	267	253	6%	212	26%	520	445	17%

Total project capital expenditures[c]	108	120	(10)%	101	7%	228	194	18%

Total consolidated capital expenditures[c,d]	379	374	1%	313	21%	753	639	18%

Net cash provided by operating activities	434	520	(17)%	141	208%	954	648	47%

Free cash flow[b]	55	146	(62)%	(172)	132%	201	9	2,133%

Per share data (dollars)

Net earnings (loss) (basic and diluted)	0.11	0.06	83%	(0.08)	238%	0.17	0.05	240%

Adjusted net earnings (basic)[b]	0.09	0.11	(18)%	0.07	29%	0.19	0.22	(14)%

Weighted average diluted common shares (millions of shares)	1,752	1,746	0%	1,167	50%	1,749	1,167	50%

Operating Results

Gold production (thousands of ounces)[e]	1,353	1,367	(1)%	1,067	27%	2,720	2,116	29%

Gold sold (thousands of ounces)[e]	1,372	1,365	1%	1,037	32%	2,737	2,108	30%

Per ounce data

Market gold price ($/oz)	1,309	1,304	0%	1,306	0%	1,307	1,318	(1)%

Realized gold price[b,e] ($/oz)	1,317	1,307	1%	1,313	0%	1,312	1,323	(1)%

Cost of sales (Barrick’s share)[e,f] ($/oz)	964	947	2%	882	9%	956	865	11%

Total cash costs[b,e] ($/oz)	651	631	3%	605	8%	641	589	9%

All-in sustaining costs[b,e] ($/oz)	869	825	5%	856	2%	842	830	1%

Copper production (millions of pounds)[g]	97	106	(8)%	83	17%	203	168	21%

Copper sold (millions of pounds)[g]	96	103	(7)%	74	30%	199	159	25%

Per pound data

Market copper price ($/lb)	2.77	2.82	(2)%	3.12	(11)%	2.80	3.14	(11)%

Realized copper price[b,g] ($/lb)	2.62	3.07	(15)%	3.11	(16)%	2.85	3.04	(6)%

Cost of sales (Barrick’s share)[g,h] ($/lb)	2.04	2.21	(8)%	2.45	(17)%	2.13	2.25	(5)%

C1 cash costs[b,g] ($/lb)	1.59	1.66	(4)%	2.10	(24)%	1.62	1.98	(18)%

All-in sustaining costs[b,g] ($/lb)	2.28	2.46	(7)%	3.04	(25)%	2.37	2.81	(16)%
	As at 6/30/19	As at 3/31/19	% Change	As at 6/30/18	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,807	5,807	0%	6,392	(9)%

Cash and equivalents	2,153	2,153	0%	2,085	3%
Debt, net of cash	3,654	3,654	0%	4,307	(15)%

a.	Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.	Total consolidated capital expenditures also includes capitalized interest.
e.

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis, and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on a 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the Merger.

f.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding Pierina) divided by gold ounces sold.
g.	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
h.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK SECOND QUARTER 2019	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2019	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2019 versus March 31, 2019

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended June 30, 2019 were $194 million compared to $111 million in the prior quarter. The significant increase was primarily due to a favorable adjustment to deferred taxes at Veladero of $70 million. This was combined with foreign currency translation gains relating to the Argentine peso, which has appreciated in the current quarter, and revalues our peso denominated value-added tax receivable balances; compared to a loss in the prior quarter. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $154 million for the three months ended June 30, 2019 were 16% lower than the prior quarter. The decrease in adjusted net earnings was primarily due to an increase in cost of sales applicable to gold by 6% as a result of increased sales volume and the impact of lower grade and recoveries at Goldstrike and higher maintenance costs at Pueblo Viejo resulting from the scheduled total plant shutdown during the second quarter and lower copper sales volume and realized prices1. This was partially offset by higher realized gold prices1 of $1,317 per ounce in the three months ended June 30, 2019 compared to $1,307 per ounce in the prior quarter, combined with higher sales volume.

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2019 versus June 30, 2018

Net earnings for the second quarter of 2019 were $194 million compared to a loss of $94 million in the same prior year period. The significant increase was mainly due to a favorable adjustment to deferred taxes at Veladero of $70 million. This was combined with foreign currency translation gains relating to the Argentine peso, which has appreciated in the current quarter, versus significant depreciation in the same prior year period, and revalues our peso denominated value-added tax receivable balances. The increase is also attributed to net impairment charges of $59 million occurring in the same prior year period, primarily relating to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $154 million in the second quarter of 2019 were $73 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s net earnings. Excluding the impact of the Merger, gold revenues remained relatively in line with the same prior year period, with no significant movements in realized gold prices1 or sales volumes. Cost of sales applicable to gold was slightly higher compared to the same prior year period, primarily due to the impact of higher tonnes processed at Porgera, Cortez and Acacia.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the three months ended June 30, 2019 include:

•	$83 million in significant tax adjustments, mainly due to an adjustment to deferred taxes at Veladero; partially offset by
•

$58 million in other expense adjustments, primarily related to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to the formation of Nevada Gold Mines.

Refer to page 78 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2019 versus June 30, 2018

Net earnings for the six months ended June 30, 2019 were $305 million compared with $64 million in the same prior year period. The increase was mainly due to a favourable adjustment relating to deferred taxes at Veladero of $70 million, compared to unfavorable tax adjustments occurring in the same prior year period relating to a tax audit of Pueblo Viejo in the Dominican Republic. Net earnings was also positively impacted by lower foreign currency translation losses relating to the Argentine peso, which has depreciated in both periods and devalues our peso denominated value-added tax receivable balances. The increase was partially offset by severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to the formation of Nevada Gold Mines. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $338 million for the six months ended June 30, 2019 were $87 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s net earnings. Excluding the impact of the Merger, gold revenues were broadly in line with the same prior year period, as a slight increase in sales volume was offset by a slight decrease in realized gold prices1. Cost of sales applicable to gold was 6% higher compared to the same prior year period primarily due to higher tonnes processed at Porgera, Goldstrike, and Acacia.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the six months ended June 30, 2019 include:

•

$105 million in other expense adjustments, primarily related to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to the formation of Nevada Gold Mines; partially offset by

•	$75 million in significant tax adjustments primarily related to an adjustment to deferred taxes at Veladero.

Refer to page 78 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 100.

BARRICK SECOND QUARTER 2019	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2019 versus March 31, 2019

In the three months ended June 30, 2019, we generated $434 million in operating cash flow, compared to $520 million in the prior quarter. The decrease of $86 million was primarily due to an increase in income taxes paid and cash interest paid during the quarter mainly as a result of timing. This was partially offset by a favorable movement in working capital, mainly as a result of the timing of payments, changes in other current assets and liabilities and increased drawdown of inventory. Operating cash flow was also positively impacted by increased sales volume and higher realized gold prices1 of $1,317 per ounce in the three months ended June 30, 2019 compared to $1,307 per ounce in the prior quarter. This was partially offset by decreased copper sales volume and lower realized prices1 of $2.62 per pound in the three months ended June 30, 2019 compared to $3.07 per pound in the prior quarter.

Free cash flow1 for the three months ended June 30, 2019 was $55 million, compared to $146 million in the prior quarter, reflecting lower operating cash flows, while capital expenditures remained in line with the prior quarter. In the three months ended June 30, 2019, capital expenditures on a cash basis were $379 million compared to $374 million in the prior quarter as an increase in minesite sustaining capital expenditures was offset by a decrease in project capital expenditures. Minesite sustaining capital expenditures increased in the second quarter of 2019 mainly due to increased capitalized stripping at Loulo-Gounkoto and Goldstrike, partially offset by a decrease at Veladero. Project capital expenditures decreased in the second quarter of 2019 resulting from payments for a power transmission line in Argentina related to an agreement made with the Provincial Power Regulatory Body of San Juan (“EPRE”).

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2019 versus June 30, 2018

In the second quarter of 2019, we generated $434 million in operating cash flow, compared to $141 million in the same prior year period. The increase of $293 million was primarily due to higher sales volume as a result of the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s cash flows. This was combined with higher sales volume and slightly higher realized gold prices1 of $1,317 per ounce in the three months ended June 30, 2019 compared to $1,313 per ounce in the same prior year period, partially offset by higher direct mining costs as a result of the increased sales volume.

In the second quarter of 2019, we generated free cash flow1 of $55 million compared to negative free cash flow1 of $172 million in the same prior year period. The increase primarily reflects higher operating cash flows, slightly offset by higher capital expenditures. In the second quarter of 2019, capital expenditures on a cash basis were $379 million compared to $313 million in the second quarter of 2018. The increase in capital expenditures of $66 million was primarily due to higher project minesite sustaining capital expenditures as a result of the Merger, while project capital expenditures was in line with the same prior year period.

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2019 versus June 30, 2018

For the six months ended June 30, 2019, we generated $954 million in operating cash flow, compared to $648 million in the same prior year period. The increase of $306 million was primarily due to higher sales volume as a result of the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s cash flows. This was partially offset by lower realized gold prices1 of $1,312 per ounce in the six months ended June 30, 2019 compared to $1,323 per ounce in the same prior year period, and higher direct mining costs as a result of the increased sales volume. This was further impacted by an unfavorable movement in working capital, mainly as a result of the timing of payments, partially offset by an increased drawdown of inventory.

For the six months ended June 30, 2019, we generated free cash flow1 of $201 million compared to $9 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the six months ended June 30, 2019, capital expenditures on a cash basis were $753 million compared to $639 million in the same prior year period. Higher capital expenditures of $114 million was primarily due to an increase in both minesite sustaining capital expenditures and project capital expenditures. Minesite sustaining capital expenditures increased compared to the same prior year period primarily due to the Merger, partially offset by lower capitalized stripping at Pueblo Viejo and Veladero. The increase in project capital expenditures is primarily due to payments made in the current period for a power transmission line in Argentina related to an agreement made with the EPRE and increased spending at Turquoise Ridge relating to the third shaft.

BARRICK SECOND QUARTER 2019	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Acacia Mining plc

On May 21, 2019, we announced that Barrick had met with the directors and senior management of Acacia and presented a proposal for consideration by the independent directors of the board of Acacia to acquire all of the Acacia shares we do not already own through a share-for-share exchange of 0.153 Barrick shares for each ordinary share of 10 pence each in Acacia (the “Possible Offer”).

Following discussions between the independent directors of the board of Acacia (the “Acacia Transaction Committee Directors”) and Barrick in relation to the Possible Offer, on July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that we have reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that we do not already own (“Recommended Final Offer”). It is intended that the acquisition will be implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”). To be implemented, the Recommended Final Offer requires the approval of a majority in number representing 75 per cent in value of the minority shareholders of Acacia present and voting at meetings to be convened by Acacia to approve the Recommended Final Offer.

Under the terms of the Recommended Final Offer, Acacia minority shareholders will receive 0.168 Barrick shares for every Acacia share. Following completion of the Scheme, these new Barrick shares will represent approximately 1% of Barrick’s enlarged share capital. Barrick’s Possible Offer did not ascribe any value to Acacia’s exploration properties. As a result, we and Acacia have agreed that in addition to the share for share exchange ratio, Acacia shareholders (including Barrick or any other member of the Barrick group) whose names appear on the register of members of Acacia at the Scheme record time will be entitled to receive and retain any special dividends and any deferred cash consideration dividends (if applicable) paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the period of two years commencing on the effective date of the Scheme. We expect that the Scheme will become effective in the third quarter of 2019.

Debt Management

On July 15, 2019, Barrick completed a make-whole repurchase of the approximately $248 million of outstanding principal on our 4.95% Notes due 2020 and will incur a loss on debt extinguishment of $3 million, which will be recognized in the third quarter of 2019. The debt repayment is expected to result in an annualized interest saving of approximately $12 million.

Reko Diq Arbitration

On July 12, 2019, the World Bank International Centre for Settlement of Investment Disputes (“ICSID”) awarded $5.84 billion in damages to Tethyan Copper Company Pty Limited, a joint venture held equally by Barrick and Antofagasta plc, in relation to the arbitration claims filed against the Islamic

Republic of Pakistan following the unlawful denial of a mining lease for the Reko Diq project in Pakistan in 2011.

Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid. The proceeds of this award will not be recognized in our financial statements until they have been collected. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Nevada Gold Mines LLC

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Goldcorp Corporation, (“Newmont Goldcorp”) to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines LLC (“Nevada Gold Mines”), and we will begin consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward.

Barrick is the operator of the joint venture and owns 61.5%, with Newmont Goldcorp owning the remaining 38.5% of the joint venture.

Randgold Resources Limited Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition is $7.9 billion.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal and various exploration properties. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

In conjunction with the Merger, Barrick has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. Mark was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold‘s Chief Financial Officer since 2007. Kevin Thomson, Senior Executive Vice-President, Strategic

BARRICK SECOND QUARTER 2019	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Matters, continues in the role to which he was appointed at Barrick in October 2014.

In addition, Barrick will be managed by three regional Chief Operating Officers, each of whom report to the President and CEO. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, LATAM and Australia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed Chief Operating Officer, North America.

Following the closing of the Merger, Barrick’s Board of Directors was reconstituted with the following nine Directors: John Thornton (Executive Chairman), Brett Harvey (Lead Independent Director) Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, and Andrew Quinn. Regrettably, on February 28, 2019, María Ignacia Benítez passed away. Barrick’s Corporate Governance & Nominating Committee initiated a search for an equally compelling and qualified female candidate to fill the vacant Board position and on August 9, 2019, we announced the appointment of Loreto Silva to the Board of Directors as an independent director.

BARRICK SECOND QUARTER 2019	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2019 Outlook

Based on the solid results of our first two quarters of 2019, we now expect 2019 attributable gold production to be at the upper end of our existing guidance range of 5.1-5.6 million ounces and our cost metrics metrics at the lower end of the ranges.

We have updated our 2019 operating division guidance for our 61.5% interest in Nevada Gold Mines effective July 1. Commencing with the third quarter, we will report on Nevada Gold Mines as five distinct operating divisions and guidance for each of these divisions is included in the table on the following page. In relation to Cortez, Carlin (including Goldstrike) and Turquoise Ridge, the full year guidance is inclusive of our interest in these operating divisions for the first six months of 2019. Our all-in sustaining cost guidance for Cortez has been adjusted positively to reflect the strong performance at this operation. The guidance for cost of sales for Carlin, Turquoise Ridge/Twin Creeks, Phoenix and Long Canyon does not include the impact of the Nevada Gold Mines purchase price allocation.

Offsetting the positive impacts from the formation of Nevada Gold Mines and other strong performances across the portfolio for the first six months of 2019, our production guidance for KCGM (non-operated) and our Other Sites operating division has been slightly lowered. In relation to KCGM, this is to reflect the lower mining rates achieved in the first half of the year related to geotechnical constraints. Other Sites represents our combined interest in Lagunas Norte, Morila and Golden Sunlight. At Lagunas Norte, continued under-performance of the dry screening of carbonaceous ore during the current quarter has resulted in a decision to accelerate care and maintenance from the end of 2019 (as per our previous guidance) to the third quarter of 2019. As a consequence, we will no longer include production or non-GAAP cost metrics for Lagunas Norte after the end of the third quarter. Finally, with the end of mining and processing activity at Golden Sunlight in the second quarter as previously announced, we will cease to include production or non-GAAP cost metrics for this operation going forward. Likewise, mining activity has ended at Morila as expected and we will cease to include production or non-GAAP cost metrics for this operation going forward.

We have increased our guidance for exploration and evaluations expense as a results of the additional assets from the formation of Nevada Gold Mines on July 1. Positive results from our Fourmile deposit may also justify additional funding during the second half of the year.

All other guidance metrics are unchanged inclusive of the Company Outlook.

Five year outlook (2019-2023)

We currently expect our five-year gold production and cost outlook to be within the 2019 outlook ranges, albeit that total cash costs1 and all-in sustaining costs1 are expected to decline over that period to below the bottom of these ranges. We are engaged in reviewing the impact of Nevada Gold Mines on our five year outlook and expect to provide an update later this year.

Company Outlook ($ millions, except per ounce/pound data)	2019 Estimate
Gold production (millions of ounces)	5.10 - 5.60

Gold unit production costs

Cost of sales - gold ($/oz)	910 - 970

Total cash costs ($/oz)[a]	650 - 700

Depreciation ($/oz)	290 - 330

All-in sustaining costs ($/oz)[a]	870 - 920

Copper production (millions of pounds)	375 - 430

Copper unit production costs

Cost of sales - copper ($/lb)	2.30 - 2.70

C1 cash costs ($/lb)[a]	1.70 - 2.00

Depreciation ($/lb)	0.60 - 0.70

Copper all-in sustaining costs ($/lb)[a]	2.40 - 2.90

Exploration and project expenses	280 - 340

Exploration and evaluation	170 - 180

Project expenses	120 - 150

General and administrative expenses	~200

Corporate administration	~140

Share-based compensation[b]	~40

Acacia[c]	~20

Other expense	80 - 100

Finance costs	500 - 550

Attributable capital expenditures:

Attributable minesite sustaining	1,100 - 1,300

Attributable project	300 - 400

Total attributable capital expenditures[d]	1,400 - 1,700

Effective income tax rate[e]	40% - 50%
Key Assumptions

Gold Price ($/oz)	1,250

Copper Price ($/lb)	2.75

Oil Price (WTI) ($/barrel)	65

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	46.00

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	650

EUR Exchange Rate (EUR:USD)	1.15
a.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.	Based on US$12.40 share price and excludes Acacia.
c.	Includes share-based compensation based on £1.50 share price or ~US$2.00 share price.
d.

2019 Guidance includes our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid, our 45% of Kibali, and our share of joint operations. Furthermore, 2019 Guidance includes Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (including Goldstrike), Turquoise Ridge/Twin Creeks, Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019. South Arturo is included on a 60% basis from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards.

e.	Based on key assumptions included in this table.

BARRICK SECOND QUARTER 2019	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Division Guidance

Our 2019 forecast gold and copper production, cost of sales, total cash costs1, and all-in sustaining costs1 ranges by operating division are as follows:

Operating Division	2019 forecast production (000s ozs)	2019 forecast cost of sales[a] ($/oz)	2019 forecast total cash costs[b] ($/oz)	2019 forecast all-in sustaining costs[b] ($/oz)
Gold

Carlin[c,d]	960 - 1,020	1,020 - 1,080	740 - 790	955 - 995

Cortez[c]	760 - 810	810 - 850	530 - 580	670 - 710

Turquoise Ridge/Twin Creeks[c]	330 - 370	655 - 705	550 - 600	680 - 730

Phoenix[c]	50 - 70	1,290 - 1,330	940 - 990	1,120 - 1,150

Long Canyon[c]	40 - 50	720 - 750	300 - 350	920 - 950

Pueblo Viejo (60%)	550 - 600	780 - 830	465 - 510	610 - 650

Loulo-Gounkoto (80%)	520 - 570	880 - 930	575 - 625	810 - 850

Kibali (45%)	330 - 350	1,150 - 1,200	555 - 605	670 - 730

Kalgoorlie (50%)	260 - 280	920 - 970	740 - 790	1,010 - 1,050

Tongon (89.7%)	250 - 270	1,300 - 1,350	710 - 760	780 - 820

Porgera (47.5%)	240 - 260	980 - 1,030	800 - 850	985 - 1,025

Veladero (50%)	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250

Hemlo	200 - 220	890 - 940	765 - 815	1,100 - 1,200

Acacia (63.9%)	320 - 350	920 - 970	665 - 710	860 - 920

Other Sites[e]	120 - 160	1,155 - 1,240	895 - 945	1,055 - 1,115

Total Attributable to Barrick[f,g,h]	5,100 - 5,600	910 - 970	650 - 700	870 - 920

	2019 forecast production (millions lbs)	2019 forecast cost of sales[a] ($/lb)	2019 forecast C1 cash costs[b] ($/lb)	2019 forecast all-in sustaining costs[b] ($/lb)
Copper

Lumwana	210 - 240	2.25 - 2.50	1.80 - 2.10	2.75 - 3.15
Zaldívar (50%)	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20

Jabal Sayid (50%)	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90

Total Copper[h]	375 - 430	2.30 - 2.70	1.70 - 2.00	2.40 - 2.90
a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 36.1% Acacia and 40% South Arturo from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali and Morila), divided by attributable gold ounces sold. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments). The guidance for cost of sales for Carlin, Turquoise Ridge/Twin Creeks, Phoenix and Long Canyon does not include the impact of the Nevada Gold Mines purchase price allocation.

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

c.

These five operations are part of Nevada Gold Mines from July 1, 2019. Amounts include Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (which includes Goldstrike), Turquoise Ridge/Twin Creeks, Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

d.

Includes our 60% share of South Arturo from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

e.

Other sites include Lagunas Norte, Golden Sunlight, and Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure. Due to the planned ramp down of operations, we will cease to include production or non-GAAP cost metrics for Golden Sunlight or Morila after the second quarter and Lagunas Norte after the end of the third quarter.

f.	Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

g.

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

h.	Includes corporate administration costs.

BARRICK SECOND QUARTER 2019	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold

	For the three months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change
Barrick Nevada[a]

Gold produced (000s oz)	526	572	(8)%	533	(1)%

Cost of sales ($/oz)	842	780	8%	845	0%

Total cash costs ($/oz)[b]	594	542	10%	553	7%

All-in sustaining costs ($/oz)[b]	752	678	11%	725	4%

Cortez

Gold produced (000s oz)	280	262	7%	294	(5)%

Cost of sales ($/oz)	719	682	5%	653	10%

Total cash costs ($/oz)[b]	489	433	13%	352	39%

All-in sustaining costs ($/oz)[b]	561	506	11%	437	28%

Goldstrike[c]

Gold produced (000s oz)	181	233	(22)%	170	6%

Cost of sales ($/oz)	1,116	947	18%	1,199	(7)%

Total cash costs ($/oz)[b]	769	671	15%	856	(10)%

All-in sustaining costs ($/oz)[b]	1,088	891	22%	1,220	(11)%

Turquoise Ridge (75%)

Gold produced (000s oz)	65	77	(16)%	69	(6)%

Cost of sales ($/oz)	665	592	12%	802	(17)%

Total cash costs ($/oz)[b]	569	506	12%	692	(18)%

All-in sustaining costs ($/oz)[b]	667	592	13%	757	(12)%

Pueblo Viejo (60%)

Gold produced (000s oz)	124	148	(16)%	123	1%

Cost of sales ($/oz)	852	696	22%	852	0%

Total cash costs ($/oz)[b]	557	421	32%	524	6%

All-in sustaining costs ($/oz)[b]	702	543	29%	690	2%

Loulo-Gounkoto (80%)[d]

Gold produced (000s oz)	147	128	15%

Cost of sales ($/oz)	1,072	1,052	2%

Total cash costs ($/oz)[b]	598	684	(13)%

All-in sustaining costs ($/oz)[b]	811	840	(3)%

Kibali (45%)[d]

Gold produced (000s oz)	95	93	2%

Cost of sales ($/oz)	868	1,202	(28)%

Total cash costs ($/oz)[b]	540	573	(6)%

All-in sustaining costs ($/oz)[b]	651	673	(3)%

Kalgoorlie (50%)

Gold produced (000s oz)	57	55	4%	96	(41)%

Cost of sales ($/oz)	1,038	1,064	(2)%	833	25%

Total cash costs ($/oz)[b]	846	870	(3)%	672	26%

All-in sustaining costs ($/oz)[b]	1,204	1,185	2%	763	58%

Tongon (89.7%)[d]

Gold produced (000s oz)	61	61	0%

Cost of sales ($/oz)	1,562	1,451	8%

Total cash costs ($/oz)[b]	750	799	(6)%

All-in sustaining costs ($/oz)[b]	802	836	(4)%

Porgera (47.5%)

Gold produced (000s oz)	61	66	(8)%	41	49%

Cost of sales ($/oz)	1,032	1,031	0%	1,233	(16)%

Total cash costs ($/oz)[b]	893	854	5%	846	6%

All-in sustaining costs ($/oz)[b]	1,112	978	14%	1,183	(6)%

BARRICK SECOND QUARTER 2019	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold (continued)

	For the three months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change
Veladero (50%)

Gold produced (000s oz)	75	70	7%	78	(4)%

Cost of sales ($/oz)	1,186	1,195	(1)%	984	21%

Total cash costs ($/oz)[b]	746	713	5%	534	40%
All-in sustaining costs ($/oz)[b]	1,046	1,100	(5)%	946	11%

Hemlo

Gold produced (000s oz)	55	55	0%	38	45%

Cost of sales ($/oz)	953	906	5%	1,277	(25)%

Total cash costs ($/oz)[b]	822	769	7%	1,184	(31)%
All-in sustaining costs ($/oz)[b]	1,015	915	11%	1,453	(30)%

Acacia (63.9%)

Gold produced (000s oz)	101	67	51%	86	17%

Cost of sales ($/oz)	920	1,114	(17)%	877	5%

Total cash costs ($/oz)[b]	659	850	(22)%	688	(4)%
All-in sustaining costs ($/oz)[b]	792	1,023	(23)%	918	(14)%

Lagunas Norte

Gold produced (000s oz)	39	35	11%	65	(40)%

Cost of sales ($/oz)	952	1,304	(27)%	657	45%

Total cash costs ($/oz)[b]	732	637	15%	428	71%
All-in sustaining costs ($/oz)[b]	998	1,018	(2)%	662	51%

Golden Sunlight

Gold produced (000s oz)	6	7	(14)%	7	(14)%

Cost of sales ($/oz)	2,336	2,174	7%	1,879	24%

Total cash costs ($/oz)[b]	2,037	1,974	3%	1,928	6%
All-in sustaining costs ($/oz)[b]	2,434	2,471	(1)%	2,138	14%

Morila (40%)[d]

Gold produced (000s oz)	6	10	(40)%

Cost of sales ($/oz)	2,585	1,445	79%

Total cash costs ($/oz)[b]	1,446	1,157	25%
All-in sustaining costs ($/oz)[b]	1,449	1,157	25%

Total Attributable to Barrick

Gold produced (000s oz)	1,353	1,367	(1)%	1,067	27%

Cost of sales ($/oz)[e]	964	947	2%	882	9%

Total cash costs ($/oz)[b]	651	631	3%	605	8%

All-in sustaining costs ($/oz)[b]	869	825	5%	856	2%

a.	Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and, starting in the first quarter of 2019, our 75% interest in Turquoise Ridge.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.	Includes production and sales from South Arturo on a 60% basis, which reflects our equity share.
d.	These sites did not form a part of the Barrick consolidated results in the three months ended June 30, 2018 as these sites were acquired as a result of the Merger.
e.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding Pierina) divided by gold equity ounces sold.

BARRICK SECOND QUARTER 2019	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Copper

	For the three months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change
Lumwana

Copper production (millions lbs)	49	61	(20)%	47	4%

Cost of sales ($/lb)	2.07	2.16	(4)%	2.43	(15)%

C1 cash cash costs ($/lb)[a]	1.70	1.67	2%	2.16	(21)%

All-in sustaining costs ($/lb)[a]	2.78	2.79	0%	3.13	(11)%

Zaldívar (50%)

Copper production (millions lbs)	32	28	14%	23	39%

Cost of sales ($/lb)	2.32	2.68	(13)%	2.69	(14)%

C1 cash cash costs ($/lb)[a]	1.61	1.91	(16)%	2.19	(26)%

All-in sustaining costs ($/lb)[a]	1.85	2.12	(13)%	2.64	(30)%

Jabal Sayid (50%)

Copper production (millions lbs)	16	17	(6)%	13	23%

Cost of sales ($/lb)	1.45	1.55	(6)%	1.84	(21)%

C1 cash cash costs ($/lb)[a]	1.22	1.10	11%	1.50	(19)%

All-in sustaining costs ($/lb)[a]	1.31	1.30	1%	2.30	(43)%

Total Copper

Copper production (millions lbs)	97	106	(8)%	83	17%

Cost of sales ($/lb)[b]	2.04	2.21	(8)%	2.45	(17)%

C1 cash cash costs ($/lb)[a]	1.59	1.66	(4)%	2.10	(24)%

All-in sustaining costs ($/lb)[a]	2.28	2.46	(7)%	3.04	(25)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

OPERATING DIVISIONS PERFORMANCE

Following the Merger, our presentation of our reportable operating segments consists of seven gold mines (Cortez, Goldstrike, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali and Veladero) and Acacia, a publicly listed company in which we hold a 63.9% equity interest. The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other”

category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2019	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevadaa, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change
Total tonnes mined (000s)	43,916	39,745	10%	46,449	(5)%	83,661	99,336	(16)%

Open pit ore	4,339	5,581	(22)%	4,728	(8)%	9,920	8,055	23%

Open pit waste	38,569	33,104	17%	40,842	(6)%	71,673	89,526	(20)%

Underground	1,008	1,060	(5)%	879	15%	2,068	1,755	18%

Average grade (grams/tonne)

Open pit mined	0.72	1.49	(52)%	3.84	(81)%	1.15	3.13	(63)%

Underground mined	10.86	10.65	2%	10.87	0%	10.75	10.87	(1)%

Processed	2.50	2.72	(8)%	3.18	(21)%	2.46	3.21	(23)%

Ore tonnes processed (000s)	7,137	7,790	(8)%	5,663	26%	14,927	11,144	34%

Oxide mill	1,114	1,056	5%	1,194	(7)%	2,170	2,257	(4)%

Roaster	1,364	1,360	0%	1,003	36%	2,724	2,228	22%

Autoclave	1,351	1,433	(6)%	1,431	(6)%	2,784	2,624	6%

Heap leach	3,308	3,941	(16)%	2,035	63%	7,249	4,035	80%

Recovery rate	79%	83%	(5)%	83%	(5)%	83%	84%	(2)%

Oxide Mill	78%	82%	(5)%	82%	(5)%	80%	84%	(5)%

Roaster	87%	87%	0%	88%	(1)%	87%	88%	(2)%

Autoclave	67%	78%	(14)%	73%	(8)%	73%	72%	1%

Gold produced (000s oz)	526	572	(8)%	533	(1)%	1,098	1,050	5%

Oxide mill	82	102	(20)%	181	(55)%	184	349	(47)%

Roaster	255	254	0%	173	47%	509	380	34%

Autoclave	122	158	(23)%	137	(11)%	280	237	18%

Heap leach	67	58	16%	42	60%	125	84	49%

Gold sold (000s oz)	547	574	(5)%	502	9%	1,121	1,027	9%

Revenue ($ millions)	713	750	(5)%	660	8%	1,463	1,358	8%

Cost of sales ($ millions)	462	448	3%	424	9%	910	860	6%

Income ($ millions)	244	292	(16)%	221	10%	536	480	12%

EBITDA ($ millions)[b]	371	428	(13)%	367	1%	799	781	2%

Capital expenditures ($ millions)[c,d]	169	149	13%	163	4%	318	322	(1)%

Minesite sustaining[c]	76	70	9%	75	1%	146	154	(5)%

Project[c]	93	79	17%	88	5%	172	168	2%

Cost of sales ($/oz)	842	780	8%	845	0%	811	837	(3)%

Total cash costs ($/oz)[b]	594	542	10%	553	8%	567	542	5%

All-in sustaining costs ($/oz)[b]	752	678	11%	725	4%	714	709	1%

All-in costs ($/oz)[b]	922	817	13%	902	2%	868	874	(1)%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and, starting in the first quarter of 2019, our 75% interest in Turquoise Ridge. The results in the table for the three and six months ended June 30, 2018 include our 75% interest in Turquoise Ridge.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

d.	Amounts presented exclude capitalized interest.

Refer to the following pages for a detailed discussion of Cortez, Goldstrike and Turquoise Ridge’s results. As discussed on page 37, on July 1, 2019 these mines were contributed to Nevada Gold Mines, a joint venture with Newmont Goldcorp. These results represent Barrick’s ownership interests prior to the formation of Nevada Gold Mines.

BARRICK SECOND QUARTER 2019	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change
Total tonnes mined (000s)	31,598	27,572	15%	29,420	7%	59,170	63,669	(7)%

Open pit ore	3,945	4,661	(15)%	4,030	(2)%	8,606	7,105	21%

Open pit waste	27,283	22,523	21%	25,041	9%	49,806	55,880	(11)%

Underground	370	388	(5)%	349	6%	758	684	11%

Average grade (grams/tonne)

Open pit mined	0.65	0.99	(34)%	4.02	(84)%	0.83	3.19	(74)%

Underground mined	10.74	9.36	15%	10.19	5%	10.04	10.81	(7)%

Processed	1.82	1.66	10%	3.00	(39)%	1.74	2.89	(40)%

Ore tonnes processed (000s)	5,014	5,473	(8)%	3,496	43%	10,487	6,932	51%

Oxide mill	1,114	1,056	5%	1,194	(7)%	2,170	2,257	(4)%

Roaster	592	476	24%	267	122%	1,068	640	67%

Heap leach	3,308	3,941	(16)%	2,035	63%	7,249	4,035	80%

Recovery rate	84%	85%	(1)%	87%	(3)%	88%	90%	(2)%

Oxide Mill	78%	82%	(5)%	82%	(6)%	80%	84%	(5)%

Roaster	88%	88%	0%	90%	(2)%	88%	90%	(2)%

Gold produced (000s oz)	280	262	7%	294	(5)%	542	579	(6)%

Oxide mill	82	102	(20)%	181	(55)%	184	349	(47)%

Roaster	131	102	28%	71	85%	233	146	60%

Heap leach	67	58	16%	42	60%	125	84	49%

Gold sold (000s oz)	281	259	8%	284	(1)%	540	557	(3)%

Revenue ($ millions)	368	339	9%	371	(1%)	707	734	(4)%

Cost of sales ($ millions)	202	177	14%	185	9%	379	371	2%

Income ($ millions)	158	155	2%	179	(12)%	313	351	(11)%

EBITDA ($ millions)[a]	223	219	2%	264	(16)%	442	523	(15)%

Capital expenditures ($ millions)[b,c]	83	76	9%	87	(5)%	159	158	0%

Minesite sustaining[b]	15	13	15%	17	(13)%	28	27	2%

Project[b]	68	63	8%	70	(3)%	131	131	—%

Cost of sales ($/oz)	719	682	5%	653	10%	701	667	5%

Total cash costs ($/oz)[a]	489	433	13%	352	39%	462	358	29%

All-in sustaining costs ($/oz)[a]	561	506	11%	437	28%	535	426	26%

All-in costs ($/oz)[a]	795	749	6%	684	16%	773	661	17%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

c.	Amounts presented exclude capitalized interest.

Safety and Environment

One Lost Time Injury (“LTI”) was recorded during the quarter with a Lost Time Injury Frequency Rate (“LTIFR”) of 0.84 per million hours worked versus 1.06 the previous quarter. No major environmental incident occurred during the quarter.

Financial Results

Q2 2019 compared to Q1 2019

Cortez’s income for the second quarter of 2019 was 2% higher than the first quarter of 2019 due to an increase in sales volume partially offset by higher cost of sales per ounce3.

Gold production in the second quarter of 2019 was 7% higher compared to the prior quarter, primarily due to increased ore processed at the Goldstrike Roaster marginally offset by lower grades mined and processed from the Cortez Hills Open Pit (“CHOP”) as mining was completed in the second quarter.

Cost of sales per ounce3 and total cash costs per ounce1 in the second quarter of 2019 were 5% and 13% higher, respectively, versus the prior quarter due to increased haulage and processing costs associated with ore processed at the Goldstrike Roaster and lower grades from CHOP as mining was completed during the second quarter. This increase was largely offset by lower depreciation. CHOP has higher depreciation on a per ounce basis relative to other ore mined at Cortez, and therefore, depreciation per ounce has decreased with the completion of mining at CHOP. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 11% compared to the prior quarter due to higher total cash costs and higher minesite sustaining capital expenditures.

Capital expenditures in the second quarter of 2019 increased by 9% compared to the prior quarter due to higher sustaining capital expenditures. Higher sustaining capital expenditures

BARRICK SECOND QUARTER 2019	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

relative to the first quarter of 2019 is attributed to the Area 30 leach pad construction. Project capital spend was unchanged. Crossroads stripping increased with the completion of mining at CHOP which offset lower spend at the Rangefront decline underground project.

Q2 2019 compared to Q2 2018

Cortez’s income for the three month period ended June 30, 2019 was 12% lower than the same prior year period primarily due to a decrease in sales volume, and higher cost of sales per ounce3.

Gold production for the three month period ended June 30, 2019 was 5% lower compared to the same prior year period, primarily due to lower grades mined and processed from CHOP as mining was completed in the second quarter of 2019. This was partially offset by increased ore processed at the Goldstrike Roaster, higher leach production, and a reduction of gold in circuit. In the second quarter of 2018, the Goldstrike Roaster had a planned 21 day maintenance event impacting production. Leach production has increased as mining and placement of ore from Crossroads has ramped up. The lower gold in circuit balances were also related to the completion of mining at CHOP as the high grade CHOP ore in circuit was drawn down by the end of the quarter.

Cost of sales per ounce3 for the three month period ended June 30, 2019 was 10% higher than the same prior year period, due to higher total cash costs per ounce partially offset by lower depreciation. CHOP has higher depreciation on a per ounce basis relative to other ore mined at Cortez, and therefore, depreciation per ounce has decreased with the completion of mining at CHOP. Total cash costs per ounce1 was 39% higher than the same prior year period due to lower grades as mining from CHOP was completed in the second quarter combined with increased haulage and processing costs associated with ore processed at the Goldstrike Roaster. For the three month period ended June 30, 2019, all-in sustaining costs per ounce1 increased by 28% compared to the same prior year period, due to higher total cash costs partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended June 30, 2019 decreased by 5% from the same prior year period due to lower minesite sustaining capital expenditures and lower project capital expenditures. Lower minesite sustaining capital expenditures was due to the timing of open pit capital component replacements. Lower project capital expenditures was due to the ramp down in the Rangefront, Deep South, and Crossroads dewatering projects partially offset by increasing Crossroads stripping.

YTD Q2 2019 compared to YTD Q2 2018

Cortez’s income for the six month period ended June 30, 2019 was 11% lower than the same prior year period primarily due to a decrease in sales volume, lower realized gold prices1 and higher cost of sales per ounce3.

Gold production for the six month period ended June 30, 2019 was 6% lower compared to the same prior year period, primarily due to lower grades mined and processed from CHOP as mining was completed in the second quarter of 2019. This was partially offset by increased ore processed at the Goldstrike Roaster, higher leach production, and a reduction of gold in circuit. In the second quarter of 2018, the Goldstrike roaster had a planned 21 day maintenance event impacting production. Leach production has increased as mining and placement from Crossroads has ramped up. The lower gold in circuit balances were also related to the completion of mining at CHOP as the high grade CHOP ore in circuit was drawn down by the end of the quarter.

Cost of sales per ounce3 for the six month period ended June 30, 2019 was 5% higher than the same prior year period, due to higher total cash costs per ounce1 partially offset by lower depreciation per ounce. CHOP has higher depreciation on a per ounce basis relative to other ore mined at Cortez, and therefore, depreciation per ounce has decreased with the completion of mining at CHOP. Total cash costs per ounce1 was 29% higher than the same prior year period, due to lower grades as mining from CHOP was completed in the current period combined with increased haulage and processing costs associated with ore processed at the Goldstrike Roaster and increasing royalties. Royalties have increased as production shifts from CHOP to Crossroads, which carries a higher royalty burden. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 increased by 26% compared to the same prior year period, due to higher total cash costs1.

Capital expenditures for the six month period ended June 30, 2019 was relatively flat compared to the same prior year period. Slightly lower project capital expenditures was due to the ramp down in the Rangefront, Deep South, and Crossroads dewatering projects, partially offset by increasing Crossroads pre-stripping.

BARRICK SECOND QUARTER 2019	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrikea, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change
Total tonnes mined (000s)	12,138	11,982	1%	16,864	(28)%	24,120	35,345	(32)%

Open pit ore	394	920	(57)%	698	(44)%	1,314	950	38%

Open pit waste	11,286	10,581	7%	15,801	(29)%	21,867	33,646	(35)%

Underground	458	481	(5)%	365	25%	939	749	25%

Average grade (grams/tonne)

Open pit mined	1.43	4.03	(65)%	2.74	(48)%	3.25	2.67	22%

Underground mined	9.32	9.17	2%	9.59	(3)%	9.24	9.07	2%

Processed	4.26	4.31	(1)%	3.49	22%	4.28	3.78	13%

Ore tonnes processed (000s)	1,961	2,162	(9)%	2,033	(4)%	4,123	3,940	5%

Roaster	772	884	(13)%	736	5%	1,656	1,588	4%

Autoclave	1,189	1,278	(7)%	1,297	(8)%	2,467	2,352	5%

Recovery rate	71%	78%	(9)%	75%	(5)%	75%	74%	1%

Roaster	86%	87%	(2)%	86%	0%	86%	87%	(1)%

Autoclave	50%	66%	(24)%	62%	(19)%	59%	58%	2%

Gold produced (000s oz)	181	233	(22)%	170	6%	414	356	16%

Roaster	124	152	(18)%	102	22%	276	234	18%

Autoclave	57	81	(30)%	68	(16)%	138	122	13%

Gold sold (000s oz)	181	239	(24)%	160	13%	420	349	20%

Revenue ($ millions)	235	311	(24)%	214	10%	546	465	17%

Cost of sales ($ millions)	203	226	(10)%	192	6%	429	397	8%

Income ($ millions)	33	83	(60)%	14	136%	116	62	87%

EBITDA ($ millions)[b]	86	149	(42)%	68	26%	235	177	33%

Capital expenditures ($ millions)[c]	54	50	8%	54	0%	104	116	(10)%

Minesite sustaining[c]	54	50	8%	54	0%	104	116	(10)%

Project[c]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	1,116	947	18%	1,199	(7)%	1,020	1,132	(10)%

Total cash costs ($/oz)[b]	769	671	15%	856	(10)%	713	801	(11)%

All-in sustaining costs ($/oz)[b]	1,088	891	22%	1,220	(11)%	976	1,152	(15)%

All-in costs ($/oz)[b]	1,088	891	22%	1,220	(11%)	976	1,152	(15)%

a.	Includes our 60% share of South Arturo.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

Safety and Environment

Three LTIs were recorded during the quarter with an LTIFR of 2.43 per million hours worked versus 1.79 the previous quarter. No major environmental incident occurred during the quarter. In response to this increase in LTIFR, the North American sites are focusing their safety leadership field engagements to better educate our workforce to mitigate the potential for line of fire injuries that can occur with a release of stored energy. The implementation of the Fatality Prevention Commitments program also continued this quarter through site safety orientations, worker training, safety meetings and field engagements to further embed the program concepts.

Financial Results

Q2 2019 compared to Q1 2019

Goldstrike’s income for the second quarter of 2019 was 60% lower than the first quarter of 2019 primarily due to a decrease in sales volume and higher cost of sales per ounce3.

Gold production in the second quarter of 2019 was 22% lower compared to the prior quarter, primarily due to lower grade ore processed through the autoclave and lower recoveries which was impacted by a higher blend of alkaline ore. This was combined with lower roaster production as less underground ore was available for processing although this capacity was absorbed by an increase in Cortez ore shipped to and processed at Goldstrike’s Roaster (refer to Cortez discussion on the preceding page).

Cost of sales per ounce3 and total cash costs per ounce1 in the second quarter of 2019 were 18% and 15% higher, respectively, than the prior quarter mainly due to lower recoveries. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 22% compared to the prior quarter primarily due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

BARRICK SECOND QUARTER 2019	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures in the second quarter of 2019 increased by 8% compared to the prior quarter due to higher sustaining capital expenditures attributed to increased capitalized stripping from the fourth northwest layback.

Q2 2019 compared to Q2 2018

Goldstrike’s income for the three month period ended June 30, 2019 was 136% higher than the same prior year period primarily due to an increase in sales volume and a decrease in cost of sales per ounce3.

Gold production for the three month period ended June 30, 2019 was 6% higher compared to the same prior year period, primarily due to a scheduled roaster maintenance shutdown occurring in the same prior year period and the higher grades processed. This was partially offset by lower autoclave recoveries, which were impacted by a higher blend of alkaline ore.

Cost of sales per ounce3 and total cash costs per ounce1 for the three month period ended June 30, 2019 were 7% and 10% lower, respectively, than the same prior year period mainly due to the impact of higher grades processed, lower acid consumption related to the higher blend of alkaline ore processed through the autoclave, and lower roaster maintenance costs partially offset by the lower autoclave recoveries. For the three month period ended June 30, 2019, all-in sustaining costs per ounce1 decreased by 11% compared to the same prior year period primarily due to the lower total cash costs per ounce1.

Capital expenditures for the three month period ended June 30, 2019 was in line with the same prior year period as higher minesite sustaining capital expenditures attributed to underground development associated with the Ren deposit was offset by lower capitalized stripping from the fourth northwest layback.

YTD Q2 2019 compared to YTD Q2 2018

Goldstrike’s income for the six month period ended June 30, 2019 was 87% higher than the same prior year period primarily due to an increase in sales volume and a decrease in cost of sales per ounce3 partially offset by lower realized gold prices1.

Gold production for the six month period ended June 30, 2019 was 16% higher compared to the same prior year period, primarily due to a scheduled roaster maintenance shutdown occurring in the same prior year period. This was combined with higher open pit grades mined and processed, and higher underground ore available for processing due to development of Lower Rodeo and East Banshee mining areas in the current period. Additionally, autoclave production increased due to higher throughput and a higher blend of acid ore in the current period.

Cost of sales per ounce3 and total cash costs per ounce1 for the six month period ended June 30, 2019 were 10% and 11% lower, respectively, than the same prior year period mainly due to the impact of increased production related to the higher grades processed. This was partially offset by higher costs due to the net impact of higher acid consumption at the autoclave and lower maintenance costs as a result of the scheduled roaster maintenance shutdown occurring in the same prior year period. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 decreased by 15% compared to the same prior year period primarily due to the impact of lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.

Capital expenditures for the six month period ended June 30, 2019 decreased by 10% from the same prior year period due to lower minesite sustaining capital expenditures. Lower minesite sustaining capital expenditures is attributed to lower capitalized stripping from the fourth northwest layback, partially offset by increased underground development for capital drilling.

BARRICK SECOND QUARTER 2019	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis)a, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change
Underground tonnes mined (000s)	180	191	(6)%	165	9%	371	322	15%

Average grade (grams/tonne)

Underground mined	14.28	15.90	(10)%	14.76	(3)%	15.12	14.86	2%

Recovery rate	91%	94%	(4)%	92%	(1)%	92%	94%	(2)%

Gold produced (000s oz)	65	77	(16)%	69	(6)%	142	115	24%

Gold sold (000s oz)	85	76	12%	58	47%	161	121	33%

Revenue ($ millions)	110	100	10%	75	47%	210	159	32%

Cost of sales ($ millions)	57	45	27%	47	21%	102	92	11%

Income ($ millions)	53	54	(2)%	28	89%	107	67	60%

EBITDA ($ millions)[b]	62	60	3%	35	77%	122	81	51%

Capital expenditures ($ millions)[c]	19	16	19%	14	36%	35	27	30%

Minesite sustaining[c]	7	7	0%	4	75%	14	10	40%

Project[c]	12	9	33%	10	20%	21	17	24%

Cost of sales ($/oz)	665	592	12%	802	(17)%	631	759	(17)%

Total cash costs ($/oz)[b]	569	506	12%	692	(18)%	539	645	(16)%

All-in sustaining costs ($/oz)[b]	667	592	13%	757	(12)%	632	733	(14)%

All-in costs ($/oz)[b]	806	716	13%	925	(13)%	764	871	(12)%

a.

Barrick owned 75% of the mine through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 75% interest in Turquoise Ridge. On July 1, 2019, Turquoise Ridge became part of Nevada Gold Mines.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

Safety and Environment

There were no LTIs during the quarter which resulted in an LTIFR of zero per million hours worked versus 2.37 the previous quarter. No major environmental incident occurred during the quarter.

Financial Results

Q2 2019 compared to Q1 2019

Turquoise Ridge’s income for the second quarter of 2019 was in line with the first quarter of 2019 with the higher cost of sales per ounce3 largely offset by the increase in sales volume.

Gold production in the second quarter of 2019 was 16% lower than the prior quarter, primarily due to lower ore tonnes mined resulting from unplanned shaft repairs and power interruptions, combined with lower grades. Gold sales were 12% higher than the prior quarter as higher grade was processed relative to the grade mined due to the timing difference between production and sales.

Cost of sales per ounce3 and total cash costs per ounce1 in the second quarter of 2019 were both 12% higher than the prior quarter primarily reflecting higher processing costs. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 13% compared to the prior quarter primarily reflecting higher total cash costs per ounce1.

Capital expenditures in the second quarter of 2019 increased by 19% compared to the prior quarter due to higher project capital expenditures, while minesite sustaining capital expenditures was in line with the prior quarter. Higher project capital expenditures are attributed to a ramp up in construction activities for the third shaft.

Q2 2019 compared to Q2 2018

Turquoise Ridge’s income for the three month period ended June 30, 2019 was 89% higher than the same prior year period primarily due to an increase in sales volume and a lower cost of sales per ounce3.

Gold production for the three month period ended June 30, 2019 was 6% lower compared to the same prior year period, primarily due to the lower grades mined. Gold sales were 47% higher than the same prior year period as a result of processing issues that occurred in the same prior year period.

Cost of sales per ounce3 and total cash costs per ounce1 for the three month period ended June 30, 2019 were 17% per ounce and 18% per ounce lower, respectively, than the same prior year period reflecting the efficiency gains from the optimized mining dimension, increased bench cut mining and higher utilization of the roadheaders. For the three month period ended June 30, 2019, all-in sustaining costs1 decreased by 12% compared to the same prior year period primarily, reflecting lower total cash costs per ounce1.

Capital expenditures for the three month period ended June 30, 2019, increased by 36% compared to the same prior year period mainly due to an increase in both minesite sustaining capital expenditures and project capital expenditures. Higher minesite sustaining capital expenditures are attributed to increased underground development and

BARRICK SECOND QUARTER 2019	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

equipment replacements. Higher project capital expenditures is attributed to increased spending on the third shaft.

YTD Q2 2019 compared to YTD Q2 2018

Turquoise Ridge’s income for the six month period ended June 30, 2019 was 60% higher than the same prior year period primarily due to an increase in sales volume and lower cost of sales per ounce3 partially offset by lower realized gold prices1.

Gold production for the six month period ended June 30, 2019 was 24% higher compared to the same prior year period, primarily due to the higher ore tonnes mined at a higher grade.

Cost of sales per ounce3 and total cash costs per ounce1 for the six month period ended June 30, 2019 were 17% and 16%

lower, respectively, than the same prior year period primarily reflecting the impact of higher sales volume. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 decreased by 14% compared to the same prior year period primarily reflecting lower total cash costs per ounce1 .

Capital expenditures for the six month period ended June 30, 2019 increased by 30% compared to the same prior year period mainly due to higher minesite sustaining capital expenditures and higher project capital expenditures. Higher minesite sustaining capital expenditures are attributed to higher underground development and equipment replacements. Higher project capital expenditures is attributed to a ramp up in construction activities for the third shaft.

BARRICK SECOND QUARTER 2019	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data			For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change

Open pit tonnes mined (000s)	6,116	7,070	(13)%	6,685	(9)%	13,186	11,632	13%

Open pit ore	1,496	1,739	(14)%	1,659	(10)%	3,235	2,910	11%

Open pit waste	4,620	5,331	(13)%	5,026	(8)%	9,951	8,722	14%

Average grade (grams/tonne)

Open pit mined	2.74	2.28	20%	2.37	16%	2.49	2.38	5%

Processed	3.56	3.75	(5)%	3.60	(1)%	3.66	3.68	0%

Autoclave ore tonnes processed (000s)	1,212	1,306	(7)%	1,171	4%	2,518	2,443	3%

Recovery rate	90%	89%	1%	91%	(1)%	89%	91%	(2)%

Gold produced (000s oz)	124	148	(16)%	123	1%	272	264	3%

Gold sold (000s oz)	132	142	(7)%	125	6%	274	273	0%

Revenue ($ millions)	192	198	(3)%	178	8%	390	396	(2)%

Cost of sales ($ millions)	114	98	16%	107	7%	212	208	2%

Income ($ millions)	75	98	(23)%	67	12%	173	182	(5)%

EBITDA ($ millions)[b]	104	126	(17)%	94	11%	230	234	(2)%

Capital expenditures ($ millions)[c]	18	16	13%	20	(10)%	34	43	(21)%

Minesite sustaining[c]	18	16	13%	20	(10)%	34	43	(21)%

Project[c]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	852	696	22%	852	0%	772	761	1%

Total cash costs ($/oz)[b]	557	421	32%	524	6%	487	462	5%

All-in sustaining costs ($/oz)[b]	702	543	29%	690	2%	619	625	(1)%

All-in costs ($/oz)[b]	724	544	33%	690	5%	630	625	1%
a.	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

Safety and Environment

During the second quarter of 2019, one LTI was recorded with an LTIFR of 0.39 per million hours worked versus 2.36 the previous quarter. Significant safety improvements have been undertaken at Pueblo Viejo during the second quarter, including development and implementation of safety improvement plans. The improvement plans focused on: formalized safety stand downs and safety communications, communication and implementation of the Fatality Prevention Commitments program and working with the various department leads to develop and implement departmental safety improvement plans. No major environmental incidents occurred during the quarter.

Financial Results

Q2 2019 compared to Q1 2019

Pueblo Viejo’s income for the second quarter of 2019 was 23% lower than the first quarter of 2019, due to lower sales volume and higher costs of sales per ounce.

Gold production for the second quarter of 2019 was 16% lower than the prior quarter mainly due to delayed access to higher grade phases of the Moore pit as a result of a wall failure and lower grade reconciliation from the Cumba pit. Second quarter production was also impacted by lower throughput as a result of a scheduled total plant shutdown and unplanned autoclave maintenance.

We expect production to steadily increase in the second half of 2019, driven by better access to Moore ore and stronger performance at Cumba following improved reconciliation starting in June. At this time, there are no total plant shutdowns scheduled in the second half of 2019.

Cost of sales per ounce3 and total cash costs per ounce1 for the second quarter of 2019 were 22% and 32% higher, respectively, than the prior quarter primarily reflecting the impact of lower throughput, lower grades and higher maintenance costs related to the scheduled total plant shutdown. For the second quarter of 2019, all-in sustaining costs per ounce1 increased by 29% compared to the prior quarter, mainly reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

Capital expenditures for the second quarter of 2019 increased by 13% compared to the prior quarter, primarily due to increased spending relating to tailings pumps and the Bonao Substation III project, combined with higher capitalized stripping. This was partially offset by lower tailings storage facility construction costs due to the timing of the construction schedule.

BARRICK SECOND QUARTER 2019	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2019 compared to Q2 2018

Pueblo Viejo’s income for the three month period ended June 30, 2019 was 12% higher than the same prior year period, primarily due to higher sales volume.

Gold production for the three month period ended June 30, 2019 was 1% higher than the same prior year period, due to increased throughput as a result of improved autoclave availability resulting from business improvement initiatives.

Cost of sales per ounce3 was unchanged quarter on quarter with increased fuel prices and higher maintenance costs resulting from the scheduled total plant shutdown offset by the impact of higher throughput and the sales of excess power generated by our power plant to third parties, which started in the second quarter of 2018. Total cash costs per ounce1 for the three month period ended June 30, 2019 was 6% higher than the same prior year period primarily due to lower silver by-product credits. For the three month period ended June 30, 2019, all-in sustaining costs per ounce1 increased by 2% compared to the same prior year period reflecting higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended June 30, 2019 decreased by 10% compared to the same prior year period, primarily due to lower capitalized stripping costs resulting from lower tonnes mined in the Moore pit, as the current focus is on the Monte Negro and Cumba pits.

YTD Q2 2019 compared to YTD Q2 2018

Pueblo Viejo’s income for the six month period ended June 30, 2019 was 5% lower than the same prior year period, primarily due to higher cost of sales per ounce3 and lower realized gold prices1. Gold sales volumes remained relatively consistent compared to the same prior year period.

Gold production for the six month period ended June 30, 2019 was 3% higher than the same prior year period primarily due to higher throughput rates and increased autoclave availability, partially offset by lower recovery.

Cost of sales per ounce3 and total cash costs per ounce1 for the six month period ended June 30, 2019 were 1% and 5% higher, respectively, than the same prior year period mainly relating to lower silver by-product credits, and higher fuel prices. This was partially offset by the impact of excess power generated by our power plant to third parties, which started in the second quarter of 2018. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 decreased by 1% compared to the same prior year period reflecting the lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the six month period ended June 30, 2019 decreased by 21% compared to the same prior year period, primarily due to lower capitalized stripping costs.

BARRICK SECOND QUARTER 2019	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data	For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/19	6/30/18[b]	% Change
Total tonnes mined (000s)	8,048	8,779	(8)%	16,827	15,305	10%

Open pit ore	818	542	51%	1,360	1,415	(4)%

Open pit waste	6,673	7,700	(13)%	14,373	12,837	12%

Underground	557	537	4%	1,094	1,053	4%

Average grade (grams/tonne)

Open pit mined	4.58	3.90	17%	4.31	2.90	49%

Underground mined	3.96	4.46	(11)%	4.20	4.95	(15)%

Processed	4.74	4.19	13%	4.47	3.79	18%

Ore tonnes processed (000s)	1,034	1,011	2%	2,045	2,073	(1)%

Recovery rate	93%	94%	(1)%	94%	93%	1%

Gold produced (000s oz)	147	128	15%	275	235	17%

Gold sold (000s oz)	148	128	16%	276	239	15%

Revenue ($ millions)	194	168	16%	362

Cost of sales ($ millions)	158	135	17%	293

Income ($ millions)	32	29	11%	61

EBITDA ($ millions)[c]	102	76	35%	178

Capital expenditures ($ millions)	31	18	73%	49

Minesite sustaining	29	18	63%	47

Project	2	0	0%	2

Cost of sales ($/oz)	1,072	1,052	2%	1,063

Total cash costs ($/oz)[c]	598	684	(13)%	638

All-in sustaining costs ($/oz)[c]	811	840	(3)%	824

All-in costs ($/oz)[c]	821	840	(2)%	830
a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

Safety and Environment

Two LTIs were recorded during the quarter with an LTIFR of 0.91 per million hours worked versus zero the previous quarter. No major environmental incidents occurred during the quarter.

Financial Results

Q2 2019 compared to Q1 2019

Loulo-Gounkoto’s income for the second quarter of 2019 was in line with the first quarter of 2019, primarily due to higher sales volume, partially offset by higher cost of sales per ounce3.

Gold production for the second quarter of 2019 was 15% higher than the prior quarter mainly due to higher grade from the Gounkoto South pit, in line with plan, as well as slightly higher throughput, partially offset by slightly lower recovery.

Cost of sales per ounce3 for the second quarter of 2019 was 2% higher than the prior quarter primarily due to higher depreciation. Total cash costs per ounce1 was 13% lower, than the prior quarter mainly due to the impact of higher grade and throughput. This was combined with lower direct mining costs as a result of increased capitalized stripping. For the second quarter of 2019, all-in sustaining costs1 decreased by 3% compared to the prior quarter reflecting lower direct mining costs, partially offset by higher minesite sustaining capital expenditures.

Capital expenditures for the second quarter of 2019 increased by 73% compared to the prior quarter, primarily due to increased capitalized stripping, underground development and capitalized exploration.

YTD Q2 2019

Loulo-Gounkoto’s income for the six month period ended June 30, 2019 was $61 million.

Gold production in the six month period ended June 30, 2019 was 17% higher compared to the same prior year period, primarily due to higher feed grade to the mill.

Cost of sales per ounce3 and total cash costs per ounce1 in the six month period ended June 30, 2019 were $1,063 and $638 per ounce, respectively. Cost of sales per ounce3 and total cash costs per ounce1 were positively impacted primarily by the higher feed grade to the mill. For the six month period ended June 30, 2019, all-in sustaining costs1 were $824 per ounce.

Capital expenditures in the six month period ended June 30, 2019 was $49 million, consisting of underground development in Gara and Yalea, capitalized stripping in Gounkoto and exploration capital.

BARRICK SECOND QUARTER 2019	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data	For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/19	6/30/18[b]	% Change
Total tonnes mined (000s)	2,938	3,162	(7)%	6,100	7,425	(18)%

Open pit ore	426	652	(35)%	1,078	790	36%

Open pit waste	2,126	2,078	2%	4,204	5,841	(28)%

Underground	386	432	(11)%	818	794	3%

Average grade (grams/tonne)

Open pit mined	2.44	2.34	4%	2.38	2.33	2%

Underground mined	5.27	5.39	(2)%	5.33	4.79	11%

Processed	3.88	3.89	0%	3.88	3.27	19%

Ore tonnes processed (000s)	850	840	1%	1,690	1,824	(7)%

Recovery rate	89%	89%	0%	89%	88%	1%

Gold produced (000s oz)	95	93	2%	188	168	12%

Gold sold (000s oz)	95	90	6%	185	173	7%

Revenue ($ millions)	125	117	7%	242

Cost of sales ($ millions)	82	108	(24)%	190

Income ($ millions)	43	10	330%	53

EBITDA ($ millions)[c]	74	66	12%	140

Capital expenditures ($ millions)	10	10	0%	20

Minesite sustaining	10	9	11%	19

Project	0	1	(100)%	1

Cost of sales ($/oz)	868	1,202	(28)%	1,030

Total cash costs ($/oz)[c]	540	573	(6)%	556

All-in sustaining costs ($/oz)[c]	651	673	(3)%	665

All-in costs ($/oz)[c]	655	676	(3)%	669
a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

Safety and Environment

There were no LTIs during the quarter which resulted in an LTIFR of zero per million hours worked versus 0.30 the previous quarter. No major environmental incidents occurred during the quarter.

Financial Results

Q2 2019 compared to Q1 2019

Kibali’s income for the second quarter of 2019 was 330% higher than the first quarter of 2019, primarily due to lower cost of sales per ounce3 and higher sales volumes.

Gold production for the second quarter of 2019 was 2% higher than the prior quarter as a result of slightly higher throughput, in spite of a winder failure during the quarter that restricted ore hoisted through the shaft as sufficient stockpile material was available to sustain production.

Cost of sales per ounce3 for the second quarter of 2019 was 28% lower than the prior quarter primarily due to an adjustment to depreciation expense relating to the purchase price allocation fair value increment. Total cash costs per ounce1 was 6% lower than the prior quarter attributed to a reduction in power costs as a result of improved river water levels allowing increased utilization of hydro-electric power.

For the second quarter of 2019, all-in sustaining costs per ounce1 decreased by 3% compared to the prior quarter, reflecting lower total cash costs1, slightly offset by higher minesite sustaining capital expenditures.

Capital expenditures for the second quarter of 2019 remained in line with the prior quarter as an increase in minesite sustaining capital expenditures was offset by a decrease in project capital expenditures. Higher minesite sustaining capital expenditures is primarily due to increased capitalized stripping related to mining in the Gorumbwa pit as well as additional underground development.

YTD Q2 2019

Kibali’s income for the six month period ended June 30, 2019 was $53 million.

Gold production in the six month period ended June 30, 2019 was 12% higher compared to the same prior year period, primarily due to increased feed grade, as a result of blending more higher grade underground material, in line with the mine plan.

Cost of sales per ounce3 and total cash costs per ounce1 in the six month period ended June 30, 2019 were $1,030 and $556 per ounce, respectively. Cost of sales per ounce3 and

BARRICK SECOND QUARTER 2019	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

total cash costs per ounce1 were impacted by higher power costs that occurred in the first quarter of the year, resulting from lower utilization of hydro-electric power. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 were $665 per ounce.

Capital expenditures in the six month period ended June 30, 2019 was $20 million, consisting of underground mining development, underground hauling equipment and capitalized stripping in the second quarter.

BARRICK SECOND QUARTER 2019	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data			For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change

Open pit tonnes mined (000s)	8,184	8,848	(8)%	9,242	(11)%	17,032	19,344	(12)%

Open pit ore	3,712	3,599	3%	3,679	1%	7,311	7,821	(7)%

Open pit waste	4,472	5,249	(15)%	5,563	(20)%	9,721	11,523	(16)%

Average grade (grams/tonne)

Open pit mined	0.63	0.70	(10)%	0.79	(20)%	0.66	0.91	(27)%

Processed	0.75	0.75	0%	0.88	(15)%	0.75	0.97	(23)%

Heap leach ore tonnes processed (000s)	2,828	3,416	(17)%	2,891	(2)%	6,244	6,851	(9)%

Gold produced (000s oz)	75	70	7%	78	(4)%	145	152	(5)%
Gold sold (000s oz)	74	68	9%	82	(10)%	142	156	(9)%
Revenue ($ millions)	100	91	10%	111	(10%)	191	212	(10)%

Cost of sales ($ millions)	88	81	9%	81	9%	169	157	8%

Income ($ millions)	12	10	20%	27	(56)%	22	52	(58)%

EBITDA ($ millions)[b]	43	40	8%	61	(30)%	83	117	(29)%

Capital expenditures ($ millions)[c]	19	40	(53)%	33	(42)%	59	64	(8)%

Minesite sustaining[c]	19	25	(24)%	33	(42)%	44	64	(31)%

Project[c]	0	15	(100)%	0	0%	15	0	100%

Cost of sales ($/oz)	1,186	1,195	(1)%	984	21%	1,190	1,008	18%

Total cash costs ($/oz)[b]	746	713	5%	534	40%	730	554	32%

All-in sustaining costs ($/oz)[b]	1,046	1,100	(5)%	946	11%	1,072	976	10%

All-in costs ($/oz)[b]	1,046	1,325	(21)%	946	11%	1,180	976	21%
a.

Barrick owns 50% of Veladero with our joint venture partner. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

Safety and Environment

Veladero had one LTI for the quarter, the first LTI for the year, with an LTIFR of 0.52 per million hours worked. No major environmental incidents occurred during the quarter.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q2 2019 compared to Q1 2019

Veladero’s income for the second quarter of 2019 was 20% higher than the first quarter of 2019 primarily due to an increase in sales volume and a marginally lower cost of sales per ounce3.

Gold production in the second quarter of 2019 was 7% higher than the prior quarter, primarily as a result of leach pad recovery initiatives resulting in improved recoveries on material stacked in prior periods and a reduction in pad inventories.

Cost of sales per ounce3 in the second quarter of 2019 decreased by 1% mainly due to lower depreciation on a per ounce basis. Total cash costs per ounce1 were 5% higher than the prior quarter primarily due to lower capitalized waste stripping and higher labor and maintenance costs. In the second quarter of 2019, all-in sustaining costs per ounce1 decreased by 5% compared to the prior quarter, resulting from lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures in the second quarter of 2019 decreased by 53% compared to the prior quarter resulting from payments related to an agreement made with the EPRE for a power transmission line in Argentina in the prior quarter and lower capitalized stripping.

Q2 2019 compared to Q2 2018

Veladero’s income for the three month period ended June 30, 2019 was 56% lower than the same prior year period primarily due to a decrease in sales volume and higher cost of sales per ounce3.

Gold production for the three month period ended June 30, 2019 was 4% lower than the same prior year period, primarily due to lower grades, partially offset by higher recovery.

Cost of sales per ounce3 and total cash costs per ounce1 for the three month period ended June 30, 2019 were 21% and 40% higher, respectively, than the same prior year period, primarily due to the impact of lower grades and the export tax announced in September 2018 by the Argentine government.

BARRICK SECOND QUARTER 2019	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period ended June 30, 2019, all-in sustaining costs per ounce1 increased by 11% compared to the same prior year period, mainly attributed to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended June 30, 2019 decreased by 42% compared to the same prior year period due to lower capitalized stripping, partially offset by an increase in spending on the Valley Leach Facility expansion project for phase 6.

YTD Q2 2019 compared to YTD Q2 2018

Veladero’s income for the six month period ended June 30, 2019 was 58% lower than the same prior year period primarily due to a decrease in sales volume, higher cost of sales per ounce3 and lower realized gold prices.

Gold production for the six month period ended June 30, 2019 was 5% lower than the same prior year period, primarily due to lower grades, partially offset by higher recovery.

Cost of sales per ounce3 and total cash costs per ounce1 for the six month period ended June 30, 2019 were 18% and 32% higher, respectively, than the same prior year period, primarily due to the impact of the export tax announced in September 2018 by the Argentine government. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 increased by 10% compared to the same prior year period, mainly attributed to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the six month period ended June 30, 2019 decreased by 8% compared to the same prior year period as a result of lower minesite sustaining capital expenditures, partially offset by higher project capital expenditures. Lower minesite sustaining capital expenditures is primarily attributed to lower capitalized stripping, partially offset by increased spending on the Valley Leach Facility expansion project for phase 6. Project capital expenditures relates to the power transmission line in Argentina related to the agreement with EPRE.

BARRICK SECOND QUARTER 2019	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data			For the three months ended			For the six months ended
	6/30/19	3/31/19	% Change	6/30/18	% Change	6/30/19	6/30/18	% Change

Total tonnes mined (000s)	4,240	3,811	11%	4,259	0%	8,051	8,394	(4)%

Open pit ore	1,271	1,069	19%	657	93%	2,340	1,308	79%

Open pit waste	2,705	2,476	9%	3,317	(18)%	5,181	6,506	(20)%

Underground	264	266	(1)%	285	(7)%	530	580	(9)%

Average grade (grams/tonne)

Open pit mined	2.19	1.84	19%	2.17	0%	2.03	1.94	4%

Underground mined	9.27	5.70	63%	8.30	12%	7.74	8.00	(3)%

Processed[a]	2.25	1.70	32%	2.00	13%	1.96	2.00	(2)%

Ore tonnes processed (000s)	2,475	2,324	6%	2,411	3%	4,799	4,570	5%

Recovery rate	89%	85%	4%	87%	1%	87%	87%	0%

Mining	93%	91%	2%	92%	1%	92%	92%	1%

Reprocessed tailings	50%	51%	(2)%	55%	(9)%	51%	54%	(6)%

Gold produced (000s oz)	159	105	51%	134	19%	264	255	3%

Gold sold (000s oz)	143	105	36%	134	7%	248	251	(1)%

Revenue ($ millions)	189	138	37%	176	7%	327	333	(2)%

Cost of sales ($ millions)	132	117	13%	118	12%	249	228	9%

Income ($ millions)	36	1	3,500%	33	9%	37	104	(64)%

EBITDA ($ millions)[b]	71	26	173%	56	27%	97	151	(36)%

Capital expenditures ($ millions)[c]	16	13	23%	25	(36)%	29	51	(43)%

Minesite sustaining[c]	11	10	10%	22	(50)%	21	46	(54)%

Project[c]	5	3	67%	3	67%	8	5	60%

Cost of sales ($/oz)	920	1,114	(17)%	877	5%	1,002	907	10%

Total cash costs ($/oz)[b]	659	850	(22)%	688	(4)%	740	701	6%

All-in sustaining costs ($/oz)[b]	792	1,023	(23)%	918	(14)%	890	945	(6)%

All-in costs ($/oz)[b]	817	1,061	(23)%	943	(13)%	920	966	(5)%
a.	Includes tailings retreatment.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and six months ended June 30, 2018 are presented on an accrued basis. Please refer to page 32 of this MD&A for more details.

Barrick currently holds a 63.9% equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Q2 2019 compared to Q1 2019

Acacia’s income for the second quarter of 2019 was $35 million higher than the first quarter of 2019, mainly attributed to higher sales volume and higher realized gold prices1, partially offset by higher cost of sales.

In the second quarter of 2019, gold production was 51% higher than the prior quarter primarily due to higher production at North Mara after successfully addressing the unanticipated fall of ground in the Gokona underground mine and excavator breakdown in the Nyabirama open pit occurring in the prior quarter.

Cost of sales per ounce3 and total cash costs per ounce1 in the second quarter of 2019 were 17% and 22% lower, respectively, than the prior quarter primarily reflecting the impact of higher production, combined with lower consumable and maintenance costs at Bulyanhulu and Buzwagi. All-in sustaining costs1 per ounce in the second quarter of 2019 was

23% lower than the prior quarter mainly due to lower total cash costs1, partially offset by higher minesite sustaining capital expenditures.

Capital expenditures in the second quarter of 2019 increased by 23% compared to the first quarter of 2019, mainly attributed to projects that were rescheduled from the prior quarter at North Mara, partially offset by lower underground development costs.

Q2 2019 compared to Q2 2018

Acacia’s income for the three month period ended June 30, 2019 was 9% higher than the same prior year period. For the three months ended June 30, 2019, the increase is mainly attributed to higher sales volume and higher realized gold prices1, partially offset by higher cost of sales.

For the three month periods ended June 30, 2019, gold production was 19% higher than the same prior year period primarily due to higher production at North Mara driven by the mining of higher grade areas at the Gokona underground mine and increased volumes at higher grades from the Nyabirama open pit mine. This was combined with an improvement in throughput and plant recovery rates.

BARRICK SECOND QUARTER 2019	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales per ounce3 in the three month period ended June 30, 2019 was 5% higher than the same prior year period, mainly due to an increase in depreciation. Total cash costs per ounce1 was 4% lower primarily due to the impact of higher production. All-in sustaining costs1 per ounce in the second quarter of 2019 was 14% lower than the same prior year period mainly due to lower total cash costs1, combined with lower minesite sustaining capital expenditures.

For the three month period ended June 30, 2019, capital expenditures decreased by 36% compared to the same prior year period primarily due to lower capitalized stripping as a result of mining in the main ore zone at the Nyabirama open pit at North Mara.

YTD Q2 2019 compared to YTD Q2 2018

Acacia’s income for the six month period ended June 30, 2019 was 64% lower than the same prior year period primarily due to lower realized gold prices1, a decrease in sales volume and higher cost of sales per ounce3.

Gold production for the six month period ended June 30, 2019 was 3% higher than the same prior year period, primarily due to higher production at North Mara driven by the higher grade ore mined in the Nyabirama open pit as well as mining of higher grade areas at the Gokona underground mine towards the end of the second quarter of 2019. This was combined with increased production at Bulyanhulu due to improvements in throughput of reprocessed tailings, partially offset by lower production at Buzwagi as the mine is now fully transitioned to a lower grade stockpile processing operation.

Cost of sales per ounce3 and total cash costs per ounce1 for the six month period ended June 30, 2019 were 10% and 6% higher, respectively, than the same prior year period, primarily due to lower capitalized stripping costs as a result of mining in the main ore zone at the Nyabirama open pit at North Mara. For the six month period ended June 30, 2019, all-in sustaining costs per ounce1 decreased by 6% compared to the same prior year period, mainly attributed to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the six month period ended June 30, 2019 decreased by 43% compared to the same prior year period mainly due to lower minesite sustaining capital expenditures. This is a result of lower capitalized stripping costs at North Mara and reduced operations at Bulyanhulu and Buzwagi.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government (the “GoT”) announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the GoT.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT include (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal that sets forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

The negotiations with the GoT have advanced to the point where draft documentation – the financial terms of which are consistent with prior disclosures by Barrick – has now been initialed by the GoT’s Negotiating Team, albeit with a number of substantive issues still outstanding. On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT

BARRICK SECOND QUARTER 2019	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements. While a basis for settlement has been developed, the terms have not yet been finalized and still carry significant risk.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter states that export permits for gold shipments from North Mara will be issued following completion of this inspection. North Mara will not be able to export doré until such export permits are granted.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorizes the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia Mining plc that Barrick does not already own (see “Key Business Developments - Acacia Mining plc”). Barrick and Acacia believe that the recommended final offer may enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT. As part of the stay, the hearings scheduled to begin in July 2019 were postponed. The parties to the arbitration have committed to providing the arbitration tribunal with an update on the status of the settlement discussions by December 30, 2019.

Settlement terms also contemplate an initial upfront “payment” by way of assignment to the GoT of minerals contained in containers at the Dar es Salaam port with a value of US$100 million, such value to be determined pursuant to a protocol to be agreed separately between the parties.

Refer to note 17 to the Financial Statements for more information regarding these matters.

Acacia Mining plc - Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice. The Prohibition Notice states that it shall remain effective until such time that NEMC is satisfied that the North Mara mine has taken measures to contain seepage from the TSF. Since the Prohibition Notice came into effect on July 20, 2019, the TSF at North Mara has been closed and all gold production via the North Mara process plant has been forced to cease until the Prohibition Notice is lifted. Mining activities at the North Mara mine remain unaffected for the time being with mined ore being added to stockpiles while a resolution is sought with respect to the Prohibition Notice.

Since June 30, 2019, Acacia has experienced significant cash outflows given its ongoing operating expenses and inability to export gold from North Mara. Should the prohibition on releasing tailings to the TSF persist, then the impact of the inability to process gold will significantly reduce Acacia’s ability to generate cash. Under this scenario, based on the latest cash forecast, Acacia’s independent directors consider that Acacia would no longer be able to meet its financial obligations within approximately three months, unless Acacia is granted export permits and is able to realize the sale of its inventory.

However, if Acacia is granted export permits and is able to realize the sale of its inventory, the cash balance will increase and Acacia will be able to meet its obligations for an extended period of time. Further, if a resolution is also achieved with NEMC whereby Acacia can use the TSF and resume gold processing, Acacia will once more be able to operate on a sustainable basis. Obtaining export permits for North Mara and a resolution with NEMC regarding the North Mara TSF, therefore, are immediate priorities for Acacia.

Refer to note 17 to the Financial Statements for more information regarding this matter.

BARRICK SECOND QUARTER 2019	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	6/30/19					3/31/19
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Kalgoorlie (50%)	57	1,038	846	1,204	16	55	1,064	870	1,185	15

Tongon (89.7%)	61	1,562	750	802	2	61	1,451	799	836	2

Porgera (47.5%)	61	1,032	893	1,112	12	66	1,031	854	978	8

Hemlo	55	953	822	1,015	9	55	906	769	915	8

Lagunas Norte	39	952	732	998	4	35	1,304	637	1,018	7

Golden Sunlight	6	2,336	2,037	2,434	1	7	2,174	1,974	2,471	1

Morila (40%)	6	2,585	1,446	1,449	0	10	1,445	1,157	1,157	0
a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Kalgoorlie (50% basis), Australia

Gold production in the second quarter of 2019 for Kalgoorlie was 4% higher compared to the prior quarter, primarily due to higher grade and tonnes processed, partially offset by lower recovery. Cost of sales per ounce3 in the second quarter of 2019 was 2% lower than the prior quarter due to the positive impact from higher grade and more tonnes processed. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 2% compared to the prior quarter primarily due to higher minesite sustaining capital expenditures on a per ounce basis, partially offset by lower total cash costs per ounce1.

We are also continuing to pursue sales of non-core assets that are not aligned with Barrick’s strategic investment filters. We will only proceed with transactions that make sense for the business, on terms we consider favorable to our shareholders. In this regard, we intend to initiate a process to explore the sale of our 50 percent stake in the KCGM operation in Western Australia in the third quarter of 2019.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the second quarter of 2019 was in line with the prior quarter. Cost of sales per ounce3 in the second quarter of 2019 was 8% higher than the prior quarter as a result of additional depreciation, whereas the decrease in total cash cost was primarily due to lower direct mining costs. All-in sustaining costs per ounce1 in the second quarter of 2019 decreased by 4%, mainly due to lower direct mining costs.

Porgera (47.5% basis), Papua New Guinea

Gold production for Porgera in the second quarter of 2019 was 8% lower compared to the first quarter of 2019, primarily due to lower throughput partially offset by higher ore grades and the continued reduction of process inventories related to the emptying of the concentrate pond. Lower throughput resulted from powerline tower sabotage events that interrupted the mine’s power supply, thereby reducing processing capacity during the quarter. Full power was restored to site in early July.

Cost of sales per ounce3 in the second quarter of 2019 was in line with the prior quarter, as lower processing costs and higher capitalized stripping were offset by higher mining costs. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 14% compared to the prior quarter, primarily due to the impact of lower throughput and higher minesite sustaining capital expenditures, including capitalized stripping.

Porgera’s current Special Mining Lease will terminate on August 16, 2019. The company has been working constructively with the PNG government to negotiate a 20-year extension. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered. The Company expects to reach an agreement with the government in the second half of 2019 and does not expect interruptions to the operation while these discussions are ongoing.

Hemlo, Ontario, Canada

Hemlo’s gold production in the second quarter of 2019 was in line with the prior quarter as higher throughput was offset by lower grade. Cost of sales per ounce3 in the second quarter of 2019 was 5% higher than the prior quarter primarily due to higher costs relating to both underground mining and processing. In the second quarter of 2019, all-in sustaining costs per ounce1 increased by 11% compared to the prior quarter due to higher minesite sustaining capital expenditures and the same impacts driving the higher cost of sales per ounce3.

Lagunas Norte, Peru

Gold production for Lagunas Norte in the second quarter of 2019 was 11% higher compared to the prior quarter, largely due to higher recovery as a result of secondary leaching of ore placed in prior periods. Cost of sales per ounce3 was 27% lower than the prior quarter mainly due to lower direct mining costs in the current quarter and severance costs occurring in the prior quarter. In the second quarter of 2019, all-in sustaining costs per ounce1 decreased by 2% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures. Given the decision to accelerate care and maintenance for Lagunas Norte from the end of 2019 (as per our previous guidance), we will no longer include

BARRICK SECOND QUARTER 2019	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

production or non-GAAP cost metrics for this operation after the end of the third quarter.

Golden Sunlight, Montana, USA

Gold production for Golden Sunlight in the second quarter of 2019 was 14% lower compared to the first quarter of 2019, as mining activities ceased during the current quarter and processing operations wound down. This negatively impacted cost of sales per ounce3 in the second quarter, which were 7% higher than the prior quarter. All-in sustaining costs per ounce1 were in line with the prior quarter. The focus for the operation is now on the evaluation of tailings reprocessing to produce a gold concentrate. Production in the third quarter is expected to be minimal and as such, we will cease to include production or non-GAAP cost metrics for this operation going forward.

Morila (40% basis), Mali

Morila’s gold production in the second quarter of 2019 was 40% lower compared to the prior quarter, primarily due to the completion of feeding campaigns from satellite pits and a return to tailings reprocessing. Cost of sales per ounce3 in the second quarter of 2019 was 79% higher than the prior quarter due to lower grade. All-in sustaining costs per ounce1 was 25% higher mainly due to these same impacts. Mining activity has ended at Morila as expected and as such, we will cease to include production or non-GAAP cost metrics for this operation going forward.

Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	6/30/19					3/31/19
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]
Lumwana	49	2.07	1.70	2.78	40	61	2.16	1.67	2.79	52

Zaldívar (50%)	32	2.32	1.61	1.85	7	28	2.68	1.91	2.12	5
Jabal Sayid (50%)	16	1.45	1.22	1.31	1	17	1.55	1.10	1.30	3
a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the second quarter of 2019 was 20% lower than the prior quarter. The decrease in copper production was due to repeated tears in the main crusher conveyor and the subsequent use of lower-grade stockpile as mill feed, resulting in a reduction in throughput and grade in the first two months of the quarter. Production levels in the final month of the quarter showed a strong recovery, partially offsetting the deficit to the prior quarter. Cost of sales per pound3 in the second quarter of 2019 was 4% lower than the prior quarter primarily due to lower depreciation charges outweighing volume-driven increases in unit mining costs and higher plant maintenance costs. In the second quarter of 2019, all-in sustaining costs per pound1 were in line with the prior quarter as an increase in direct mining costs, was offset by a decrease in minesite sustaining capital expenditures.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the second quarter of 2019 was 14% higher compared to the prior quarter as the prior quarter experienced crusher and conveyor reliability issues and adverse weather conditions. Cost of sales per pound3 in the second quarter of 2019 was 14% lower than the prior quarter primarily due to the impact of the higher throughput. All-in sustaining costs per pound1 decreased by 13% compared to the prior quarter primarily due to the impact of higher throughput, partially offset by an increase in minesite sustaining capital expenditures.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the second quarter of 2019 was 6% lower compared to the prior quarter but still exceeded planned production levels. The reduction from the prior period was primarily due to a decrease in the feed grade in line with the mine plan. Cost of sales per pound3 in the second quarter of 2019 was 6% lower than the prior quarter, primarily due to the impact of increased sales volumes. All-in sustaining costs per pound1 in the second quarter of 2019 remained in line with the prior quarter.

BARRICK SECOND QUARTER 2019	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth Project Updates

Cortez Deep South, Nevada, USA6

Under the current Life of Mine plan, the Deep South project starts to contribute to Cortez production from 2020, ramping up to between approximately 150-250koz (100% basis) from 2022 to 2031 at an estimated average cost of sales of $650 per ounce, and all-in sustaining cost1 of $580 per ounce. The draft Environmental Impact Statement for the project was published in late October 2018, and the public comment period concluded in December 2018. We continue to expect receipt of a record of decision for Deep South in the second half of 2019. Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction. As of June 30, 2019, we have spent a total of $33 million on this project with $0.6 million of spending in the second quarter of 2019 (100% basis).

Goldrush Complex, Nevada, USA

Twin Exploration Declines

Construction of twin exploration declines at Goldrush continued in the second quarter of 2019, and each decline has now advanced approximately 1,200 meters of the planned 4,000 meters. These declines will provide access to the ore body, allowing for further drilling, and the potential conversion of existing resources to reserves. The exploration declines can be converted to production declines in the future, subject to further permitting. Development of the decline infrastructure continued in the second quarter. Immediate ventilation and air doors were installed with work commencing on permanent utilities. Focus on future infrastructure has led to lower costs and fit for purpose designs. Cover geotechnical drilling has allowed for the implementation of appropriate ground support design based on ground conditions resulting in increased development efficiency at a lower cost while still maintaining a high level of safety. As at June 30, 2019, we have spent $56 million (including $9 million in the second quarter of 2019) on the exploration declines. The current capital estimate for the Goldrush project as a whole is approximately $1.0 billion (100% basis), subject to the completion of the Goldrush feasibility study.

Goldrush Feasibility Study and Fourmile Project

An update of the geological model was completed in the second quarter that has resulted in the merging of the Fourmile and Goldrush models together with the incorporation of the silicification and decalcification models with mineralization. An independent audit of the updated resource model has commenced with no initial material issues raised. The current Goldrush infill and edge drilling program of 54 holes remains on track with expected completion in October. The review of the geotechnical characterization of the drilling completed to date at Goldrush and Fourmile continued in the second quarter with the intention to better define and model rock mass variability allowing us to further optimize the mine design with fit for purpose stoping and development designs. A paste study was initiated during the current quarter. Strength testing, environmental testing and plant design have all commenced. Work continued on the Fourmile hydrologic model with initial results indicating a fracture controlled, low flow, and high head dewatering scenario. A surface power infrastructure optimization study was completed during the second quarter resulting in approximately $4.5 million in capital cost reductions. Drilling continues to test the current drill gap between the two ore bodies with encouraging results and more detail is available in the exploration section of this MD&A. We expect updated mine and feed schedules by the third quarter of 2020 and the final Goldrush feasibility study to be completed in the first quarter of 2021.

Turquoise Ridge Third Shaft, Nevada, USA7

Construction of the third shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget, with efforts in 2019 focused on surface civil works and shaft sinking. Shaft pre-sink was completed after reaching a depth of 63 meters out of a total planned depth of 1,052 meters as measured by the depth of concrete liner below collar. Assembly of the Galloway was completed and it was placed in the shaft for final outfitting. Sub-collar sinking steel installation has been completed and head frame erection above collar elevation has commenced with the headframe columns erected to 29 meters out of 43 meters above collar. Steel erectors are also working on cross bracing, collar house erection, and bin-house erection. Hoist house erection continued with the standing of the structure and installation of electrical gear has started. All three mine hoists have been installed and are nearly complete mechanically. Sinking winch installation is nearing completion and commissioning of the winches is underway. To date, we have spent $70 million (including $11 million in the second quarter of 2019) out of an estimated capital cost of $225-$245 million (75% basis).

Massawa, Senegal8

The feasibility study of a Massawa standalone operation was completed in the fourth quarter of 2018 and, subsequent to the original feasibility model, an update of reserve pricing to $1,200/oz resulted in a total Probable Mineral Reserve of 20.9Mt @ 3.94g/t for 2.6Moz as at December 31, 2018 (100% basis), with lower strip ratios and higher proportions of low cost ore fed to the plant, relative to the $1,000/oz Mineral Reserve. At this time, the project does not currently pass the Company’s investment hurdles, falling short on the 3 million ounce mark for a tier two5 asset. Work continues to bring this asset to account, including additional exploration work, while the application for the exploitation permit to develop the project has been submitted and engagement with the government of Senegal has commenced.

Pueblo Viejo Plant Expansion Study, Dominican Republic9

Studies and pilot project work are supportive of a plant expansion at the Pueblo Viejo mine that could significantly increase throughput, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis). To achieve this, the mine is evaluating a flotation concentrator followed by ultra-fine grinding and tank oxidation of the concentrate. Laboratory testing has confirmed that tank oxidation is capable of achieving partial oxidation (approximately 40%) of the sulphide in the concentrate. Pueblo Viejo expects to complete pre-feasibility studies for the plant expansion and a fatal flaw analysis for additional tailings capacity during 2019. Progress on the project during the second quarter of 2019 includes confirmation that following ultra-fine grinding (“UFG”) in the size range (10

BARRICK SECOND QUARTER 2019	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

microns to 20 microns), sufficient tank oxidation (approximately 40% of the sulphides) can be achieved within 24 hours residence, to improve pressure oxidation (“POX”) productivity. The split feed options of (i) direct POX feed and (ii) float, UFG and tank pre-oxidation of concentrate followed by POX have been proposed, with an expected capacity of 14 Mtpa total throughput (100% basis). Further conversion of inferred mineral resources with lower indicative processing costs on the back of higher throughput together with an unconstrained TSF scenario have shown the project now has the potential to convert roughly 11 million ounces of measured and indicated resources to proven and probable reserves on a 100% basis (previously seven million ounces).

Further resource drilling and modeling will allow updates of the orebody model in September 2019. Geotechnical drilling and hydro-geological studies are planned for the remainder of 2019 to support the detailed design of a significantly larger pit. The overall project schedule remains on track. Studies are ongoing and there can be no assurance that mineral resources will ultimately be converted to proven and probable reserves.

Exploration

Fourmile, Nevada, USA4

At Fourmile, drilling in the second quarter continued to expand the footprint of high-grade mineralization with approximately 100 meters added along strike to the south while drilling along the open western edge is establishing continuity between the existing resource pods.

A new zone of strong and continuous mineralization is emerging from the targeting of a structural intersection below the resource. Results returned from this new zone during the quarter included the best hole drilled to date at both Fourmile and Goldrush highlighted by 33.4 meters @ 44.0 g/t as well as 16.8 meters @ 57.9 g/t along strike to the north. All zones of mineralization remain open to the north and south and to a lesser extent, the west.

During the quarter, twenty-three diamond drill holes totaling 16,350 meters were completed. Five of these holes were from step-out drilling, testing for mineralization more than 60 meters from the defined resource. Sixteen were infill targets, focused around the edge of the resource and adjacent to last year’s wider-spaced scout drill holes (~30 meters spacing). The remaining two holes tested continuity along the Goldrush/Fourmile corridor. The exploration program remains well ahead of schedule, with six diamond drill holes in progress.

Drilling has begun shifting focus to wider spaced step out and scout holes evaluating extensions along strike north and south to test the full extent of Fourmile as well as target the area between Fourmile and Goldrush. Consolidation of the Fourmile-Goldrush geologic model was completed in the second quarter. The model is foundational for resource estimation updates being advanced in the second half of the year. Fourmile results are being integrated into on-going study work that until this quarter, had been limited to Goldrush.

Goldstrike, Nevada, USA

On the Goldstrike property, targeting efforts were completed in June with all legacy data incorporated into a geologic model followed by peer review and prioritization. Drilling of the targets will commence in the third quarter.

McCoy Cove JV, Nevada, USA

At McCoy Cove, Barrick is now the operator after meeting the required minimum expenditure during the second quarter. A scout RC hole drilled along a dike filled corridor between McCoy and Cove provided encouraging results after intersecting gold within the targeted stratigraphy. However, a cored twin hole did not reproduce the earlier result. Drilling will be paused going into the third quarter to fully assess data collected to date.

Hemlo, Ontario, Canada

At Hemlo, the first drill hole of a series testing the down-plunge extent of the C-Zone successfully intersected mineralization as predicted. The C-Zone represents the majority of current resources and underground mill feed at Hemlo. Follow-up drilling will commence in the third quarter.

Pueblo Viejo, Dominican Republic

A renewed emphasis on understanding the geological controls at Pueblo Viejo is on-going. Systematic re-logging of hundreds of holes covering the entire property and development of a new 3D geology model is on schedule to be completed in the third quarter. The 3D geology model will form the basis of a revised and improved block model and resource estimate in support of expansion plans at Pueblo Viejo. A better understanding on the controls to mineralization has identified new opportunities for resource expansion and potential for Monte Oculto type orebodies. In addition, a better understanding of the controls to high grade mineralization at the Cumba orebody will be used to target similar high grade mineralization.

Del Carmen, Argentina

In the Alturas - Del Carmen district located in the southern part of the El Indio belt, twenty-four holes totaling 7,155 meters were drilled between January and May 2019 including nine holes totaling 3,046 meters in the second quarter. Of these nine holes, seven tested satellite targets that were identified and delineated in the same period. The aim of the program this year was to define initial near surface oxide mineral inventory that could add optionality to Alturas or improve the project economics to meet our filters. Secondary aims were to test satellite targets to discover new orebodies, and to understand the geological framework and mineralization controls. The tenor of mineralization is weaker at Rojo Grande compared to Alturas. Most holes intercepted demonstrated moderate grade oxide mineralization, which was generally restricted to diatreme margins and not within the diatreme breccia. However, mineralization remains open particularly to the north, south and west.

Veladero, Argentina4

At Veladero, a revision of the geology model is expected to be completed in the third quarter. Thirteen cross sections comprising 156 relogged drill holes were revised. Drilling continued in the Cuatro Esquinas area located between the Filo Federico and Amable pits. Shallow ore grade

BARRICK SECOND QUARTER 2019	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

mineralization was intersected (42 metres at 0.8 g/t) in an area classified as waste in the current block model. At Cerro Pelado, two of four drill holes were completed before winter storms curtailed the program. The program will resume in September 2019.

Pecos and Brujas are satellite targets to the Veladero mine. A total of 1,809 meters of diamond drilling was completed. The Pecos target hosts extensive alteration and sporadic mineralization in wide spaced drilling. Drilling last quarter was generally disappointing but an untested dacitic breccia-dome complex was identified to the north. This favourable geological setting will be followed up by additional mapping, logging and sampling and may warrant some follow-up drilling next field season. Results at Brujas were disappointing and no further work is planned. Elsewhere in the Veladero district, mapping, sampling and a compilation of historic work was done to generate drill targets for the next field season.

Lagunas Norte, Peru4

At the Lagunas Norte mine, a drilling program of more than 5,000 meters to identify additional oxide material in the floor and walls of the pit was concluded in mid-June, with ninety-one holes completed. The program had moderate success. Partial results confirm twenty holes with narrow oxide ore material near surface. Thirteen holes with strong sulphide mineralization mostly from the Dafne area and southern area of the Lagunas pit were reported. The geology model for refractory sulphide mineralization (“PMR”) is being revised. A total of 425 holes were relogged from three main areas. This will form the basis of the resource estimate update. Additional drilling may be warranted to validate the model and potential extensions.

Pascua Lama, Argentina/Chile

The geology model for Pascua Lama is being updated for the first time in over 15 years. This has resulted in an improved understanding on the controls to mineralization. During the quarter, 126 holes were relogged and an improved 3D geology model is in preparation ahead of resource estimation. It is apparent that heterogeneity of the orebody is more pronounced than previously modeled and there are clearly some distinct domains which may guide resource estimation. Significant findings from the relogging and update to the geology model are that dacitic-felsic dike swarms were part of ground preparation and ore control for early alteration and mineralization events. Additionally, two maar-diatreme complexes have been defined and appear related to the late refractory mineralization event. The bulk of silicification-related gold mineralization occurs southwest of the Pascua fault zone in the Pascua area, whereas east of the fault in the Lama area, it is structurally controlled. Gold, silver and copper mineralization is hosted by the Brecha Central which is controlled by the Pascua fault zone and silver rich mineralization occurs as an enriched blanket straddling both Pascua and Lama. Based on mineralization types, four geological domains were modeled and will be used for resource estimation purposes. Moreover, it appears that most of the copper species surrounding Brecha Central are potentially covellite and copper sulphate. This needs to be validated by test work, but the implication is that this significant volume of mineralization could potentially be leachable and not entirely refractory as previously assumed.

Massawa, Senegal

At Massawa, results this quarter from infill drilling at the Matiba target located north of Sofia confirmed a wide, low grade mineralized system extending over 500 meters strike length which has potential to host higher-grade shoots similar to Sofia Main. Results from Sofia South were weak and the target has been downgraded. Positive metallurgical results were received from oxides at Samina where high-grade mineralization is related to silica/carbonate altered structures. Similar mineralized structures have been sampled along strike this quarter in the 10 km gap between Samina and Massawa confirming additional targets along this structure. Further upside also exists along the Bakan corridor and in the Tiwana - Thianga area where targets remain untested. Field work has now paused for the wet season.

Bambadji, Senegal

At Bambadji, the first pass auger program conducted over 6 priority targets to test for in-situ anomalism under suppressive regolith has defined several anomalies, most notably a robust +50ppb Au anomaly over 5 km length along the Gefa NS corridor, significantly extending the previously defined 800 meter long target. This corridor is the second new kilometer scale prospective trend to be identified in the permit. Sampling on the NW extensions of the Gounkoto deposit structures returned mineralization from strongly altered and brecciated sediments on the margins of a large intrusive, which will be followed up in the third quarter.

Loulo-Gounkoto, Mali4

At Yalea, drilling has confirmed that the high-grade mineralization within the Transfer Zone remains open along strike to the south, with a strong intercept returned from the southernmost hole to date in this target (11.10 meters @ 17.05 g/t from 805 meters in YaDH127). Meanwhile, robust drill results have confirmed a new 320 meter strike extension in the north of the Panel target, with YDH285 and YDH286 returning 14.65 meters @ 4.94 g/t from 880.1 meters and 9.40 meters @ 3.89 g/t from 901.2 meters, respectively. Follow-up drilling is being motivated to further test these opportunities in the third quarter. Conversion drilling at Loulo 3 has confirmed the current geological model. Exploration drilling is underway to test the first of several identified targets with potential for another higher-grade Loulo 3-type deposit on the Yalea structure. At Gounkoto, conversion drilling for the underground feasibility study has confirmed the continuity and position of high-grade mineralization. In the south of the permit, auger drilling to obtain geochemistry along large-scale prospective structures beneath laterite cover has begun.

Bakolobi JV, Mali

At Bakolobi, a close spaced RC program completed on the Gamaye target confirmed mineralization continuity. Deeper holes are planned to test the down-dip upside potential of this target. An auger program was completed on the southern extension of the Koliguinda target. Results confirmed the continuity of the target structure over 3 km with a saprolite geochemical anomaly. Follow up Aircore and RC drilling is planned next field season.

Tongon, Côte d’Ivoire4

At Tongon, preliminary pit optimization work on the Djinni target on the Badenou trend confirmed that it remains a potential oxide-ore satellite pit to the plant. At Mercator, infill drilling confirmed the mineralized diorite reaching up to 30 meters true width in the center of the target, ahead of a model

BARRICK SECOND QUARTER 2019	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

update with optimization due in the third quarter. Three additional targets outside the Badenou trend were tested during the quarter, with best results obtained at Zulu target from a first pass three AC lines (15 meters @ 3.94 g/t, 9 meters @ 2.51 g/t and 24 meters @ 1.20 g/t). Trenching is ongoing to understand the system hosted within sediments and a diorite intrusive. The Tongon portfolio continues to be re-assessed to identify the best targets across the permit to be tested in the second half of the year.

Mankono, Côte d’Ivoire

At Mankono, further drilling at Bafretou South extended the known mineralized system to over 5.5 km but could not repeat the best results from previous work. The system is weak and diffuse but spacing between Aircore drilling fences still remains high at about 600 meters and infill is warranted to test any remaining upside between some of the northerly lines. Follow up work on Dokeka, where high grade intercepts were obtained during the first quarter could not define any meaningful extension to the system and the target has been parked. A targeting exercise identified Lokolo as a priority target located 10 km east of Gbongogo Main. Two separate soil geochemistry anomalies strike over five to eight km in length and initial pitting work has exposed sheared and mineralized veins in altered sediments.

Boundiali, Côte d’Ivoire4

Follow up Aircore drilling along the Fonondara corridor returned positive results at Sani to delineate a 940 meter long continuously mineralized system hosted within a volcanoclastic package with three distinct mineralized lodes. At Katiere, the drilling confirmed continuity of two sub-parallel mineralized shears over 300 meters and 800 meters strike length respectively. At Lafleur, initial results confirm the system at depth (4 meters @ 3.11 g/t) while additional results are pending from seven AC lines testing a +3.5 km strike length of the structure. Some good intercepts returned from 500 meter spaced Aircore lines at Borolo (13 meters @ 2.30 g/t and 8 meters @ 1.47 g/t) require some follow up work to demonstrate mineralization continuity. Results for the other targets are due in the third quarter of 2019. A generative exercise conducted along the Syama corridor identified 12 targets.

Kibali, Democratic Republic of Congo

At Kibali, brownfields exploration focused on closing the gap between the Gorumbwa and Sessengue deposits with the relogging of key holes followed by a small diamond program, which is in progress. The first hole confirmed the geology and intersected three mineralized zones supporting the continuity of mineralization from Gorumbwa into the gap. At Ikamva, two diamond holes tested the down plunge continuity of mineralization 300 meters beneath the pit shell. Both holes intercepted alteration and weak mineralization in proximity to the lower banded iron formation (“BIF”) but the hinge zone of the upper BIF where high grade is located is interpreted to be further to the southeast. The latter will be tested in the third quarter. At Oere, a second RC drill phase was completed on the northern part of the target to increase the confidence of the identified high-grade shoots. Results show an extension of mineralization down dip with some higher-grade intercepts located below and along strike from the current conceptual pit shell. Further optimization work is scheduled for completion in the third quarter of 2019. At Zakitoko, RC drilling was completed over four targets along the KZ South structure. Results support an anastomosing shear system with results being broadly low grade or narrow. A follow up program is being designed to test any remaining potential along the main structure.

Jabal Sayid, Kingdom of Saudi Arabia

Re-evaluation of the exploration potential at Jabal Sayid is underway. There is good potential around the main lodes of the deposit to find additional mineralization and geological work and drill planning is focused on modeling and testing this potential.

BARRICK SECOND QUARTER 2019	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18

Gold

000s oz sold[a]	1,372	1,365	1,037	2,737	2,108

000s oz produced[a]	1,353	1,367	1,067	2,720	2,116

Market price ($/oz)	1,309	1,304	1,306	1,307	1,318

Realized price ($/oz)[b]	1,317	1,307	1,313	1,312	1,323

Revenue	1,937	1,906	1,562	3,843	3,205

Copper

millions lbs sold[a]	96	103	74	199	159

millions lbs produced[a]	97	106	83	203	168

Market price ($/lb)	2.77	2.82	3.12	2.80	3.14

Realized price ($/lb)[b]	2.62	3.07	3.11	2.85	3.04

Revenue	103	163	112	266	223

Other sales	23	24	38	47	74

Total revenue	2,063	2,093	1,712	4,156	3,502
a.

Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid. Also includes our equity share of gold ounces from Loulo-Gounkoto, Tongon, Kibali and Morila commencing January 1, 2019, the effective date of the Merger.

b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

Q2 2019 compared to Q1 2019

In the second quarter of 2019, gold revenues increased by 2% compared to the first quarter of 2019 primarily due to higher realized gold prices1 and increased gold sales. The average market price for the three month period ended June 30, 2019 was $1,309 per ounce versus $1,304 per ounce for the prior quarter. During the second quarter of 2019, the gold price ranged from $1,266 per ounce to $1,440 per ounce, a six-year high, and closed the quarter at $1,409 per ounce. Gold prices in the quarter were influenced by fluctuations in US Treasury rates and changes in expectations for US benchmark interest rates; movements in the US dollar; economic concerns as a result of global trade disputes; and net purchases from investors and the official sector.

Gold Production Variance (000s oz)

Q2 2019 compared to Q1 2019

In the second quarter of 2019, gold production was 14 thousand ounces lower than the prior quarter, primarily due to lower grades processed at Goldstrike and Pueblo Viejo, partially offset by higher feed grade and throughput at Loulo-Gounkoto and increased ore processed from Cortez.

Copper revenues in the second quarter of 2019 decreased by 37% compared to the prior quarter, primarily due to lower realized copper prices1 and lower copper sales volume. The average market price in the second quarter of 2019 was $2.77 per pound versus $2.82 per pound in the prior quarter. For the three month period ended June 30, 2019, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the second quarter of 2019, whereas the prior quarter was positively impacted by provisional pricing adjustments. During the second quarter of 2019, the copper price ranged from $2.60 per pound to $3.00 per pound and closed the quarter at $2.71 per pound. Copper prices in the second quarter were negatively influenced by concerns regarding global trade disputes, a weakening Chinese yuan, and slowing economic growth in China.

Copper production in the second quarter of 2019 decreased by 9 million pounds compared to the prior quarter, primarily due to lower throughput and grade at Lumwana resulting from repeated tears in the main crusher conveyor and the subsequent use of lower grade stockpile as mill feed in the first two months of the quarter.

BARRICK SECOND QUARTER 2019	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, gold revenues increased 24% compared to the same prior year period primarily due to the impact of production from sites acquired as part of the Merger. Excluding the impact of the Merger, gold revenues were broadly in line with the same prior year period, with both realized gold prices1 and sales volumes remaining relatively consistent. The average market price for the three month period ended June 30, 2019 was $1,309 per ounce versus $1,306 per ounce for the same prior year period.

Gold Production Variance (000s oz)

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, gold production was 286 thousand ounces higher than the same prior year period. Excluding the impact of the Merger, gold production for the three month period ended June 30, 2019 decreased by 23 thousand ounces, or 2%, compared to the same prior year period. Lower gold production for the three month period is mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019. This was partially offset by higher gold production at Goldstrike attributed to a scheduled roaster maintenance shutdown occurring in the same prior year period.

Copper revenues for the three month period ended June 30, 2019 decreased by 8% compared to the same prior year period. Lower copper revenues for the three month period was primarily due to lower realized copper prices1, partially offset by higher copper sales volume. In the second quarter of 2019, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the second quarter of 2019, whereas the realized copper price1 was in line with the market copper price in the same prior year period.

Copper production for the three month period ended June 30, 2019, increased by 14 million pounds compared to the same prior year period, mainly due to crusher and conveyor issues occurring at Zaldívar in the same prior year period.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, gold revenues increased 20% compared to the same prior year period primarily due to the impact of production from sites acquired as part of the Merger. Excluding the impact of the Merger, gold revenues were broadly in line with the same prior year period, as a slight increase in sales volume was offset by a slight decrease in realized gold prices1. The average market price for the three month period ended June 30, 2019 was $1,307 per ounce versus $1,318 per ounce for the same prior year period.

For the six month period ended June 30, 2019, gold production was 604 thousand ounces higher than the same prior year period. Excluding the impact of the Merger, gold production for the six month period ended June 30, 2019 increased by 3 thousand ounces, consistent with the same prior year period as higher gold production at Goldstrike attributed to a scheduled roaster maintenance shutdown occurring in the same prior year period; and higher ore tonnes mined at a higher grade at Turquoise Ridge; was offset by lower production at Lagunas Norte, in line with expectations as the mine matures; and lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019.

Copper revenues for the six month period ended June 30, 2019 increased by 19% compared to the same prior year period. Higher copper revenues for the six month period was primarily due to higher copper sales volume, partially offset by lower realized copper prices1. For the six month period ended June 30, 2019, the realized copper price1 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded in the six months ended June 30, 2019, whereas the realized copper price1 was lower than the market copper price in the same prior year period as a result of the impact of negative provisional pricing adjustments.

Copper production for the six month period ended June 30, 2019, increased by 35 million pounds compared to the same prior year period, mainly due to crusher availability issues at Lumwana and crusher and conveyor issues at Zaldívar, both occurring in the same prior year period.

BARRICK SECOND QUARTER 2019	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/ pound data in dollars)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Gold

Direct mining costs[a]	921	894	716	1,815	1,406

Depreciation	431	384	290	815	588

Royalty expense	78	66	43	144	93

Community relations	7	6	9	13	17

Cost of sales	1,437	1,350	1,058	2,787	2,104

Cost of sales ($/oz)[b]	964	947	882	956	865

Total cash costs ($/oz)[c]	651	631	605	641	589

All-in sustaining costs ($/oz)[c]	869	825	856	842	830

Copper

Direct mining costs	63	76	69	139	135

Depreciation	28	42	30	70	49

Royalty expense	9	12	8	21	17

Community relations	1	1	1	2	3

Cost of sales	101	131	108	232	204

Cost of sales ($/lb)[b]	2.04	2.21	2.45	2.13	2.25

C1 cash costs ($/lb)[c]	1.59	1.66	2.10	1.62	1.98

All-in sustaining costs ($/lb)[c]	2.28	2.46	3.04	2.37	2.81
a.	Includes mining and processing costs.
b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

Q2 2019 compared to Q1 2019

In the second quarter of 2019, cost of sales applicable to gold was 6% higher compared to the first quarter of 2019, mainly due to increased sales volume. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold3, after including our proportionate share of cost of sales at our equity method investees, and total cash costs1 were 2% and 3% higher, respectively, than the prior quarter primarily due to the impact of lower grade and recoveries at

Goldstrike and higher maintenance costs at Pueblo Viejo resulting from the scheduled total plant shutdown during the second quarter.

In the second quarter of 2019, gold all-in sustaining costs1 were up 5% on a per ounce basis compared to the prior quarter primarily due to an increase in total cash costs1 as discussed above, combined with higher minesite sustaining capital expenditures.

In the second quarter of 2019, cost of sales applicable to copper was 23% lower than the prior quarter primarily due to lower copper sales volume at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper3 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 8% and 4%, respectively, compared to the prior quarter primarily due to the implementation of efficiency initiatives and the impact of higher sales volume.

In the second quarter of 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 7% lower per pound than the prior quarter primarily reflecting the lower C1 cash costs1, partially offset by higher minesite sustaining capital expenditures.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, cost of sales applicable to gold was 36% higher than the same prior year period due to increased sales volumes resulting from the Merger. Excluding the impact of the Merger, cost of sales applicable to gold was 8% higher compared to the same prior year period, primarily due to the impact of higher tonnes processed at Porgera, Cortez and Acacia. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold3, after including our proportionate share of cost of sales at our equity method investees, was 9% higher than the same prior year period primarily due to higher depreciation expense as a result of the fair value increments applied to our interests in the Randgold operations ($58/oz). Total cash costs per ounce1 increased by 8% compared to the same prior year period mainly due to the impact of lower grades at Cortez and Veladero.

For the three month period ended June 30, 2019, gold all-in sustaining costs1 increased by 2% on a per ounce basis compared to the same prior year period, primarily due to an increase in total cash costs1, partially offset by lower minesite sustaining capital expenditures.

For the three month period ended June 30, 2019, cost of sales applicable to copper was 6% lower than the same prior year period mainly due to the implementation of efficiency initiatives in the current quarter and repairs and maintenance costs associated with crusher availability issues at Lumwana occurring in the same prior year period. This was partially offset by an increase in sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our

BARRICK SECOND QUARTER 2019	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper3 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 17% and 24%, respectively, compared to the same prior year period primarily due to the implementation of efficiency initiatives and lower repairs and maintenance costs, as described above.

For the three month period ended June 30, 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, was 25% lower per pound than the same prior year period primarily reflecting lower C1 cash costs1, slightly offset by higher minesite sustaining capital expenditures.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, cost of sales applicable to gold was 32% higher than the same prior year period due to higher sales volume resulting from the Merger. Excluding the impact of the Merger, cost of sales applicable to gold was 6% higher compared to the same prior year period primarily due to higher tonnes processed at Porgera, Goldstrike, and Acacia. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold3, after including our proportionate share of cost of sales at our equity method investees, was 11% higher than the same prior year period primarily due to higher depreciation expense as a result of the fair value increments applied to our interests in the Randgold operations ($53/oz). Total cash costs1 increased by 9% per ounce compared to the same prior year period primarily due to the impact of lower grades and higher processing costs at Cortez, partially offset by the impact of higher grades at Goldstrike.

For the six month period ended June 30, 2019, gold all-in sustaining costs1 increased by 1% compared to the same prior year period, primarily due to an increase in total cash costs1; which was largely offset by a favourable sales mix, as we sold more ounces from relatively lower cost mines, and lower minesite sustaining capital expenditures on a per ounce basis.

For the six month period ended June 30, 2019, cost of sales applicable to copper was 14% higher than the same prior year period primarily due to increased sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper3 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 5% and 18%, respectively, compared to the same prior year period primarily due to the implementation of efficiency initiatives in the current period and higher repairs and maintenance costs associated with the crusher availability issues at Lumwana occurring in the same prior year period. The decrease in cost of sales applicable to copper3 on a per pound basis was partially offset by higher depreciation at Lumwana.

For the six month period ended June 30, 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, was 16% lower per pound than the same prior year period primarily reflecting the lower C1 cash costs1, partially offset by higher minesite sustaining capital expenditures.

Capital Expendituresa

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18

Minesite sustaining[b]	267	253	212	520	445

Project capital expenditures[c]	108	120	101	228	194

Capitalized interest	4	1	0	5	0

Total consolidated capital expenditures	379	374	313	753	639

Attributable capital expenditures[d]	361	361	303	722	623
a.	These amounts are presented on a 100% cash basis, except for attributable consolidated capital expenditures.
b.	Includes both minesite sustaining and mine development.
c.

Project capital expenditures (on an accrued basis until December 31, 2018, and on a cash basis thereafter) are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

d.

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila commencing January 1, 2019, the effective date of the Merger.

Q2 2019 compared to Q1 2019

In the second quarter of 2019, total consolidated capital expenditures on a cash basis remained relatively consistent compared to the first quarter of 2019, as an increase in minesite sustaining capital expenditures was offset by a decrease in project capital expenditures. Minesite sustaining capital expenditures increased in the second quarter of 2019 mainly due to increased capitalized stripping at Loulo-Gounkoto and Goldstrike, partially offset by a decrease at Veladero. Project capital expenditures decreased in the second quarter of 2019 resulting from payments for a power transmission line in Argentina related to an agreement made with the EPRE only occurring in the first quarter.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, total consolidated capital expenditures on a cash basis increased by 21% compared to the same prior year period, primarily due to an increase in minesite sustaining capital expenditures of 26%, while project capital expenditures was in line with the same prior year period. Minesite sustaining capital expenditures increased compared to the same prior year period primarily due to the Merger.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, total consolidated capital expenditures on a cash basis increased by 18% compared to the same prior year period, due to an increase in minesite sustaining capital expenditures and project capital expenditures of 17% and 18%, respectively. Minesite sustaining capital expenditures increased compared to the same prior year period primarily due to the Merger, partially offset by lower capitalized stripping at Pueblo Viejo and Veladero. The increase in project capital expenditures is primarily due to payments made in the current period for a

BARRICK SECOND QUARTER 2019	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

power transmission line in Argentina related to an agreement made with the EPRE and increased spending at Turquoise Ridge relating to the third shaft.

General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18

Corporate administration[a]	40	43	77	83	116

Share-based compensation[b]	13	6	11	19	15

Acacia	6	5	5	11	10

General & administrative expenses	59	54	93	113	141
a.

For the three and six months ended June 30, 2019, corporate administration costs include approximately $10 million and $15 million, respectively, of severance costs (March 31, 2019: $5 million and June 30, 2018: $25 million and $28 million, respectively).

b.	Based on US$15.77 share price as at June 30, 2019 (March 31, 2019: US$13.71 and June 30, 2018: US$13.13) and excludes Acacia.

Q2 2019 compared to Q1 2019

In the second quarter of 2019, general and administrative expenses increased by $5 million compared to the first quarter of 2019 primarily due to higher share-based compensation resulting from higher share prices during the second quarter, and higher severance costs. This was partially offset by lower corporate administration expenses as a result of organizational reductions following the Merger.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, general and administrative expenses were $59 million compared to $93 million in the same prior year period primarily due to a decrease in corporate administration expenses attributed to the organizational reductions related to both the decentralized operating model in the prior period and the Merger.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, general and administrative expenses were $113 million compared to $141 million in the same prior year period due to lower corporate administration expenses attributed to the organizational reductions that occurred in the prior period and the current period. This was partially offset by higher share-based compensation resulting from higher share prices compared to the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Global exploration and evaluation	45	31	36	76	66

Advanced project costs:

Pascua-Lama	12	13	25	25	48

Other	5	4	10	9	14

Corporate development	22	8	7	30	12

Business improvement and innovation	2	7	5	9	10

Global exploration and evaluation and project expense	86	63	83	149	150

Minesite exploration and evaluation	12	11	14	23	20
Total exploration, evaluation and project expenses	98	74	97	172	170

Q2 2019 compared to Q1 2019

Exploration, evaluation and project expenses for the second quarter of 2019 increased by $24 million compared to the first quarter of 2019, primarily due to higher corporate development costs resulting from transaction costs related to the establishment of the Nevada Gold Mines joint venture. This was combined with higher global exploration and evaluation expenses mainly due to increased drilling at Robertson and Pueblo Viejo during the quarter.

Q2 2019 compared to Q2 2018

Exploration, evaluation and project expenses for the three month period ended June 30, 2019 was in line with the same prior year period. Higher corporate development costs resulting from the transaction costs related to Nevada Gold Mines were offset by lower advanced project costs relating to Pascua-Lama.

YTD Q2 2019 compared to YTD Q2 2018

Exploration, evaluation and project expenses for the six month period ended June 30, 2019 was in line with the same prior year period. Higher corporate development costs resulting from the transaction costs related to Nevada Gold Mines were offset by lower advanced project costs relating to Pascua-Lama.

BARRICK SECOND QUARTER 2019	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs, Net

($ millions)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Interest expense[a]	109	110	115	219	232

Accretion	20	20	22	40	42

Interest capitalized	(3)	(2)	0	(5)	0

Other finance costs	(1)	(1)	2	(2)	3

Finance income	(7)	(7)	(3)	(14)	(8)
Finance costs, net	118	120	136	238	269
a.

For the three and six months ended June 30, 2019, interest expense includes approximately $25 million and $50 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (March 31, 2019: $25 million and June 30, 2018: $24 million and $49 million, respectively).

Q2 2019 compared to Q1 2019

In the second quarter of 2019, net finance costs were in line with the prior quarter.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, net finance costs were 13% lower than the same prior year period, primarily due to lower interest expense attributed to debt reductions made in the third quarter of the prior year when we completed a make-whole repurchase of the remaining $629 million of principal on the 4.40% Notes due 2021.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, net finance costs were 12% lower than the same prior year period, primarily due to lower interest expense attributed to debt reductions made in the prior year as described above.

Additional Significant Statement of Income Items

($ millions)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Impairment charges (reversals)	12	3	59	15	61

(Gain) loss on currency translation	(6)	22	75	16	90

Other expense	7	27	38	34	39

Impairment Charges (Reversals)

Q2 2019 compared to Q1 2019

In the second quarter of 2019, net impairment charges were $12 million compared to $3 million in the prior quarter. The net impairment charges in the second quarter of 2019 mainly relate to equipment at Golden Sunlight as underground development has ceased. In the first quarter of 2019, we recorded no significant impairment charges or reversals.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, net impairment charges were $12 million compared to $59 million in the same prior year period. The net impairment charges in the second quarter of 2019 mainly relate to equipment at Golden Sunlight as underground development has ceased. In the second quarter of 2018, the net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, net impairment charges were $15 million compared to $61 million in the same prior year period. The net impairment charges in the current year mainly relate to equipment at Golden Sunlight as underground development has ceased. For the six month period ended June 30, 2018, net impairment charges primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

(Gain) Loss on Currency Translation

Q2 2019 compared to Q1 2019

Gain on currency translation in the second quarter of 2019 was $6 million compared to a loss of $22 million in the prior quarter. The increase is primarily due to unrealized foreign currency translation gains relating to the Argentine peso, which has appreciated in the current quarter, and revalues our peso denominated value-added tax receivable balances. During the second quarter of 2019, the Argentine peso modestly strengthened versus the US dollar, as the US dollar weakened against other global currencies.

Q2 2019 compared to Q2 2018

Gain on currency translation in the second quarter of 2019 was $6 million compared to a loss of $75 million in the same prior year period, also due to unrealized foreign currency translation gains relating to the Argentine peso, which has appreciated in the current quarter, versus significant depreciation in the same prior year period, and revalues our peso denominated value-added tax receivable balances.

YTD Q2 2019 compared to YTD Q2 2018

Loss on currency translation for the six month period ended June 30, 2019 decreased by $74 million compared to the same prior year period, due to unrealized foreign currency translation losses relating to the Argentine peso, which has depreciated in both periods and devalues our peso denominated value-added tax receivable balances. Prior to modest appreciation of the Argentine peso in the second quarter of 2019, the US dollar traded strongly in the first quarter of 2019 and, primarily due to the impact of inflation in Argentina, the Argentine peso continued its general trend of weakening versus the US dollar during the first half of 2019, though at a slower rate than in the first half of 2018.

BARRICK SECOND QUARTER 2019	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

Q2 2019 compared to Q1 2019

In the second quarter of 2019, other expense decreased by $20 million compared to the prior quarter. Other expense primarily consists of various Acacia costs and litigation expenses in both the first and second quarter of 2019. In the second quarter of 2019, this was partially offset by a gain of $12 million on the sale of long-lived assets.

Q2 2019 compared to Q2 2018

For the three month period ended June 30, 2019, other expense decreased by $31 million compared to the same prior year period, as a result of a $13 million insurance payment to our Porgera JV occurring in the same prior year period, combined with a gain of $12 million on the sale of long-lived assets in the current quarter.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, other expense decreased by $5 million compared to the same prior year period as a result of a $45 million gain on the sale of a non-core royalty asset at Acacia, partially offset by a $13 million insurance payment to our Porgera JV, which both occurred in the same prior year period.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $41 million in the second quarter of 2019. The underlying effective tax rate for ordinary income in the second quarter of 2019 was 43% which includes the impact of non-deductible depreciation on the Randgold purchase price allocation and adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of a reduced corporate tax rate in Argentina on deferred tax balances and the impact of other expense adjustments. The unadjusted tax rate for income in the second quarter of 2019 was 16% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets (mostly unrecognized following impairments in the fourth quarter of 2018), including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Argentina Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter.

A deferred tax recovery of $70 million was recorded as a result of an inflation adjustment implemented for statutory financial statement purposes in Argentina, and finalized in the second quarter of 2019, which results in Veladero not having dividend distribution capacity for prior years. The impact of material inflationary adjustments on distributable reserves and deferred taxes is expected to remain variable and will be evaluated on an annual basis.

BARRICK SECOND QUARTER 2019	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/19	As at 12/31/18
Total cash and equivalents	2,153	1,571

Current assets	2,690	2,407

Non-current assets	27,759	18,653
Total Assets	32,602	22,631
Current liabilities excluding short-term debt	1,479	1,625

Non-current liabilities excluding long-term debt[a]	6,849	5,883

Debt (current and long-term)	5,807	5,738
Total Liabilities	14,135	13,246
Total shareholders’ equity	15,746	7,593

Non-controlling interests	2,721	1,792
Total Equity	18,467	9,385
Total common shares outstanding (millions of shares)[b]	1,753	1,168
Debt, net of cash	3,654	4,167
Key Financial Ratios:
Current ratio[c]	2.72:1	2.38:1

Debt-to-equity[d]	0.31:1	0.61:1
a.	Non-current financial liabilities as at June 30, 2019 were $5,979 million (December 31, 2018: $6,201 million).
b.	Total common shares outstanding do not include 0.4 million stock options.
c.	Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2019 and December 31, 2018.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2019 and December 31, 2018.

Balance Sheet Review

Total assets were $32.6 billion at June 30, 2019, approximately $10.0 billion higher than at December 31, 2018, primarily reflecting the $7.9 billion Merger. Refer to note 4 for a summary of the purchase price allocation. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government and joint venture related receivables, and cash and equivalents.

Total liabilities at June 30, 2019 were $14.1 billion, approximately $0.9 billion higher than at December 31, 2018, also reflecting the Merger and the resulting increase in deferred income tax liability. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

As at 7/30/19	Number of shares
Common shares	1,752,668,983

Stock options	383,732

Financial Position and Liquidity

Total cash and cash equivalents as at June 30, 2019 were $2.2 billion2. Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2019, our total debt was $5.8 billion (debt net of cash and equivalents was $3.7 billion) and our debt-to-equity ratio was 0.31:1. This compares to debt as at December 31, 2018 of $5.7 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of

0.61:1. This minor increase in debt was primarily a result of the new accounting standard for leases, effective January 1, 2019.

On July 15, 2019, we completed a make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020, which has reduced our total debt to below $5.6 billion subsequent to quarter end.

Uses of cash for the remainder of 2019 include capital commitments of $95 million and we expect to incur attributable sustaining and project capital expenditures of approximately $700 to $1,000 million during the second half of the year, based on our guidance range described on page 39. For the remainder of 2019, we have contractual obligations and commitments of $414 million in purchase obligations for supplies and consumables. In addition, we have $169 million in interest payments and other amounts as detailed in the table on page 76. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

We announced on September 24, 2018 that we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co. Ltd. As of the date of this MD&A, we had purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance

BARRICK SECOND QUARTER 2019	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa2 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.17:1 as at June 30, 2019 (0.31:1 as at December 31, 2018).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net cash provided by operating activities	434	520	141	954	648
Investing activities

Capital expenditures	(379)	(374)	(313)	(753)	(639)

Cash acquired in Merger	0	751	0	751	0

Other	28	45	(34)	73	8
Total investing inflows (outflows)	(351)	422	(347)	71	(631)
Financing activities

Net change in debt[a]	(6)	(28)	(8)	(34)	(31)

Dividends	(61)	(333)	(32)	(394)	(63)

Other	(15)	1	(52)	(14)	(70)
Total financing inflows (outflows)	(82)	(360)	(92)	(442)	(164)
Effect of exchange rate	(1)	0	(1)	(1)	(2)
Increase (decrease) in cash and equivalents	0	582	(299)	582	(149)
a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

Q2 2019 compared to Q1 2019

In the second quarter of 2019, we generated $434 million in operating cash flow, compared to $520 million in the prior quarter. The decrease of $86 million was primarily due to an increase in income taxes paid and cash interest paid during the quarter mainly as a result of timing. This was partially offset by a favorable movement in working capital, mainly as a result of the timing of payments, changes in other current assets and liabilities and increased drawdown of inventory.

Cash outflows from investing activities in the second quarter of 2019 were $351 million compared to an inflow of $422 million in the prior quarter. The change of $773 million was primarily due to cash acquired of $751 million in the prior quarter as a result of the Merger.

Net financing cash outflows for the second quarter of 2019 amounted to $82 million, compared to $360 million in the prior quarter. The lower outflows are primarily due to dividends declared in the fourth quarter of 2018 by Barrick and Randgold of $61 million and $256 million, respectively, and paid in the first quarter of 2019.

Q2 2019 compared to Q2 2018

In the second quarter of 2019, we generated $434 million in operating cash flow, compared to $141 million in the same prior year period. The increase of $293 million was primarily due to higher sales volume and slightly higher realized gold prices1, partially offset by higher direct mining costs as a result of the increased sales volume.

Cash outflows from investing activities in the second quarter of 2019 were $351 million compared to $347 million in the same prior year period. The change of $4 million was primarily due an increase in capital expenditures, partially offset by an investment of $38 million in Midas Gold Corporation in the same prior year period.

Net financing cash outflows for the second quarter of 2019 amounted to $82 million, compared to $92 million in the same prior year period. The lower outflows are primarily due to a decrease in disbursements to non-controlling interests, partially offset by an increase in dividends declared and paid. The increase in dividends reflect Barrick’s profitability and financial strength and is in line with the commitment to shareholder returns made when the Merger was announced.

YTD Q2 2019 compared to YTD Q2 2018

For the six month period ended June 30, 2019, we generated $954 million in operating cash flow, compared to $648 million in the same prior year period. The increase of $306 million was primarily due to higher sales volume, partially offset by lower realized gold prices1 and higher direct mining costs as a result of the increased sales volume. This was further impacted by an unfavorable movement in working capital, mainly as a result of the timing of payments, partially offset by an increased drawdown of inventory.

Cash inflows from investing activities for the six month period ended June 30, 2019 were $71 million compared to an outflow of $631 million in the same prior year period. The change of $702 million was primarily due to cash acquired of $751 million in the prior quarter as a result of the Merger, partially offset by higher capital expenditures during the current year.

Net financing cash outflows for the six month period ended June 30, 2019 amounted to $442 million, compared to $164 million in the same prior year period. The higher outflows are primarily due to dividends declared in the fourth quarter of 2018 by Barrick and Randgold of $61 million and $256 million, respectively, and paid in the first quarter of 2019. This was combined with an increase in dividends declared for the first quarter of 2019, reflecting Barrick’s profitability and financial strength and is in line with the commitment to shareholder returns made when the Merger was announced.

BARRICK SECOND QUARTER 2019	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/19
	2019	2020	2021	2022	2023	2024 and thereafter	Total
Debt[a]

Repayment of principal	17	263	7	337	0	5,109	5,733

Capital leases	20	26	15	9	7	23	100

Interest	169	328	321	313	306	4,743	6,180

Provisions for environmental rehabilitation[b]	108	107	187	158	173	2,355	3,088

Restricted share units	7	17	12	1	0	0	37

Pension benefits and other post-retirement benefits	4	8	9	8	8	145	182

Purchase obligations for supplies and consumables[c]	414	284	226	134	112	633	1,803

Capital commitments[d]	95	7	6	0	0	0	108

Social development costs[e]	6	32	8	3	3	56	108
Total	840	1,072	791	963	609	13,064	17,339
a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2019. Interest is calculated on our long-term debt obligations using both fixed and variable rates. On July 15, 2019, we completed a make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs - Includes a commitment of $42 million ($28 million in 2020 and $14 million in 2024 and thereafter) related to the funding of a power transmission line in Argentina.

We announced on September 24, 2018 that we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co. Ltd. As of the date of this MD&A, we had purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd.

BARRICK SECOND QUARTER 2019	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Informationa

($ millions, except where indicated)	2019	2019	2018	2018	2018	2018	2017	2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	2,063	2,093	1,904	1,837	1,712	1,790	2,228	1,993

Realized price per ounce – gold[b]	1,317	1,307	1,223	1,216	1,313	1,332	1,280	1,274

Realized price per pound – copper[b]	2.62	3.07	2.76	2.76	3.11	2.98	3.34	3.05

Cost of sales	1,545	1,490	1,577	1,315	1,176	1,152	1,411	1,270

Net earnings (loss)	194	111	(1,197)	(412)	(94)	158	(314)	(11)

Per share (dollars)[c]	0.11	0.06	(1.02)	(0.35)	(0.08)	0.14	(0.27)	(0.01)

Adjusted net earnings[b]	154	184	69	89	81	170	253	200

Per share (dollars)[b,c]	0.09	0.11	0.06	0.08	0.07	0.15	0.22	0.17

Operating cash flow	434	520	411	706	141	507	590	532

Cash capital expenditures	379	374	374	387	313	326	350	307

Free cash flow[b]	55	146	37	319	(172)	181	240	225
a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost discipline and growing operating cash flow. The positive free cash flow1 generated, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years.

Starting the first quarter of 2019, we had an increase in sales volume due to the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s net earnings and cash flows. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to impairments of $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded in the fourth quarter of 2018 an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales. In the third quarter of 2018, we recorded a $405 million impairment charge resulting from an asset impairment at Lagunas Norte. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia’s Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2018 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2019	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2019	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net earnings (loss) attributable to equity holders of the Company	194	111	(94)	305	64

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	12	3	59	15	61

Acquisition/disposition (gains) losses[b]	(12)	0	(2)	(12)	(48)

Foreign currency translation losses (gains)	(6)	22	75	16	90

Significant tax adjustments[c]	(83)	8	16	(75)	62

Other expense adjustments[d]	58	47	43	105	37

Unrealized (gains) losses on non-hedge derivative instruments	0	(1)	0	(1)	0

Tax effect and non-controlling interest	(9)	(6)	(16)	(15)	(15)
Adjusted net earnings	154	184	81	338	251
Net earnings per share[e]	0.11	0.06	(0.08)	0.17	0.05

Adjusted net earnings per share[e]	0.09	0.11	0.07	0.19	0.22
a.

Net impairment charges for the three and six month periods ended June 30, 2018 primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania.

b.	Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six month period ended June 30, 2018.
c.

Significant tax adjustments for the three and six months ended June 30, 2019 primarily relate to an adjustment to deferred taxes at Veladero. For the six months ended June 30, 2018, significant tax adjustments primarily relate to a tax audit of Pueblo Viejo in the Dominican Republic.

d.

Other expense adjustments for the three and six month periods ended June 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under

IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net cash provided by operating activities	434	520	141	954	648

Capital expenditures	(379)	(374)	(313)	(753)	(639)
Free cash flow	55	146	(172)	201	9

BARRICK SECOND QUARTER 2019	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2019	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the three months ended		For the six months ended
	Footnote	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Cost of sales applicable to gold production		1,437	1,350	1,058	2,787	2,104

Depreciation		(431)	(384)	(290)	(815)	(588)

Cash cost of sales applicable to equity method investments		62	62	0	124	0

By-product credits		(23)	(24)	(38)	(47)	(74)

Realized (gains) losses on hedge and non-hedge derivatives	a	(1)	0	0	(1)	0

Non-recurring items	b	(9)	(20)	(3)	(29)	(10)

Other	c	(26)	(20)	(21)	(46)	(42)

Non-controlling interests	d	(112)	(101)	(78)	(213)	(150)
Total cash costs		897	863	628	1,760	1,240
General & administrative costs		59	54	93	113	141

Minesite exploration and evaluation costs	e	12	11	14	23	20

Minesite sustaining capital expenditures	f	267	253	235	520	466

Sustaining leases		8	10	0	18	0

Rehabilitation - accretion and amortization (operating sites)	g	16	14	19	30	38

Non-controlling interest, copper operations and other	h	(76)	(75)	(100)	(151)	(155)
All-in sustaining costs		1,183	1,130	889	2,313	1,750
Project exploration and evaluation and project costs	e	86	63	83	149	150

Community relations costs not related to current operations		0	1	0	1	1

Project capital expenditures	f	108	120	106	228	206

Rehabilitation - accretion and amortization (non-operating sites)	g	7	7	8	14	16

Non-controlling interest and copper operations and other	h	(28)	(3)	(3)	(31)	(8)
All-in costs		1,356	1,318	1,083	2,674	2,115
Ounces sold - equity basis (000s ounces)	i	1,372	1,365	1,037	2,737	2,108
Cost of sales per ounce	j,k	964	947	882	956	865
Total cash costs per ounce	k	651	631	605	641	589

Total cash costs per ounce (on a co-product basis)	k,l	663	644	630	654	613
All-in sustaining costs per ounce	k	869	825	856	842	830

All-in sustaining costs per ounce (on a co-product basis)	k,l	881	838	881	855	854
All-in costs per ounce	k	999	964	1,043	976	1,003

All-in costs per ounce (on a co-product basis)	k,l	1,011	977	1,068	989	1,027

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $nil and June 30, 2018: $1 million and $2 million), and realized non-hedge gains of $1 million and $1 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $nil and June 30, 2018: $1 million and $2 million, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and six month periods ended June 30, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $19 million and $37 million, respectively (March 31, 2019: $18 million and June 30, 2018: $22 million and $43 million, respectively).

BARRICK SECOND QUARTER 2019	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $171 million and $323 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $152 million and June 30, 2018: $112 million and $218 million, respectively). Non-controlling interests include Pueblo Viejo and Acacia. Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and six month periods ended June 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 70 of this MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
General & administrative costs	(23)	(10)	(41)	(33)	(48)

Minesite exploration and evaluation expenses	0	(1)	(1)	(1)	(1)

Rehabilitation - accretion and amortization (operating sites)	(1)	(1)	(2)	(2)	(3)

Minesite sustaining capital expenditures	(52)	(63)	(56)	(115)	(103)

All-in sustaining costs total	(76)	(75)	(100)	(151)	(155)

Project exploration and evaluation and project costs	(26)	(2)	(3)	(28)	(6)

Project capital expenditures	(2)	(1)	0	(3)	(2)

All-in costs total	(28)	(3)	(3)	(31)	(8)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina which is mining incidental ounces as it enters closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $44 million and $71 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $27 million and June 30, 2018: $30 million and $62 million, respectively),which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
By-product credits	23	24	38	47	74

Non-controlling interest	(7)	(8)	(13)	(15)	(24)

By-product credits (net of non-controlling interest)	16	16	25	32	50

BARRICK SECOND QUARTER 2019	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)						For the three months ended 6/30/19
	Footnote	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto	Kibali	Veladero	Acacia
Cost of sales applicable to gold production		462	202	203	57	188	197	82	88	132

Depreciation		(127)	(65)	(53)	(9)	(47)	(87)	(31)	(31)	(35)

By-product credits		0	0	0	0	(16)	0	0	(2)	(1)

Non-recurring items	b	(9)	0	(9)	0	0	0	0	1	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(1)	0	(1)	0	(50)	(22)	0	0	(34)

Total cash costs		325	137	140	48	75	88	51	56	62

General & administrative costs		0	0	0	0	0	0	0	0	6

Minesite exploration and evaluation costs	c	4	1	2	1	0	2	1	1	0

Minesite sustaining capital expenditures	d	80	15	58	7	30	37	10	19	11

Sustaining leases		0	0	0	0	0	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	e	5	4	1	0	1	0	0	2	2

Non-controlling interests		(4)	0	(4)	0	(12)	(8)	0	0	(7)

All-in sustaining costs		410	157	197	56	94	119	62	78	75

Project exploration and evaluation and project costs	c	0	0	0	0	3	0	0	0	0

Project capital expenditures	d	93	68	0	12	0	2	0	0	5

Non-controlling interests		0	0	0	0	0	0	0	0	(2)

All-in costs		503	225	197	68	97	121	62	78	78

Ounces sold - equity basis (000s ounces)		547	281	181	85	132	148	95	74	92

Cost of sales per ounce	f,g	842	719	1,116	665	852	1,072	868	1,186	920

Total cash costs per ounce	g	594	489	769	569	557	598	540	746	659

Total cash costs per ounce (on a co-product basis)	g,h	595	490	770	569	631	598	542	775	665

All-in sustaining costs per ounce	g	752	561	1,088	667	702	811	651	1,046	792

All-in sustaining costs per ounce (on a co-product basis)	g,h	753	562	1,089	667	776	811	653	1,075	798

All-in costs per ounce	g	922	795	1,088	806	724	821	655	1,046	817

All-in costs per ounce (on a co-product basis)	g,h	923	796	1,089	806	798	821	657	1,075	823

BARRICK SECOND QUARTER 2019	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/19
	Footnote	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila
Cost of sales applicable to gold production		57	103	65	52	37	12	19

Depreciation		(11)	(53)	(8)	(7)	(7)	(2)	(8)

By-product credits		0	0	0	0	(2)	0	0

Non-recurring items	b	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		0	(5)	0	0	0	0	0

Total cash costs		46	45	57	45	28	10	11

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	c	1	1	1	1	0	0	0

Minesite sustaining capital expenditures	d	16	2	12	9	4	1	0

Sustaining leases		1	0	1	0	3	0	0

Rehabilitation - accretion and amortization (operating sites)	e	1	0	0	1	3	1	0

Non-controlling interests		0	(1)	0	0	0	0	0

All-in sustaining costs		65	47	71	56	38	12	11

Project exploration and evaluation and project costs	c	0	0	0	0	0	0	0

Project capital expenditures	d	0	0	0	0	0	0	0

Non-controlling interests		0	0	0	0	0	0	0

All-in costs		65	47	71	56	38	12	11

Ounces sold - equity basis (000s ounces)		55	59	63	56	38	6	7

Cost of sales per ounce	f,g	1,038	1,562	1,032	953	952	2,336	2,585

Total cash costs per ounce	g	846	750	893	822	732	2,037	1,446

Total cash costs per ounce (on a co-product basis)	g,h	847	752	903	825	772	2,076	1,450

All-in sustaining costs per ounce	g	1,204	802	1,112	1,015	998	2,434	1,449

All-in sustaining costs per ounce (on a co-product basis)	g,h	1,205	804	1,122	1,018	1,038	2,473	1,453

All-in costs per ounce	g	1,204	803	1,112	1,017	998	2,434	1,449

All-in costs per ounce (on a co-product basis)	g,h	1,205	805	1,122	1,020	1,038	2,473	1,453

BARRICK SECOND QUARTER 2019	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/19
	Footnote	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia
Cost of sales applicable to gold production		448	177	226	45	163	169	108	81	117

Depreciation		(136)	(64)	(66)	(6)	(46)	(59)	(56)	(30)	(25)

By-product credits		0	0	0	0	(16)	0	0	(2)	(1)

Non-recurring items	b	0	0	0	0	(1)	0	0	(2)	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		0	0	0	0	(41)	(22)	0	0	(33)

Total cash costs		312	113	160	39	59	88	52	47	58

General & administrative costs		0	0	0	0	0	0	0	0	5

Minesite exploration and evaluation costs	c	4	2	2	0	0	2	0	0	0

Minesite sustaining capital expenditures	d	75	13	55	7	27	22	9	25	10

Sustaining leases		0	0	0	0	0	1	0	1	0

Rehabilitation - accretion and amortization (operating sites)	e	5	4	1	0	2	0	0	1	1

Non-controlling interests		(5)	0	(5)	0	(12)	(5)	0	0	(6)

All-in sustaining costs		391	132	213	46	76	108	61	74	68

Project exploration and evaluation and project costs	c	0	0	0	0	0	0	0	0	0

Project capital expenditures	d	79	63	0	9	0	0	1	15	3

Non-controlling interests		0	0	0	0	0	0	0	0	(1)

All-in costs		470	195	213	55	76	108	62	89	70

Ounces sold - equity basis (000s ounces)		574	259	239	76	142	128	90	68	67

Cost of sales per ounce	f,g	780	682	947	592	696	1,052	1,202	1,195	1,114

Total cash costs per ounce	g	542	433	671	506	421	684	573	713	850

Total cash costs per ounce (on a co-product basis)	g,h	543	434	671	506	492	684	576	736	859

All-in sustaining costs per ounce	g	678	506	891	592	543	840	673	1,100	1,023

All-in sustaining costs per ounce (on a co-product basis)	g,h	679	507	891	592	614	840	676	1,123	1,032

All-in costs per ounce	g	817	749	891	716	544	840	676	1,325	1,061

All-in costs per ounce (on a co-product basis)	g,h	818	750	891	716	615	840	679	1,348	1,070

BARRICK SECOND QUARTER 2019	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 3/31/19
	Footnote	Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[i]
Cost of sales applicable to gold production		62	98	67	53	48	16	14

Depreciation		(11)	(44)	(11)	(7)	(7)	(1)	(3)

By-product credits		0	0	(1)	0	(2)	0	0

Non-recurring items	b	0	0	0	(1)	(15)	0	0

Other		0	0		0	0	0	0

Non-controlling interests		0	(6)	0	0	0	0	0

Total cash costs		51	48	55	45	24	15	11

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	c	1	1	0	0	1	0	0

Minesite sustaining capital expenditures	d	15	2	8	8	7	1	0

Sustaining leases		2	0	0	0	5	0	0

Rehabilitation - accretion and amortization (operating sites)	e	1	0	0	0	2	3	0

Non-controlling interests		0	0	0	0	0	0	0

All-in sustaining costs		70	51	63	53	39	19	11

Project exploration and evaluation and project costs	c	0	0	0	0	0	0	0

Project capital expenditures	d	0	0	0	0	0	0	0

Non-controlling interests		0	0	0	0	0	0	0

All-in costs		70	51	63	53	39	19	11

Ounces sold - equity basis (000s ounces)		58	61	65	58	37	7	10

Cost of sales per ounce	f,g	1,064	1,451	1,031	906	1,304	2,174	1,445

Total cash costs per ounce	g	870	799	854	769	637	1,974	1,157

Total cash costs per ounce (on a co-product basis)	g,h	873	801	867	773	704	1,996	1,160

All-in sustaining costs per ounce	g	1,185	836	978	915	1,018	2,471	1,157

All-in sustaining costs per ounce (on a co-product basis)	g,h	1,188	838	991	919	1,085	2,493	1,160

All-in costs per ounce	g	1,185	840	978	916	1,012	2,471	1,157

All-in costs per ounce (on a co-product basis)	g,h	1,188	842	991	920	1,079	2,493	1,160

BARRICK SECOND QUARTER 2019	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/18
	Footnote	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia
Cost of sales applicable to gold production		424	185	192	47	177			81	118

Depreciation		(146)	(85)	(54)	(7)	(43)			(34)	(23)

By-product credits		(1)	0	(1)	0	(25)			(3)	(1)

Non-recurring items	b	0	0	0	0	0			0	0

Other		0	0	0	0	1			0	0

Non-controlling interests		0	0	0	0	(44)			0	(34)

Total cash costs		277	100	137	40	66			44	60

General & administrative costs		0	0	0	0	0			0	0

Minesite exploration and evaluation costs	c	7	3	4	0	0			1	0

Minesite sustaining capital expenditures	d	78	17	57	4	33			33	22

Rehabilitation - accretion and amortization (operating sites)	e	6	6	0	0	2			0	1

Non-controlling interests		(3)	0	(3)	0	(14)			0	(8)

All-in sustaining costs		365	126	195	44	87			78	75

Project exploration and evaluation and project costs	c	0	0	0	0	0			0	0

Project capital expenditures	d	88	70	0	10	0			0	3

Non-controlling interests		0	0	0	0	0			0	(1)

All-in costs		453	196	195	54	87			78	77

Ounces sold - equity basis (000s ounces)		502	284	160	58	125			82	85

Cost of sales per ounce	f,g	845	653	1,199	802	852			984	877

Total cash costs per ounce	g	553	352	856	692	524			534	688

Total cash costs per ounce (on a co-product basis)	g,h	556	352	862	692	642			570	695

All-in sustaining costs per ounce	g	725	437	1,220	757	690			946	918

All-in sustaining costs per ounce (on a co-product basis)	g,h	728	437	1,226	757	808			982	925

All-in costs per ounce	g	902	684	1,220	925	690			946	943

All-in costs per ounce (on a co-product basis)	g,h	905	684	1,226	925	808			982	950

BARRICK SECOND QUARTER 2019	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/18
	Footnote	Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[i]
Cost of sales applicable to gold production		82		42	47	42	13

Depreciation		(16)		(9)	(3)	(11)	1

By-product credits		0		(1)	0	(3)	0

Non-recurring items	b	0		(3)	0	0	0

Other		0		0	0	0	0

Non-controlling interests		0		0	0	0	0

Total cash costs		66		29	44	28	14

General & administrative costs		0		0	0	0	0

Minesite exploration and evaluation costs	c	3		0	0	0	0

Minesite sustaining capital expenditures	d	5		11	9	7	1

Rehabilitation - accretion and amortization (operating sites)	e	1		0	1	8	0

Non-controlling interests		0		0	0	0	0

All-in sustaining costs		75		40	54	43	15

Project exploration and evaluation and project costs	c	0		0	0	0	0

Project capital expenditures	d	0		0	0	0	0

Non-controlling interests		0		0	0	0	0

All-in costs		75		40	54	43	15

Ounces sold - equity basis (000s ounces)		99		34	37	65	8

Cost of sales per ounce	f,g	833		1,233	1,277	657	1,879

Total cash costs per ounce	g	672		846	1,184	428	1,928

Total cash costs per ounce (on a co-product basis)	g,h	678		880	1,188	482	1,936

All-in sustaining costs per ounce	g	763		1,183	1,453	662	2,138

All-in sustaining costs per ounce (on a co-product basis)	g,h	769		1,217	1,457	716	2,146

All-in costs per ounce	g	763		1,183	1,453	667	2,138

All-in costs per ounce (on a co-product basis)	g,h	769		1,217	1,457	721	2,146

BARRICK SECOND QUARTER 2019	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the six months ended 6/30/19
	Footnote	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto	Kibali	Veladero	Acacia
Cost of sales applicable to gold production		910	379	429	102	351	366	190	169	249

Depreciation		(263)	(129)	(119)	(15)	(93)	(146)	(87)	(61)	(60)

By-product credits		0	0	0	0	(32)	0	0	(4)	(2)

Non-recurring items	b	(9)	0	(9)	0	(1)	0	0	(1)	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(1)	0	(1)	0	(91)	(44)	0	0	(67)

Total cash costs		637	250	300	87	134	176	103	103	120

General & administrative costs		0	0	0	0	0	0	0	0	11

Minesite exploration and evaluation costs	c	8	3	4	1	0	4	1	1	0

Minesite sustaining capital expenditures	d	155	28	113	14	57	59	19	44	21

Sustaining leases		0	0	0	0	0	1	0	1	1

Rehabilitation - accretion and amortization (operating sites)	e	10	8	2	0	3	0	0	3	3

Non-controlling interests		(9)	0	(9)	0	(24)	(13)	0	0	(13)

All-in sustaining costs		801	289	410	102	170	227	123	152	143

Project exploration and evaluation and project costs	c	0	0	0	0	3	0	0	0	0

Project capital expenditures	d	172	131	0	21	0	2	1	15	8

Non-controlling interests		0	0	0	0	0	0	0	0	(3)

All-in costs		973	420	410	123	173	229	124	167	148

Ounces sold - equity basis (000s ounces)		1,121	540	420	161	274	276	185	142	159

Cost of sales per ounce	f,g	811	701	1,020	631	772	1,063	1,030	1,190	1,002

Total cash costs per ounce	g	567	462	713	539	487	638	556	730	740

Total cash costs per ounce (on a co-product basis)	g,h	568	463	714	539	560	638	559	756	748

All-in sustaining costs per ounce	g	714	535	976	632	619	824	665	1,072	890

All-in sustaining costs per ounce (on a co-product basis)	g,h	715	536	977	632	692	824	668	1,098	898

All-in costs per ounce	g	868	773	976	764	630	830	669	1,180	920

All-in costs per ounce (on a co-product basis)	g,h	869	774	977	764	703	830	672	1,206	928

BARRICK SECOND QUARTER 2019	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/19
	Footnote	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila
Cost of sales applicable to gold production		119	201	132	105	85	28	33

Depreciation		(22)	(97)	(19)	(14)	(14)	(3)	(11)

By-product credits		0	0	(1)	0	(4)	0	0

Non-recurring items	b	0	0	0	(1)	(15)	0	0

Other		0	0		0	0	0	0

Non-controlling interests		0	(11)	0	0	0	0	0

Total cash costs		97	93	112	90	52	25	22

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	c	2	2	1	1	1	0	0

Minesite sustaining capital expenditures	d	31	4	20	17	11	2	0

Sustaining leases		3	0	1	0	8	0	0

Rehabilitation - accretion and amortization (operating sites)	e	2	0	0	1	5	4	0

Non-controlling interests		0	(1)	0	0	0	0	0

All-in sustaining costs		135	98	134	109	77	31	22

Project exploration and evaluation and project costs	c	0	0	0	0	0	0	0

Project capital expenditures	d	0	0	0	0	0	0	0

Non-controlling interests		0	0	0	0	0	0	0

All-in costs		135	98	134	109	77	31	22

Ounces sold - equity basis (000s ounces)		113	120	128	114	75	13	17

Cost of sales per ounce	f,g	1,052	1,506	1,031	929	1,123	2,244	1,940

Total cash costs per ounce	g	858	775	873	795	686	2,001	1,282

Total cash costs per ounce (on a co-product basis)	g,h	860	777	885	799	739	2,030	1,285

All-in sustaining costs per ounce	g	1,194	819	1,044	964	1,008	2,455	1,284

All-in sustaining costs per ounce (on a co-product basis)	g,h	1,196	821	1,056	968	1,061	2,484	1,287

All-in costs per ounce	g	1,194	822	1,044	965	1,005	2,455	1,284

All-in costs per ounce (on a co-product basis)	g,h	1,196	824	1,056	969	1,058	2,484	1,287

BARRICK SECOND QUARTER 2019	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/18
	Footnote	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia
Cost of sales applicable to gold production		860	371	397	92	344			157	228

Depreciation		(301)	(172)	(115)	(14)	(84)			(65)	(47)

By-product credits		(2)	0	(2)	0	(50)			(4)	(2)

Non-recurring items	b	0	0	0	0	0			0	0

Other		0	0	0	0	1			0	0

Non-controlling interests		0	0	0	0	(85)			0	(65)

Total cash costs		557	199	280	78	126			88	114

General & administrative costs		0	0	0	0	0			0	0

Minesite exploration and evaluation costs	c	9	4	5	0	0			1	0

Minesite sustaining capital expenditures	d	156	27	119	10	71			64	46

Rehabilitation - accretion and amortization (operating sites)	e	10	8	2	0	4			0	2

Non-controlling interests		(3)		(3)	0	(30)			0	(17)

All-in sustaining costs		729	238	403	88	171			153	145

Project exploration and evaluation and project costs	c	0	0	0	0	0			0	0

Project capital expenditures	d	168	131	0	17	0			0	5

Non-controlling interests		0	0	0	0	0			0	(2)

All-in costs		897	369	403	105	171			153	148

Ounces sold - equity basis (000s ounces)		1,027	557	349	121	273			156	160

Cost of sales per ounce	f,g	837	667	1,132	759	761			1,008	907

Total cash costs per ounce	g	542	358	801	645	462			554	701

Total cash costs per ounce (on a co-product basis)	g,h	544	358	804	645	572			578	708

All-in sustaining costs per ounce	g	709	426	1,152	733	625			976	945

All-in sustaining costs per ounce (on a co-product basis)	g,h	711	426	1,155	733	735			1,000	952

All-in costs per ounce	g	874	661	1,152	871	625			976	966

All-in costs per ounce (on a co-product basis)	g,h	876	661	1,155	871	735			1,000	973

BARRICK SECOND QUARTER 2019	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the six months ended 6/30/18

	Footnote	Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[i]
Cost of sales applicable to gold production		154		93	99	80	26

Depreciation		(30)		(17)	(7)	(22)	1

By-product credits		0		(1)	0	(7)	0

Non-recurring items	b	0		(10)	0	0	0

Other		0		0	0	0	0

Non-controlling interests		0		0	0	0	0

Total cash costs		124		65	92	51	27

General & administrative costs		0		0	0	0	0

Minesite exploration and evaluation costs	c	6		0	0	1	0

Minesite sustaining capital expenditures	d	13		25	16	9	1

Rehabilitation - accretion and amortization (operating sites)	e	2		0	2	17	1

Non-controlling interests		0		0	0	0	0

All-in sustaining costs		145		90	110	78	29

Project exploration and evaluation and project costs	c	0		0	0	0	0

Project capital expenditures	d	0		0	0	1	0

Non-controlling interests		0		0	0	0	0

All-in costs		145		90	110	79	29

Ounces sold - equity basis (000s ounces)		182		79	81	134	16

Cost of sales per ounce	f,g	848		1,178	1,230	599	1,671

Total cash costs per ounce	g	680		820	1,136	378	1,715

Total cash costs per ounce (on a co-product basis)	g,h	685		839	1,141	435	1,722

All-in sustaining costs per ounce	g	797		1,142	1,356	578	1,884

All-in sustaining costs per ounce (on a co-product basis)	g,h	802		1,161	1,361	635	1,891

All-in costs per ounce	g	797		1,142	1,359	586	1,884

All-in costs per ounce (on a co-product basis)	g,h	802		1,161	1,364	643	1,891

a.

Barrick Nevada represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and, starting in the first quarter of 2019, our 75% interest in Turquoise Ridge. The reconciliations for the three and six month periods ended June 30, 2018 include our 75% interest in Turquoise Ridge.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 71 of this MD&A.

d.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and six month periods ended June 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 70 of this MD&A.

e.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger.

BARRICK SECOND QUARTER 2019	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

g.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

h.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended 6/30/19

	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto	Kibali	Veladero	Acacia

By-product credits	0	0	0	0	16	0	0	2	1

Non-controlling interest	0	0	0	0	(6)	0	0	0	(1)

By-product credits (net of non-controlling interest)	0	0	0	0	10	0	0	2	0

($ millions)	For the three months ended 6/30/19

			Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila

By-product credits			0	0	0	0	2	0	0

Non-controlling interest			0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)			0	0	0	0	2	0	0

($ millions)	For the three months ended 3/31/19

	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia

By-product credits	0	0	0	0	16	0	0	2	1

Non-controlling interest	0	0	0	0	(6)	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	0	0	10	0	0	2	1

($ millions)	For the three months ended 3/31/19

			Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila

By-product credits			0	0	1	0	2	0	0

Non-controlling interest			0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)			0	0	1	0	2	0	0

($ millions)	For the three months ended 6/30/18

	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia

By-product credits	1	0	1	0	25			3	1

Non-controlling interest	0	0	0	0	(10)			0	(1)

By-product credits (net of non-controlling interest)	1	0	1	0	15			3	0

($ millions)	For the three months ended 6/30/18

			Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[i]

By-product credits			0		1	0	3	0	0

Non-controlling interest			0		0	0	0	0	0

By-product credits (net of non-controlling interest)			0		1	0	3	0	0

BARRICK SECOND QUARTER 2019	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions)	For the six months ended 6/30/2019

	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto	Kibali	Veladero	Acacia

By-product credits	0	0	0	0	32	0	0	4	2

Non-controlling interest	0	0	0	0	(12)	0	0	0	(1)

By-product credits (net of non-controlling interest)	0	0	0	0	20	0	0	4	1

($ millions)	For the six months ended 6/30/2019

			Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila

By-product credits			0	0	1	0	4	0	0

Non-controlling interest			0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)			0	0	1	0	4	0	0

($ millions)	For the six months ended 6/30/2018

	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo	Loulo- Gounkoto[i]	Kibali[i]	Veladero	Acacia

By-product credits	2	0	2	0	50			4	2

Non-controlling interest	0	0	0	0	(20)			0	(1)

By-product credits (net of non-controlling interest)	2	0	2	0	30			4	1

($ millions)	For the six months ended 6/30/2018

			Kalgoorlie	Tongon[i]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[i]

By-product credits			0		1	0	7	0	0

Non-controlling interest			0		0	0	0	0	0

By-product credits (net of non-controlling interest)			0		1	0	7	0	0

i.

The results for the three and six months ended June 30, 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

BARRICK SECOND QUARTER 2019	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Cost of sales	101	131	108	232	204

Depreciation/amortization	(28)	(42)	(30)	(70)	(49)

Treatment and refinement charges	25	31	29	56	60

Cash cost of sales applicable to equity method investments	69	66	59	135	122

Less: royalties and production taxes[a]	(9)	(12)	(9)	(21)	(19)

By-product credits	(2)	(3)	(1)	(5)	(3)

Other	(5)	0	0	(5)	0
C1 cash cost of sales	151	171	156	322	315
General & administrative costs	6	5	11	11	16

Rehabilitation - accretion and amortization	3	3	3	6	8

Royalties and production taxes[a]	9	12	9	21	19

Minesite exploration and evaluation costs	1	2	1	3	1

Minesite sustaining capital expenditures	48	59	46	107	88

Sustaining leases	1	1	0	2	0

Inventory write-downs	0	0	0	0	0
All-in sustaining costs	219	253	226	472	447
Pounds sold - consolidated basis (millions pounds)	96	103	74	199	159
Cost of sales per pound[b,c]	2.04	2.21	2.45	2.13	2.25
C1 cash cost per pound[b]	1.59	1.66	2.10	1.62	1.98
All-in sustaining costs per pound[b]	2.28	2.46	3.04	2.37	2.81
a.

For the three and six month periods ended June 30, 2019, royalties and production taxes include royalties of $9 million and $21 million, respectively (March 31, 2019: $12 million and June 30, 2018: $8 million and $17 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2019	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	6/30/19			3/31/19			6/30/18
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	72	101	25	74	131	22	59	108	14

Depreciation/amortization	(22)	(28)	(6)	(21)	(42)	(9)	(11)	(30)	(3)

Treatment and refinement charges	0	20	5	0	26	5	0	26	3

Less: royalties and production taxes[a]	0	(9)	0	0	(12)	0	0	(8)	(1)

By-product credits	0	0	(2)	0	0	(3)	0	0	(1)

Other	0	(5)	0	0	0	0	0	0	0
C1 cash cost of sales	50	79	22	53	103	15	48	96	12
Rehabilitation - accretion and amortization	1	2	0	0	3	0	0	3	0

Royalties and production taxes[a]	0	9	0	0	12	0	0	8	1

Minesite exploration and evaluation costs	1	0	0	2	0	0	0	1	0

Minesite sustaining capital expenditures	7	40	1	4	52	3	10	31	5

Sustaining leases	0	1	0	0	1	0	0	0	0
All-in sustaining costs	59	131	23	59	171	18	58	139	18
Pounds sold - consolidated basis (millions pounds)	31	48	17	28	61	14	21	45	8
Cost of sales per pound[b,c]	2.32	2.07	1.45	2.68	2.16	1.55	2.69	2.43	1.84
C1 cash cost per pound[b]	1.61	1.70	1.22	1.91	1.67	1.10	2.19	2.16	1.50
All-in sustaining costs per pound[b]	1.85	2.78	1.31	2.12	2.79	1.30	2.64	3.13	2.30

($ millions, except per pound information in dollars)			For the six months ended
	6/30/19			6/30/18
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	146	232	47	115	204	39

Depreciation/amortization	(43)	(70)	(15)	(24)	(49)	(8)

Treatment and refinement charges	0	46	10	0	53	7

Less: royalties and production taxes[a]	0	(21)	0	0	(17)	(2)

By-product credits	0	0	(5)	0	0	(3)

Other	0	(5)	0	0	0	0
C1 cash cost of sales	103	182	37	91	191	33
Rehabilitation - accretion and amortization	1	5	0	0	8	0

Royalties and production taxes[a]	0	21	0	0	17	2

Minesite exploration and evaluation costs	3	0	0	0	1	0

Minesite sustaining capital expenditures	11	92	4	26	52	10

Sustaining leases		2		0	0	0

Inventory write-downs	0	0	0	0	0	0
All-in sustaining costs	118	302	41	117	269	45
Pounds sold - consolidated basis (millions pounds)	59	109	31	45	92	22
Cost of sales per pound[b,c]	2.49	2.07	1.45	2.52	2.22	1.81
C1 cash cost per pound[b]	1.75	1.68	1.16	2.01	2.08	1.53
All-in sustaining costs per pound[b]	1.98	2.79	1.31	2.57	2.93	2.10
a.

For the three and six month period ended June 30, 2019, royalties and production taxes include royalties of $9 million and $21 million, respectively (March 31, 2019: $12 million and June 30, 2018: $8 million and $17 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2019	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income;
•	Depreciation; and
•	Income tax expense, finance costs, finance income and depreciation from equity investees.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18
Net earnings (loss)	223	140	(76)	363	116

Income tax expense	41	167	116	208	317

Finance costs, net[a]	98	100	114	198	227

Depreciation	466	435	328	901	653
EBITDA	828	842	482	1,670	1,313

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[b]	12	3	59	15	61

Acquisition/disposition (gains) losses[c]	(12)	0	(2)	(12)	(48)

Foreign currency translation losses (gains)	(6)	22	75	16	90

Other expense (income) adjustments[d]	58	47	43	105	37

Unrealized (gains) losses on non-hedge derivative instruments	0	(1)	0	(1)	0

Income tax expense, net finance costs, and depreciation from equity investees	92	89	22	181	46
Adjusted EBITDA	972	1,002	679	1,974	1,499
a.	Finance costs exclude accretion.
b.

Net impairment charges for the three and six month periods ended June 30, 2018 primarily relate to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania.

c.	Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the six month period ended June 30, 2018.
d.

Other expense adjustments for the three and six month periods ended June 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines.

BARRICK SECOND QUARTER 2019	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Income to EBITDA by operating site

($ millions)	For the three months ended 6/30/19
	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali	Veladero	Acacia (100%)
Income	244	158	33	53	75	32	43	12	36

Depreciation	127	65	53	9	29	70	31	31	35
EBITDA	371	223	86	62	104	102	74	43	71

	For the three months ended 3/31/19
	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo (60%)	Loulo-Gounkoto[b] (80%)	Kibali[b]	Veladero	Acacia (100%)
Income	292	155	83	54	98	29	10	10	1

Depreciation	136	64	66	6	28	47	56	30	25
EBITDA	428	219	149	60	126	76	66	40	26

	For the three months ended 6/30/18
	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo (60%)	Loulo-Gounkoto[b] (80%)	Kibali[b]	Veladero	Acacia (100%)
Income	221	179	14	28	67			27	33

Depreciation	146	85	54	7	27			34	23
EBITDA	367	264	68	35	94			61	56

($ millions)	For the six months ended 6/30/2019
	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali	Veladero	Acacia (100%)
Income	536	313	116	107	173	61	53	22	37

Depreciation	263	129	119	15	57	117	87	61	60
EBITDA	799	442	235	122	230	178	140	83	97

($ millions)	For the six months ended 6/30/2018
	Barrick Nevada[a]	Cortez	Goldstrike	Turquoise Ridge	Pueblo Viejo (60%)	Loulo-Gounkoto[b] (80%)	Kibali[b]	Veladero	Acacia (100%)
Income	$480	$351	$62	$67	$182			$52	$104

Depreciation	301	172	115	14	52			65	47
EBITDA	$781	$523	$177	$81	$234			$117	$151
a.

Barrick Nevada represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and, starting in the first quarter of 2019, our 75% interest in Turquoise Ridge. The reconciliations for the three and six month periods ended June 30, 2018 include our 75% interest in Turquoise Ridge.

b.	These sites were acquired as a result of the Merger and therefore no 2018 figures are provided.

BARRICK SECOND QUARTER 2019	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/19	3/31/19	6/30/18	6/30/19	3/31/19	6/30/18	6/30/19	6/30/18	6/30/19	6/30/18
Sales	1,937	1,906	1,562	103	163	112	3,843	3,205	266	223

Sales applicable to non-controlling interests	(240)	(224)	(171)	0	0	0	(464)	(358)	0	0

Sales applicable to equity method investments[a,b]	135	129	0	124	121	87	264	0	245	200

Realized non-hedge gold/copper derivative (losses) gains	1	0	2	0	0	0	1	2	0	0

Sales applicable to Pierina[c]	(26)	(26)	(32)	0	0	0	(52)	(61)	0	0

Treatment and refinement charges	0	0	1	25	31	29	0	1	56	60
Revenues – as adjusted	1,807	1,785	1,362	252	315	228	3,592	2,789	567	483
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,372	1,365	1,037	96	103	74	2,737	2,108	199	159
Realized gold/copper price per ounce/pound[d]	1,317	1,307	1,313	2.62	3.07	3.11	1,312	1,323	2.85	3.04
a.

Represents sales of $125 million and $242 million, respectively, for the three and six month periods ended June 30, 2019 (March 31, 2019: $117 million and June 30, 2018: $nil and $nil, respectively) applicable to our 45% equity method investment in Kibali of $10 million and $22 million, respectively (March 31, 2019: $12 million and June 30, 2018: $nil and $nil, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $86 million and $167 million, respectively, for the three and six months ended June 30, 2019 (March 31, 2019: $81 million and June 30, 2018: $69 million and $142 million, respectively) applicable to our 50% equity method investment in Zaldívar and $44 million and $88 million, respectively (March 31, 2019: $44 million and June 30, 2018: $25 million and $66 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	Figures exclude Pierina from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2019	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2018.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 78 to 99 of this MD&A.

[2]	Includes $150 million of cash, primarily held at Acacia, which may not be readily deployed.

[3]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2019	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

[4]	Fourmile Significant Intercepts[1]

Drill Results from Q1 2019
Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)
FM19-20D	155	(72)	732 - 748.6	16.6	63
			803 - 807.1	4.1	12.1
			810.2 - 820.8	10.7	7.1
FM19-21D	2	(72)	762.6 - 774	11.4	29.9
FM19-22D	50	(84)	665.7 - 670.3	4.6	7.4
			761.4 - 782.9	21.5	40.2
FM19-23D4	95	(73)	696.5 - 698	1.5	7.9
			722.1 - 723.8	1.7	13.4
FM19-24D	110	(76)	760.6 - 762.1	1.5	12.8
			800.1 - 801.6	1.5	10.6
			804.7 - 806.2	1.5	5
			843.7 - 874	30.3	23.2
FM19-25D	8	(77)	791.5 - 799	7.5	29
FM19-26D5	65	(75)	717.8 - 719.2	1.4	5.2
			774.8 - 776.3	1.5	18.5
FM19-27D	144	(77)	703.5 - 706.2	2.7	10.5
			716 - 717.4	1.4	10.7
			725.5 - 729.8	4.3	7.6
FM19-28D	249	(89)	732.4 - 736.1	3.7	35.3
			767.5 - 772.7	5.2	40.7
			868.7 - 869.6	0.9	38.9
			871.1 - 872.8	1.7	10.7
			897 - 898.4	1.4	7.6
FM19-29D	180	(81)	755.9 - 765.3	9.4	36.2
			818.4 - 819.6	1.2	26.5
			918.4 - 919.9	1.5	5.1
FM19-30D	70	(69)	690.4 - 691.9	1.5	16.1
			694.9 - 696.4	1.5	5.3
			709.1 - 727.2	18.1	16.7
			761.4 - 766	4.6	24.4
			769.3 - 770.8	1.5	9.7
FM19-32D	98	(84)	769.6 - 771	1.4	7.4
			776.1 - 777.5	1.4	41.9
			967.6 - 970	2.4	54.6
FM19-33D	158	(74)	732.4 - 752.5	20.1	20.0
FM19-34D	115	(87)	718.1 - 730.3	12.2	12.7
			816.6 - 818.1	1.5	6.2
			824.2 - 825.7	1.5	8.0
			856.2 - 889.6	33.4	44
			908.6 - 921.4	12.8	16.9
			972.5 - 976.9	4.4	10.9
FM19-35D			687.0 - 688.5	1.5	14.8
			690.1 - 691.6	1.5	7.1
FM19-36D	20	(85)	766.3 - 768.7	2.4	28.4
			784 - 790.7	6.7	21.9
			808.6 - 810.3	1.7	10.5
1.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
2.	Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (18 for 2018) or GRC (Gold Rush Core) with no designation of the year.
3.	True width of intercepts are uncertain at this stage.
4.	A partial result reported in Q1 was diluted by >20% and removed from the tabulation as a result.

BARRICK SECOND QUARTER 2019	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Partial results.

The drilling results for the Fourmile property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

Loulo Significant Intercepts1

Yalea Significant Drill Intercepts[1]
							Including[4]
Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)	Period
YaDH121	DDH	103	(66)	762.60 - 787.60	25.00	3.93
YaDH121	DDH	103	(66)	788.40 - 793.00	4.60	3.80
YaDH121	DDH	103	(66)	796.00 - 800.20	4.20	1.45
YaDH121	DDH	103	(66)	861.9 - 867.90	6.00	0.89
YaDH122	DDH	266	(59)	746.00 - 757.20	11.20	5.04
YaDH122	DDH	266	(59)	759.90 - 768.40	8.50	10.83	763.2 - 766.6	3.40	21.95
YaDH123	DDH	254	(56)	771.00 - 788.50	17.50	5.71	782.35 - 787.45	5.10	16.34
YaDH125	DDH	110	(65)	828.50 - 837.00	8.50	3.09
YaDH125	DDH	110	(65)	846.90 - 854.00	7.10	3.52
YaDH126	DDH	107	(63)	822.35 - 834.85	12.50	1.30
YaDH127	DDH	107	(69)	805.00 - 816.10	11.10	17.05	811.50 - 816.10	4.60	36.08
YaDH133	DDH	81	(65)	767.90 - 771.10	3.20	0.65
YaDH133	DDH	81	(65)	802.00 - 813.30	11.30	2.70
YaDH135	DDH	78	(64)	726.00 - 728.00	2.00	0.77
YaDH135	DDH	78	(64)	742.50 - 762.90	20.40	5.59	748.05 - 750.60	2.55	16.48	Q2 2019
YaDH136	DDH	80	(58)	698.00 - 702.00	4.00	0.70
YaDH136	DDH	80	(58)	707.60 - 714.10	6.50	2.00
YaDH138	DDH	79	(62)	794.10 - 826.32	32.22	6.34	794.10 - 798.80	4.70	15.85
YaDH139	DDH	79	(62)	696.00 - 698.00	2.00	3.34
YaDH139	DDH	79	(62)	707.60 - 732.60	25.00	11.06	711.30 - 723.80	12.50	17.49
							725.40 - 728.60	3.20	11.3
YaDH140	DDH	79	(65)	761-.00 - 780.90	19.90	6.56	763.90 - 771.28	7.38	13.38
YaDH140	DDH	79	(65)	786.00 - 791.00	5.00	1.24
YDH285	DDH	251	(64)	880.05 - 894.70	14.65	4.94
YDH285	DDH	251	(64)	957.00 - 964.00	7.00	1.18
YDH285	DDH	251	(64)	981.00 - 987.20	6.20	4.80
YDH286	DDH	253	(60)	901.20 - 910.60	9.40	3.89
YDH286	DDH	253	(60)	921.20 - 925.25	4.05	1.13
YDH286	DDH	253	(60)	1013.40 - 1020.85	7.45	5.26
1.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
2.	Transfer/Panel Zone drill hole nomenclature: prospect initial Y or Ya (Yalea) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling)
3.	True widths uncertain at this stage
4.	Includings calculated using a 10.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.

The drilling results for the Transfer/Panel Zone property contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually

BARRICK SECOND QUARTER 2019	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

Tongon Significant Intercepts1

Tongon Significant Drill Intercepts[1]
							Including[4]
Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)	Period
Zulu Drill Results
ZLTR001	TRENCH	90	—	144.90 - 147.10	2.20	0.89				Q1 2019
ZLTR002	TRENCH	90	—	144.00 - 162.00	18.00	1.27
ZLAC003	AC	90	(50)	18.00 - 21.00	3.00	2.77
ZLAC005	AC	90	(50)	39.00 - 42.00	3.00	0.55
ZLAC006	AC	90	(50)	9.00 - 18.00	9.00	2.51
ZLAC010	AC	90	(50)	9.00 - 33.00	24.00	1.20
ZLAC011	AC	90	(50)	15.00 - 18.00	3.00	0.69
ZLAC011	AC	90	(50)	24.00 - 30.00	6.00	0.57
ZLAC012	AC	90	(50)	12.00 - 15.00	3.00	0.50
ZLAC017	AC	90	(50)	21.00 - 24.00	3.00	0.71
ZLAC017	AC	90	(50)	36.00 - 39.00	3.00	0.70
ZLAC019	AC	90	(50)	6.00 - 12.00	6.00	1.82
ZLAC022	AC	90	(50)	24.00 - 27.00	3.00	0.63
ZLAC023	AC	90	(50)	9.00 - 15.00	6.00	0.67
ZLAC025	AC	90	(50)	15.00 - 18.00	3.00	0.58
ZLAC027	AC	90	(50)	27.00 - 30.00	3.00	1.13
ZLAC034	AC	90	(50)	12.00 - 15.00	3.00	0.50
ZLAC037	AC	90	(50)	27.00 - 30.00	3.00	0.53				Q2 2019
ZLAC038	AC	90	(50)	0.00 - 6.00	6.00	2.74
ZLAC040	AC	90	(50)	15.00 - 24.00	9.00	0.96
ZLAC040	AC	90	(50)	30.00 - 33.00	3.00	0.93
ZLAC041	AC	90	(50)	12.00 - 27.00	15.00	3.94	18-24	6.00	8.30
ZLAC042	AC	90	(50)	3.00 - 12.00	9.00	1.47
ZLAC042	AC	90	(50)	18.00 - 21.00	3.00	0.51
ZLAC042	AC	90	(50)	27.00 - 30.00	3.00	0.73
ZLAC043	AC	90	(50)	9.00 - 12.00	3.00	0.62
ZLAC050	AC	90	(50)	36.00 - 39.00	3.00	2.00
ZLAC055	AC	90	(50)	18.00 - 21.00	3.00	0.71
ZLAC055	AC	90	(50)	30.00 - 33.00	3.00	0.90
ZLAC063	AC	90	(50)	33.00 - 36.00	3.00	0.60
ZLAC064	AC	90	(50)	30.00 - 33.00	3.00	0.65
ZLAC065	AC	90	(50)	6.00 - 9.00	3.00	0.56
1.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
2.	Tongon drill hole nomenclature: prospect initial ZL (Zulu) followed by the type of drilling TR (Trench), AC (Air core) with no designation of the year.
3.	True width of intercepts are uncertain at this stage.
4.	Includings defined as any interval with a weighted average Au g/t equal to or greater than 5g/t.

The drilling results for the Tongon property contained in this report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved

BARRICK SECOND QUARTER 2019	103	MANAGEMENT’S DISCUSSION AND ANALYSIS

by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Tongon property conform to industry accepted quality control methods.

Boundiali Significant Intercepts1

Lafleur Significant Drill Intercepts[1]
Drill results from Q2 2019
							Including[4]

Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
LFRC001	RC	295	(50)	86.00 - 90.00	4.00	3.11
LFAC006	AC	295	(50)	9.00 - 12.00	3.00	2.52	10 - 11	1.00	6.51
LFAC006	AC	295	(50)	14.00 - 18.00	4.00	1.55
LFAC015	AC	295	(50)	36.00 - 40.00	4.00	2.25	36 - 37	1.00	5.75
LFAC018	AC	295	(50)	26.00 - 30.00	4.00	0.77
LFAC019	AC	295	(50)	24.00 - 27.00	3.00	1.98
LFAC026	AC	295	(50)	14.00 - 16.00	2.00	0.94
LFAC034	AC	295	(50)	35.00 - 37.00	2.00	1.22
LFAC040	AC	295	(50)	17.00 - 27.00	10.00	2.12	23 - 24	1.00	6.67
1.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
2.	Boundiali drill hole nomenclature: prospect initial LFA (Lafleur), followed by the type of drilling AC (Air core), RC (reverse circulation) with no designation of the year.
3.	True width of intercepts are uncertain at this stage.
4.	Includings defined as any interval with a weighted average Au g/t equal to or greater than 5g/t, regardless of interval length.

The drilling results for the Boundiali property contained in this report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Boundiali property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2019	104	MANAGEMENT’S DISCUSSION AND ANALYSIS

Borolo Significant Drill Intercepts[1]
Drill results from Q2 2019
							Including[4]
Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)	Period
BRLAC003	AC	310	(50)	20.00 - 23.00	3.00	1.69
BRLAC006	AC	310	(50)	26.00 - 34.00	8.00	1.47
BRLAC007	AC	310	(50)	32.00 - 34.00	2.00	1.48
BRLAC017	AC	310	(50)	19.00 - 21.00	2.00	0.67
BRLAC017	AC	310	(50)	32.00 - 36.00	4.00	0.53
BRLAC017	AC	310	(50)	39.00 - 42.00	3.00	1.54
BRLAC019	AC	310	(50)	8.00 - 21.00	13.00	2.30	17 - 20	3.00	5.02	Q2 2019
BRLAC019	AC	310	(50)	24.00 - 26.00	2.00	1.00
BRLAC019	AC	310	(50)	24.00 - 26.00	2.00	1.00
BRLAC023	AC	310	(50)	21.00 - 23.00	2.00	1.06
BRLAC023	AC	310	(50)	39.00 - 41.00	2.00	3.23	39 - 40	1.00	5.59
BRLAC024	AC	310	(50)	9.00 - 11.00	2.00	0.68
BRLAC025	AC	310	(50)	12.00 - 14.00	2.00	5.79	12 - 13	1.00	10.32
BRLAC026	AC	310	(50)	6.00 - 8.00	2.00	7.99	7 - 8	1.00	15.19

1.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
2.	Boundiali drill hole nomenclature: prospect initial BRL (Borolo) followed by the type of drilling AC (Air core), with no designation of the year.
3.	True width of intercepts are uncertain at this stage.
4.	Includings defined as any interval with a weighted average Au g/t equal to or greater than 5g/t, regardless of interval length.

The drilling results for the Boundiali property contained in this report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Boundiali property conform to industry accepted quality control methods.

Veladero Significant Intercepts1

Veladero Significant Intervals[1]
Drill results from Q2 2019
							Including

Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
DDH-946B	DDH	280	(73)	139.1 - 427.1	288.00	1.23	324 - 410	86.00	3.12
0946	RC	270	(75)	87 - 169	82.00	1.06
0944	RC	300	(70)	166 - 223	57.00	0.64
DDH-943	DDH	265	(80)	231 - 381	150.00	0.54
1.	Significant intervals reported with intervals ≥ 15 m and cutoff ≥ 0.398 ppm Au.
2.	All holes are located in the 4 Esquinas target.
3.	Due to the nature of the mineralization - Drilled width approximates True Width

The drilling results for the Veladero property contained in this report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples. The QA-QC procedures, data verification and assay protocols used in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2019	105	MANAGEMENT’S DISCUSSION AND ANALYSIS

[5]

Barrick is focusing its efforts on identifying, investing in and developing assets that meet the Company’s investment criteria, which are: (i) with respect to tier one assets, assets with a reserve potential greater than 5 million ounces of gold expected to generate an internal rate of return (“IRR”) of at least 15% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs); and (ii) with respect to tier two assets, assets with a reserve potential of greater than 3 million ounces of gold expected to generate an IRR of at least 20% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs).

[6]	See the Technical Report on the Cortez Joint Venture Operations, dated March 22, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 22, 2019.

[7]	See the Technical Report on the Turquoise Ridge mine, dated March 19, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2019.

[8]	See the Technical Report on the Massawa gold project, dated July 23, 2019, and filed on SEDAR at www.sedar.com on July 23, 2019 and EDGAR at www.sec.gov on July 25, 2019.

[9]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

BARRICK SECOND QUARTER 2019	106	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue (notes 5 and 6)	$2,063	$1,712	$4,156	$3,502
Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,545	1,176	3,035	2,328

General and administrative expenses	59	93	113	141

Exploration, evaluation and project expenses	98	97	172	170

Impairment charges (notes 9B and 13)	12	59	15	61

(Gain) loss on currency translation	(6)	75	16	90

Closed mine rehabilitation	16	9	41	—

Income from equity investees (note 12)	(50)	(10)	(78)	(26)

Gain on non-hedge derivatives	—	(1)	(1)	(3)

Other expense (note 9A)	7	38	34	39
Income before finance costs and income taxes	$382	$176	$809	$702

Finance costs, net	(118)	(136)	(238)	(269)
Income before income taxes	$264	$40	$571	$433

Income tax expense (note 10)	(41)	(116)	(208)	(317)
Net income (loss)	$223	($76)	$363	$116
Attributable to:

Equity holders of Barrick Gold Corporation	$194	($94)	$305	$64

Non-controlling interests	$29	$18	$58	$52

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income (loss)

Basic	$0.11	($0.08)	$0.17	$0.05

Diluted	$0.11	($0.08)	$0.17	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2019	107	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net income (loss)	$223	($76)	$363	$116

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil, ($3), $nil and ($6)	—	4	—	10

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(1)	2	(3)	2

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	1	—	1

Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	11	(4)	8	(8)

Net realized change on equity investments, net of tax $nil, $nil, $nil and $nil	—	—	(1)	—
Total other comprehensive income	10	3	4	5
Total comprehensive income (loss)	$233	($73)	$367	$121
Attributable to:

Equity holders of Barrick Gold Corporation	$204	($91)	$309	$69

Non-controlling interests	$29	$18	$58	$52

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2019	108	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES

Net income (loss)	$223	($76)	$363	$116

Adjustments for the following items:

Depreciation	466	328	901	653

Finance costs	125	139	252	277

Impairment charges (notes 9B and 13)	12	59	15	61

Income tax expense (note 10)	41	116	208	317

Gain on sale of non-current assets	(12)	(2)	(12)	(48)

(Gain) loss on currency translation	(6)	75	16	90

Change in working capital (note 11)	(86)	(81)	(330)	(233)

Other operating activities (note 11)	42	(56)	14	(144)
Operating cash flows before interest and income taxes	805	502	1,427	1,089

Interest paid	(137)	(155)	(165)	(183)

Income taxes paid	(234)	(206)	(308)	(258)

Net cash provided by operating activities	434	141	954	648
INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(379)	(313)	(753)	(639)

Sales proceeds	15	5	18	52

Investment purchases	(4)	(38)	(7)	(39)

Cash acquired in merger	—	—	751	—

Other investing activities (note 11)	17	(1)	62	(5)

Net cash provided by (used in) investing activities	(351)	(347)	71	(631)
FINANCING ACTIVITIES

Lease repayments	(6)	—	(18)	—

Debt repayments	—	(8)	(16)	(31)

Dividends	(61)	(32)	(394)	(63)

Funding from non-controlling interests	8	4	14	12

Disbursements to non-controlling interests	(23)	(56)	(28)	(82)
Net cash used in financing activities	(82)	(92)	(442)	(164)
Effect of exchange rate changes on cash and equivalents	(1)	(1)	(1)	(2)

Net increase (decrease) in cash and equivalents	—	(299)	582	(149)

Cash and equivalents at the beginning of period	2,153	2,384	1,571	2,234
Cash and equivalents at the end of period	$2,153	$2,085	$2,153	$2,085

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2019	109	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2019	2018
ASSETS

Current assets

Cash and equivalents (note 14A)	$2,153	$1,571

Accounts receivable	427	248

Inventories	1,930	1,852

Other current assets	333	307
Total current assets	$4,843	$3,978

Non-current assets

Equity in investees (note 12)	4,459	1,234

Property, plant and equipment	16,890	12,826

Goodwill	2,837	1,176

Intangible assets	227	227

Deferred income tax assets	252	259

Non-current portion of inventory	1,830	1,696

Other assets	1,264	1,235
Total assets	$32,602	$22,631
LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,064	$1,101

Debt (note 14B)	303	43

Current income tax liabilities	133	203

Other current liabilities	282	321
Total current liabilities	$1,782	$1,668

Non-current liabilities

Debt (note 14B)	5,504	5,695

Provisions	3,179	2,904

Deferred income tax liabilities	1,941	1,236

Other liabilities	1,729	1,743
Total liabilities	$14,135	$13,246
Equity

Capital stock (note 16)	$28,801	$20,883

Deficit	(13,227)	(13,453)

Accumulated other comprehensive loss	(154)	(158)

Other	326	321
Total equity attributable to Barrick Gold Corporation shareholders	$15,746	$7,593
Non-controlling interests	2,721	1,792
Total equity	$18,467	$9,385
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$32,602	$22,631

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2019	110	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2019	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385
Net income	—	—	305	—	—	305	58	363

Total other comprehensive income	—	—	—	4	—	4	—	4
Total comprehensive income	—	—	305	4	—	309	58	367
Transactions with owners

Dividends	—	—	(64)	—	—	(64)	—	(64)

Merger with Randgold Resources Limited	583,669	7,903	—	—	—	7,903	885	8,788

Issued on exercise of stock options	25	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	14	14

Other decrease in non-controlling interest	—	—	—	—	—	—	(28)	(28)

Dividend reinvestment plan (note 16)	1,128	15	(15)	—	—	—	—	—

Share-based payments	—	—	—	—	5	5	—	5
Total transactions with owners	584,822	7,918	(79)	—	5	7,844	871	8,715

At June 30, 2019	1,752,669	$28,801	($13,227)	($154)	$326	$15,746	$2,721	$18,467

At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067
Impact of adopting IFRS 15 on January 1, 2018	—	—	64	—	—	64	—	64
At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131
Net income	—	—	64	—	—	64	52	116

Total other comprehensive income	—	—	—	5	—	5	—	5
Total comprehensive income	—	—	64	5	—	69	52	121
Transactions with owners

Dividends	—	—	(63)	—	—	(63)	—	(63)

Issued on exercise of stock options	11	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	12	12

Other decrease in non-controlling interests	—	—	—	—	—	—	(95)	(95)

Dividend reinvestment plan	571	7	(7)	—	—	—	—	—
Total transactions with owners	582	7	(70)	—	—	(63)	(83)	(146)
At June 30, 2018	1,167,159	$20,900	($11,701)	($164)	$321	$9,356	$1,750	$11,106
[1]	Includes cumulative translation losses at June 30, 2019: $85 million (June 30, 2018: $72 million).
[2]

Includes additional paid-in capital as at June 30, 2019: $283 million (December 31, 2018: $283 million; June 30, 2018: $283 million) and convertible borrowings - equity component as at June 30, 2019: $38 million (December 31, 2018: $38 million; June 30, 2018: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2019	111	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Côte d’Ivoire, Mali and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina, a 50% interest in Kalgoorlie, a gold mine located in Australia, a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea, a 50% equity interest in Morila Limited, which owns an 80% interest in Morila, a gold mine located in Mali, and a 50% equity interest in Kibali (Jersey) Limited, which owns a 90% interest in Kibali, a gold mine located in the Democratic Republic of Congo. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various projects located throughout the Americas and Africa. We sell our gold and copper production into the world market. On July 1, 2019, we completed the agreement with Newmont Goldcorp Corporation to create the Nevada Gold Mines LLC joint venture. Refer to note 4 for further details.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2018 (“2018 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2B. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 9, 2019.

B)    New Accounting Standards Effective in 2019

Impact of Adoption of IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases where a lessee has the right to control the use of an identified asset. We elected to apply IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4: Determining Whether an Arrangement Contains a Lease. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized on January 1, 2019. The details of accounting policy changes and the quantitative impact of these changes are described below.

Accounting policy changes

Through 2018, assets acquired via a finance lease were recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment was allocated between the liability and finance cost using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease was charged to the consolidated statements of income as a finance cost. Property, plant and equipment assets acquired under finance leases were depreciated over the shorter of the useful life of the asset and the lease term. All other leases were classified as operating leases. Operating lease payments were recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate

BARRICK SECOND QUARTER 2019	112	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT-equipment and small items of office furniture.

Impact on consolidated financial statements

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of January 1, 2019 of 5.83%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are applied after the date of initial application.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018 as previously disclosed in the Company’s 2018 Annual Financial Statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Barrick operating lease commitments disclosed as at December 31, 2018	$167

Add: embedded service contracts not previously assessed as a lease	38

(Less): contracts reassessed as service agreements	(130)

(Less): short-term leases recognized on a straight-line basis as expense	(6)

(Less): low-value leases recognized on a straight-line basis as expense	(1)

(Less): discounting using the lessee’s incremental borrowing rate of at January 1, 2019	(4)

Discounted leases recognized as at January 1, 2019	$64
Add: finance lease liabilities recognized as at December 31, 2018	19

Add: leases acquired as part of the merger with Randgold on January 1, 2019	28

Discounted lease liability recognized as at January 1, 2019	$111

Of which are:

Current lease liabilities	37

Non-current lease liabilities	$74

The recognized right-of-use assets relate to the following types of assets:

	June 30, 2019	January 1, 2019
Buildings, Plant & Equipment	$66	$69

Underground mobile equipment	8	7
Light vehicles and other mobile equipment	7	9
Total right-of-use assets	$81	$85

Right-of use assets were measured at the amount equal to the lease liability, except for onerous contracts.

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	property, plant and equipment - increase by $85 million
•	deferred income tax assets - $nil.
•	debt - increase by $92 million

There was no net impact on deficit on January 1, 2019.

Consolidated net income decreased by $nil and $1 million, respectively, for the three and six months ended June 30, 2019 as a result of the adoption of IFRS 16.

Practical expedients applied

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	the adjustment of the right-of-use assets at the date of initial application by the amount of any provision for onerous contracts recognized immediately before the date of initial application; and
•	to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2018 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2018 Annual Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a net increase of $69 million (2018: $24 million net increase) to the PER at our minesites for the three months ended June 30, 2019 and a net increase of $271 million (2018: $82 million net decrease) for the six months ended June 30, 2019 primarily due to a

BARRICK SECOND QUARTER 2019	113	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

decrease in the discount rate and the acquisition of Randgold Resources Limited (“Randgold”) on January 1, 2019.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

With respect to our U.S. properties, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations not currently designated as superfund sites in the U.S. could also be so designated as a superfund site in the future, exposing Barrick to potential further liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly owned subsidiary Homestake Mining Company of California.

B)    Pascua-Lama

The Pascua-Lama project received $458 million as at June 30, 2019 (December 31, 2018: $443 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest, calculated from the date of receipt by Barrick, of up to potentially $379 million (December 31, 2018: $340 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. In addition, we have recorded $100 million in VAT recoverable in Argentina as at June 30, 2019 (December 31, 2018: $112 million) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

D)    Zambia Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provides that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns within 60 days of the deed. LMC has filed the tax returns for 2012 through 2017 and the audit of these tax returns by the Zambian tax authority is expected to be completed in the next three months.

4 > ACQUISITIONS AND DIVESTITURES

A) Nevada Joint Venture

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Goldcorp Corporation, (“Newmont Goldcorp”) to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick will be the operator of the joint venture and will own 61.5%, with Newmont Goldcorp owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC. We have determined that Barrick controls Nevada Gold Mines LLC and we will begin consolidating the operating results, cash flows and net assets from July 1, 2019.

We have determined that the transaction to acquire the former Newmont Goldcorp mines represents a business combination with Barrick identified as the acquirer. We are undertaking a purchase price exercise to determine the fair value of the former Newmont Goldcorp mines and the results will be presented in our third quarter of 2019 results. The Barrick mines in which we held 100% prior to the creation of Nevada Gold Mines will continue to be accounted for at historical cost and will be consolidated with a non-controlling interest. The Turquoise Ridge mine was historically accounted for as a joint operation and following its contribution to Nevada Gold Mines, will be consolidated with a non-controlling interest. Therefore it will be remeasured to fair value and a gain/loss will be recognized in the third quarter of 2019.

B)    Randgold Resources Limited Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began

BARRICK SECOND QUARTER 2019	114	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal. The following table includes the joint arrangements and entities other than 100% owned subsidiaries.

	Place of business	Entity type	Economic interest[1]	Method
Loulo	Mali	Subsidiary	80%	Consolidation

Gounkoto	Mali	Subsidiary	80%	Consolidation

Tongon	Côte d’Ivoire	Subsidiary	89.7%	Consolidation

Kibali	Democratic Republic of Congo	JV	45%	Equity Method

Morila	Mali	JV	40%	Equity Method
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.

The tables below present the purchase cost and our preliminary allocation of the purchase price to the assets and liabilities acquired. This allocation is preliminary as we have not had sufficient time to complete the valuation process. We have made minor adjustments in the second quarter and there may be further adjustments to the estimated fair values as the valuation work is finalized, which we expect to complete by the end of 2019.

Purchase Cost

Fair value of equity shares issued	$7,903

Fair value of restricted shares issued	6
Fair value of consideration	$7,909

Preliminary Fair Value at Acquisition

Assets

Cash	$751

Other current assets	323

Equity in investees	3,179

Property, plant and equipment	3,903

Other assets	230

Goodwill	1,661
Total assets	$10,047

Liabilities

Current liabilities	$474

Deferred income tax liabilities	693

Provisions	55

Debt[1]	31
Total liabilities	$1,253

Non-controlling interests	885
Net assets	$7,909
[1]	Debt mainly relates to leases as a result of adopting IFRS16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a static discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests, and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of projected future revenues, expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plan as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on the acquisition principally because of the following factors: 1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

The fair value of accounts receivable is $193 million, which is equivalent to the contractual amount.

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at $275 million at the end of the second quarter of 2019. The Company has a provision of $60 million recorded for the estimated final amount to settle the various tax claims. Refer to note 17 for further details.

Since it has been consolidated from January 1, 2019, Randgold contributed revenue of $330 million and $628 million, respectively, for the three and six months ended June 30, 2019 and net income of $31 million and $60 million, respectively, for the three and six months ended June 30, 2019.

Acquisition related costs of approximately $37 million were expensed in the prior year and were presented as part of corporate development costs in exploration, evaluation & project expense.

BARRICK SECOND QUARTER 2019	115	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Starting in the first quarter of 2019, management reviews the operating results and assesses performance of our operations in Nevada at an individual minesite level; therefore our Cortez and Goldstrike minesites, previously presented as Barrick Nevada, have been presented separately. Prior period figures have been restated to reflect this disaggregation. Barrick’s business is organized into seventeen minesites, one publicly traded company and two projects. Barrick’s Chief Operating Decision Maker (“CODM”), reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Upon completion of the Merger, Mark Bristow, as President and Chief Executive Officer, assumed this role. Each individual minesite and the Pascua-Lama project, with the exception of Acacia, are operating segments for financial reporting purposes. Following the merger with Randgold, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Lagunas Norte and Pascua-Lama. Our presentation of our reportable operating segments consists of seven gold mines (Cortez, Goldstrike, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali and Veladero) and Acacia. The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Cortez	$368	$137	$65	$2	$6	$158

Goldstrike	235	150	53	2	(3)	33

Turquoise Ridge	110	48	9	1	(1)	53

Pueblo Viejo[2]	314	141	47	3	1	122

Loulo-Gounkoto[2]	243	110	87	2	3	41

Kibali	125	51	31	—	—	43

Veladero	100	57	31	1	(1)	12

Acacia[2]	189	97	35	—	21	36

Other Mines[2,3,4]	504	339	132	4	9	20
Reportable segment income	$2,188	$1,130	$490	$15	$35	$518
Share of equity investees	(125)	(51)	(31)	—	—	(43)
Segment income	$2,063	$1,079	$459	$15	$35	$475

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Cortez	$371	$100	$85	$3	$4	$179

Goldstrike	214	138	54	5	3	14

Turquoise Ridge	75	40	7	—	—	28

Pueblo Viejo[2]	297	134	43	4	1	115

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	—	—	—	—	—	—

Veladero	111	47	34	2	1	27

Acacia[2]	176	95	23	—	25	33

Other Mines[2,3,4]	468	292	74	5	4	93
Reportable segment income	$1,712	$846	$320	$19	$38	$489
Share of equity investees	—	—	—	—	—	—
Segment income	$1,712	$846	$320	$19	$38	$489

BARRICK SECOND QUARTER 2019	116	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Cortez	$707	$250	$129	$4	$11	$313

Goldstrike	546	310	119	4	(3)	116

Turquoise Ridge	210	87	15	1	—	107

Pueblo Viejo[2]	640	258	93	6	2	281

Loulo-Gounkoto[2]	453	220	146	4	6	77

Kibali	242	103	87	—	(1)	53

Veladero	191	108	61	1	(1)	22

Acacia[2]	327	189	60	—	41	37

Other Mines[2,3,4]	1,082	713	261	8	19	81
Reportable segment income	$4,398	$2,238	$971	$28	$74	$1,087
Share of equity investees	(242)	(103)	(87)	—	1	(53)
Segment income	$4,156	$2,135	$884	$28	$75	$1,034

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Cortez	$734	$199	$172	$5	$7	$351

Goldstrike	465	282	115	5	1	62

Turquoise Ridge	159	78	14	—	—	67

Pueblo Viejo[2]	653	260	84	8	1	300

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	—	—	—	—	—	—

Veladero	212	92	65	2	1	52

Acacia	333	181	47	—	1	104

Other Mines[2,3,4]	946	579	140	8	26	193
Reportable segment income	$3,502	$1,671	$637	$28	$37	$1,129
Share of equity investees	—	—	—	—	—	—
Segment income	$3,502	$1,671	$637	$28	$37	$1,129
[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2019, accretion expense was $12 million (2018: $13 million) and for the six months ended June 30, 2019, accretion expense was $26 million (2018: $25 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2019 for Pueblo Viejo $122 million, $74 million, $47 million (2018: $119 million, $70 million, $48 million), Loulo-Gounkoto $49 million, $39 million, $9 million (2018: $nil, $nil, $nil), Acacia $68 million, $48 million, $12 million (2018: $63 million, $42 million, $11 million), and Tongon $9 million, $10 million, $1 million (2018: $nil, $nil, $nil) and for the six months ended June 30, 2019 for Pueblo Viejo $250 million, $139 million, $108 million (2018: $257 million, $136 million, $118 million), Loulo-Gounkoto $91 million, $73 million, $16 million (2018: $nil, $nil, $nil), Acacia $118 million, $90 million, $13 million (2018: $120 million, $82 million, $37 million) and Tongon $18 million, $21 million, $(3) million (2018: $nil, $nil, $nil).

[3]	Includes cost of sales of Pierina for the three months ended June 30, 2019 of $44 million (2018: $30 million) and for the six months ended June 30, 2019 of $71 million (2018: $62 million).
[4]

Includes provisional pricing adjustments for the three months ended June 30, 2019 of $8 million losses (2018: $6 million losses) and for the six months ended June 30, 2019 of $14 million gains (2018: $29 million losses).

BARRICK SECOND QUARTER 2019	117	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Segment income	$475	$489	$1,034	$1,129

Other cost of sales/amortization[1]	(7)	(10)	(16)	(20)

Exploration, evaluation and project expenses not attributable to segments	(83)	(78)	(144)	(142)

General and administrative expenses	(59)	(93)	(113)	(141)

Other income (expense) not attributable to segments	16	(9)	15	(28)

Impairment charges not attributable to segments	(12)	(59)	(15)	(61)

(Gain) loss on currency translation	6	(75)	(16)	(90)

Closed mine rehabilitation	(16)	(9)	(41)	—

Income from equity investees	50	10	78	26

Finance costs, net (includes non-segment accretion)	(106)	(127)	(212)	(243)

Gain on non-hedge derivatives[2]	—	1	1	3
Income before income taxes	$264	$40	$571	$433
[1]

Includes all realized hedge gains and losses for the three months ended June 30, 2019 of $nil losses (2018: $1 million losses) and for the six months ended June 30, 2019 of $nil losses (2018: $2 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended June 30, 2019 of $nil losses (2018: $nil losses) and for the six months ended June 30, 2019 of $1 million gains (2018: $nil losses).

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Cortez	$88	$87	$165	$158

Goldstrike	64	55	119	118

Turquoise Ridge	21	14	47	27

Pueblo Viejo	26	33	58	71

Loulo-Gounkoto	39	—	89	—

Kibali	10	—	20	—

Veladero	19	33	48	64

Acacia	17	25	33	51

Other Mines	113	68	223	123
Reportable segment total	$397	$315	$802	$612

Other items not allocated to segments	6	26	49	60
Total	$403	$341	$851	$672

Share of equity investees	($10)	$—	($20)	$—
Total	$393	$341	$831	$672
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2019, cash expenditures were $379 million (2018: $313 million) and the increase in accrued expenditures was $14 million (2018: $28 million increase). For the six months ended June 30, 2019, cash expenditures were $753 million (2018: $639 million) and the increase in accrued expenditures was $78 million (2018: $33 million increase).

Purchase Commitments

At June 30, 2019, we had purchase obligations for supplies and consumables of $1,803 million (December 31, 2018: $1,972 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $108 million at June 30, 2019 (December 31, 2018: $82 million).

BARRICK SECOND QUARTER 2019	118	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Gold sales

Spot market sales	$1,928	$1,556	$3,822	$3,196

Concentrate sales	8	7	20	10

Provisional pricing adjustments	1	(1)	1	(1)
	$1,937	$1,562	$3,843	$3,205
Copper sales

Copper concentrate sales	$112	$117	$253	$251

Provisional pricing adjustments	(9)	(5)	13	(28)
	$103	$112	$266	$223
Other sales[1]	23	38	47	74
Total	$2,063	$1,712	$4,156	$3,502
[1]	Revenues include the sale of by-products for our gold and copper mines.

7 > COST OF SALES

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2019	2018	2019	2018	2019	2018	2019	2018
Direct mining cost[1,2]	$921	$716	$63	$69	$—	$2	$984	$787

Depreciation	431	290	28	30	7	8	466	328

Royalty expense	78	43	9	8	—	—	87	51

Community relations	7	9	1	1	—	—	8	10
	$1,437	$1,058	$101	$108	$7	$10	$1,545	$1,176

	Gold		Copper		Other[3]		Total
For the six months ended June 30	2019	2018	2019	2018	2019	2018	2019	2018
Direct mining cost[1,2]	$1,815	$1,406	$139	$135	$—	$4	$1,954	$1,545

Depreciation	815	588	70	49	16	16	901	653

Royalty expense	144	93	21	17	—	—	165	110

Community relations	13	17	2	3	—	—	15	20
	$2,787	$2,104	$232	$204	$16	$20	$3,035	$2,328
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $12 million for the three months ended June 30, 2019 (2018: $2 million) and $16 million for the six months ended June 30, 2019 (2018: $5 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2019		2018		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	$223	$223	($76)	($76)	$363	$363	$116	$116

Net income attributable to non-controlling interests	(29)	(29)	(18)	(18)	(58)	(58)	(52)	(52)
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$194	$194	($94)	($94)	$305	$305	$64	$64
Weighted average shares outstanding	1,752	1,752	1,167	1,167	1,749	1,749	1,167	1,167
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation

Net income (loss)	$0.11	$0.11	($0.08)	($0.08)	$0.17	$0.17	$0.05	$0.05

BARRICK SECOND QUARTER 2019	119	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)	Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Other expense:

Bank charges	$3	$7	$8	$14

Bulyanhulu reduced operations program cost[1]	6	9	12	17

Insurance payment to Porgera JV	—	13	—	13

Litigation	9	(1)	19	26

Miscellaneous write-offs	—	3	2	4

Acacia - other	4	4	5	5

Other	—	9	8	18
Total other expense	$22	$44	$54	$97
Other income:

Gain on sale of long-lived assets	($12)	($2)	($12)	($48)

Other	(3)	(4)	(8)	(10)

Total other income	($15)	($6)	($20)	($58)

Total	7	38	34	39
[1]	Primarily relates to care and maintenance costs.

B)	Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Impairment of non-current assets[1]	$12	$35	$15	$37

Impairment of intangibles[1]	—	24	—	24
Total	$12	$59	$15	$61
[1]	Refer to note 13 for further details.

10 > INCOME TAX EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Current	$103	$96	$233	$229

Deferred	(62)	20	(25)	88
	$41	$116	$208	$317

Income tax expense was $208 million for the six months ended June 30, 2019. The underlying effective tax rate for ordinary income for the six months ended June 30, 2019 was 43% which includes the impact of non-deductible depreciation on the Randgold purchase price allocation and adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of a reduced corporate tax rate in Argentina on deferred tax balances and the impact of other expense adjustments. The unadjusted tax rate for income for the six months ended June 30, 2019, was 36% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine and Malian net deferred tax liabilities. In the six months ended June 30, 2019, tax expense of $13 million primarily arose from translation losses on tax balances in Argentina and Mali, due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the U.S. dollar. In the six months ended June 30, 2018, tax expense of $19 million primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense.

Veladero Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter.

A deferred tax recovery of $70 million was recorded as a result of an inflation adjustment implemented for statutory financial statement purposes in Argentina, and finalized in the second quarter of 2019, which results in Veladero not having dividend distribution capacity for prior years. The impact of material inflationary adjustments on distributable reserves and deferred taxes is expected to remain variable and will be evaluated on an annual basis.

BARRICK SECOND QUARTER 2019	120	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Adjustments for non-cash income statement items:

Gain on non-hedge derivatives	$—	($1)	($1)	($3)

Share-based compensation expense	26	8	38	10

Income from investment in equity investees	(50)	(10)	(78)	(26)

Change in estimate of rehabilitation costs at closed mines	16	9	41	—

Net inventory impairment charges	16	2	16	5

Change in other assets and liabilities	50	(48)	28	(98)

Settlement of rehabilitation obligations	(16)	(16)	(30)	(32)

Other operating activities	$42	($56)	$14	($144)
Cash flow arising from changes in:

Accounts receivable	($44)	($21)	($33)	$45

Inventory	18	(72)	12	(148)

Other current assets	(9)	(15)	(94)	(77)

Accounts payable	(37)	15	(160)	(67)

Other current liabilities	(14)	12	(55)	14

Change in working capital	($86)	($81)	($330)	($233)

Investing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Dividends received from equity method investments	$17	$—	$32	$—

Funding of equity method investments	—	(1)	—	(5)

Shareholder loan repayments from equity method investments	—	—	30	—

Other net investing activities	$17	($1)	$62	($5)

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kibali	Jabal Sayid	Zaldívar	Other[1]	Total
At January 1, 2018	$—	$206	$975	$32	$1,213

Funds invested	—	—	—	5	5

Equity pick-up (loss) from equity investees	—	39	14	(7)	46

Impairment charges	—	—	—	(30)	(30)

At December 31, 2018	$—	$245	$989	$—	$1,234

Acquisitions	3,119	—	—	60	3,179

Equity pick-up (loss) from equity investees	50	27	10	(9)	78

Dividends paid	(31)	—	—	(1)	(32)

At June 30, 2019	$3,138	$272	$999	$50	$4,459
[1]	Other includes Morila.

BARRICK SECOND QUARTER 2019	121	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2018 Annual Financial Statements for further information.

For the six months ended June 30, 2019, we recorded impairments of $15 million (2018: $61 million impairments) for non-current assets.

Summary of impairments (reversals)

	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018
Golden Sunlight	$8	$—	$8	$—

Equity Method Investments	—	30	—	30

Acacia	—	24	—	24

Goldstrike	—	5	2	5

Cortez	—	6	—	9

Pascua-Lama	—	(6)	—	(7)

Other	4	—	5	—

Total	$12	$59	$15	$61

Indicators of impairment

Second Quarter 2019

On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it does not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.

On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we do not currently own. Under the terms of the agreement, the minority shareholders will exchange each Acacia share for 0.168 Barrick shares and will also be entitled to special dividends under certain conditions. The offer needs to be approved by more than 75% of minority shareholders and the vote is expected to take place in the third quarter of 2019. Based on the July 18, 2019 New York market closing price of $17.22 per share, this implies a value for 100% of Acacia of $1.19 billion.

During the second quarter of 2019, Acacia updated its LOM models and subsequent to that the Barrick technical team has had an opportunity to conduct detailed due diligence on the updated LOM models for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick’s adjusted LOM plans were deemed to be an indicator of impairment in the second quarter of 2019.

An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying amounts were recoverable. Therefore, no impairment was recognized.

The key assumptions and estimates used in determining the fair value less cost to dispose are short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0-1.1 and a weighted average cost of capital (“WACC”) of 6.5%-6.9%. Other assumptions include a 50% economic share of future economic benefits for the Government of Tanzania (“GoT”), which includes taxes, royalties, tolls and a 16% free carry interest in the mines. Management assumes the resumption of concentrate sales and exports commencing in Q3 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied is lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the current state of Barrick’s negotiations with the GoT and the expectation that an agreement will be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above has closed and because the economic sharing of benefits has been modeled into the cash flows.

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax, which were expected to be finalized in the first quarter of 2019 and effective April 1, 2019. The finalization of the changes to the mining tax regime, excluding the changes to the non-refundable sales tax, was considered an indicator of impairment and an impairment assessment was performed in the fourth quarter of 2018. In August 2019, the Zambian government withdrew the legislative Bill relating to the non-refundable sales tax and is expected to reintroduce a new Bill in September 2019. We will assess the impact of any new non-refundable sales tax on the mine’s cash flows once the outcome is finalized.

BARRICK SECOND QUARTER 2019	122	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $407 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B) Debt

Subsequent to quarter end on July 15, 2019, Barrick completed a make-whole repurchase of the approximately $248 million of outstanding principal on the 4.95% notes due 2020.

C) Guarantee

In connection with the closing of Nevada Gold Mines LLC on July 1, 2019 (refer to note 4), Nevada Gold Mines LLC provided a guarantee in respect of Newmont Goldcorp’s 2035 senior notes, which were originally issued in the aggregate principal amount of $600 million. If Nevada Gold Mines LLC makes any payment under the guarantee following a demand, the Newmont Goldcorp interest in Nevada Gold Mines LLC will be subject to dilution in favor of Barrick at an accelerated rate.

15 > FAIR VALUE MEASUREMENTS

A)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$2,153	$—	$—	$2,153

Other investments	221	—	—	221

Derivatives	—	2	—	2

Receivables from provisional copper and gold sales	—	45	—	45
	$2,374	$47	$—	$2,421

B)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2019		As at December 31, 2018
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$524	$524	$559	$559

Other investments[2]	221	221	209	209

Derivative assets	2	2	3	3
	$747	$747	$771	$771
Financial liabilities

Debt[3]	$5,807	$6,925	$5,738	$6,183

Derivative liabilities	—	—	3	3

Other liabilities	519	519	297	297
	$6,326	$7,444	$6,038	$6,483
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

The Company’s valuation techniques were presented in Note 26 of the 2018 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,752,668,983 common shares as at June 30, 2019). Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the Merger. Refer to note 4 for further details.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter. However, during the first quarter of 2019, $76.3 million in dividends were paid in relation to the additional dividend that was declared in the fourth quarter of 2018. In addition, the Company paid $256.2 million in dividends during the first quarter of 2019 that were declared by Randgold in the fourth quarter of 2018.

The Company’s dividend reinvestment plan resulted in 1,127,895 common shares issued to shareholders for the six months ended June 30, 2019.

BARRICK SECOND QUARTER 2019	123	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2018 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2018 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2018 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Shareholder Class Action (Veladero)

On April 11, 2019, Barrick received an offer from the plaintiff to dismiss the proposed class action lawsuit without costs. Ontario Superior Court of Justice approval of the offer to dismiss is pending.

Proposed Canadian Securities Class Actions (Pascua-Lama)

In May 2019, the motion for leave to proceed with statutory misrepresentation claims and for class certification was heard in the Quebec action. In July 2019, the motion for leave to proceed with statutory misrepresentation claims was heard in the Ontario action, with the motion for class certification likely to be heard in late 2019. The Quebec and Ontario courts both reserved judgment.

Pascua-Lama - SMA Regulatory Sanctions

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019. The Company intends to vigorously defend this matter and continues to evaluate all its legal options.

Pascua-Lama – Water Quality Review

On February 19, 2019, the Chilean Supreme Court accepted the appeal by the indigenous residents of the Environmental Court’s decision. No hearing dates have yet been set. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

Veladero – Tax Assessment and Criminal Charges

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On June 4, 2019, the National Supreme Court of Argentina dismissed the case on the basis that no harm deriving from the federal glacier law has been proven and that the federal glacier law does not impact Veladero and Pascua-Lama.

Pueblo Viejo – Amparo Action

On April 12, 2019, PVDC’s motion to challenge the timeliness of the appeal was accepted by the Constitutional Court, and the matter is now closed.

Writ of Kalikasan

On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays and set a preliminary case conference. In April 2019, the Company filed a motion for (i) reconsideration of the March 2019 order lifting the Suspension of Proceedings and dismissing the Company’s request that the case be dismissed for delay; (ii) a ruling on its pending Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction; and (iii) an order suspending the proceedings pending determination of these motions. The preliminary case conference was subsequent cancelled by the Court of Appeals and has yet to be scheduled. No decision has been issued with respect to the Urgent Motion for Ruling on Jurisdiction or certain other matters before the Philippine Supreme Court. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at January 1, 2019. As at the end of the second quarter, the total claim for 2018 and prior year periods had risen to $275 million. Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Barrick has been actively engaged with the Malian authorities and is seeking a complete resolution of the various tax claims to avoid protracted arbitration.

During 2016, Randgold also received payment demands in respect of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41.1 million. As part of the

BARRICK SECOND QUARTER 2019	124	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

purchase price allocation for the Merger (see note 4), the fair value of this receivable has been reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal. A further $17 million was accrued, bringing the total amount recorded for these events to $60 million. This amount was recorded as a further update to the purchase price allocation in the second quarter.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project. Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid. The Company cannot reasonably estimate the financial effect of this settlement award. No amounts have been recognized at this time.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On February 20, 2019, Barrick announced that it had arrived at a proposal that sets forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

The negotiations with the Government of Tanzania (the “GoT”) have advanced to the point where draft documentation – the financial terms of which are consistent with prior disclosures by Barrick – has now been initialed by the GoT’s Negotiating Team, albeit with a number of substantive issues still outstanding. On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements. While a basis for settlement has been developed, the terms have not yet been finalized and still carry significant risk.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter states that export permits for gold shipments from North Mara will be issued following completion of this inspection. North Mara will not be able to export doré until such export permits are granted.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorizes the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia Mining plc that Barrick does not already own. Barrick and Acacia believe that the recommended final offer may enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT. As part of the stay, the hearings scheduled to begin in July 2019 were postponed. The parties to the arbitration have committed to providing the arbitration tribunal with an update on the status of the settlement discussions by December 30, 2019.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

Draft transaction agreements initialed by the GoT Negotiating Team (see “Acacia Mining plc - Concentrate Export Ban and Related Disputes”) provide for the payment by the Acacia group of the aggregate sum of US$300 million in consideration for the full, final and comprehensive settlement of all existing disputes between the GoT and the Acacia group including all tax liabilities and a waiver of actual or potential claims on a mutual basis. The effective date for settlement of all tax-related claims will be December 31, 2018.

Settlement terms also contemplate an initial upfront “payment” by way of assignment to the GoT of minerals contained in containers at the Dar es Salaam port with a value of US$100 million, such value to be determined pursuant to a protocol to be agreed separately between the parties.

BARRICK SECOND QUARTER 2019	125	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Acacia Mining plc - Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice. The Prohibition Notice states that it shall remain effective until such time that NEMC is satisfied that the North Mara mine has taken measures to contain seepage from the TSF. Since the Prohibition Notice came into effect on July 20, 2019, the TSF at North Mara has been closed and all gold production via the North Mara process plant has been forced to cease until the Prohibition Notice is lifted. Mining activities at the North Mara mine remain unaffected for the time being with mined ore being added to stockpiles while a resolution is sought with respect to the Prohibition Notice. Acacia is currently evaluating its options. Accordingly, no amounts have been recorded for any potential liability as the Company cannot reasonably predict the outcome.

Since June 30, 2019, Acacia has experienced significant cash outflows given its ongoing operating expenses and inability to export gold from North Mara. Should the prohibition on releasing tailings to the TSF persist, then the impact of the inability to process gold will significantly reduce Acacia’s ability to generate cash. Under this scenario, based on the latest cash forecast, Acacia’s independent directors consider that Acacia would no longer be able to meet its financial obligations within approximately three months, unless Acacia is granted export permits and is able to realize the sale of its inventory.

However, if Acacia is granted export permits and is able to realize the sale of its inventory, the cash balance will increase and Acacia will be able to meet its obligations for an extended period of time. Further, if a resolution is also achieved with NEMC whereby Acacia can use the TSF and resume gold processing, Acacia will once more be able to operate on a sustainable basis. Obtaining export permits for North Mara and a resolution with NEMC regarding the North Mara TSF, therefore, are immediate priorities for Acacia.

BARRICK SECOND QUARTER 2019	126	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD   The New York Stock Exchange

ABX      The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

+44 1534 735 333

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; mine life and production rates; estimated timing for construction of, and production from, new projects; potential benefits of the Nevada joint venture, including potential synergies, opportunities for efficiencies and cost-effectiveness, and the impact on mine lives, employment and local communities; extension to the life of the Cortez mine as a result of the Deep South Project; Barrick’s visions for the integration of automation in its operations; the benefits of the Government-endorsed reconciliation agreement between the Tongon mine, the employees and the community; future investments in community projects, permitting strategy, the availability of power to the Tongon mine and the potential for future mine life extensions, additions to reserves, and exploration success; Barrick’s plans to invest in Latin American exploration, and ability to create partnerships with host governments; the expansion of Pueblo Viejo and impact of such expansion on annual production, and Barrick’s plans for its other Latin American assets; value-creating projects in the Democratic Republic of Congo, including infrastructure and agribusiness projects; engagement with the government of the Democratic Republic of Congo in relation to a new mining code introduced last year, and future contributions to the economy of the Democratic Republic of Congo; the future for

Porgera, including opportunities to maintain and increase production and increase the life of mine, while continuing to reduce costs, and continued benefits to the country and community; discussions to reach agreement with the PNG government regarding an extension of Porgera’s special mining lease and the terms of any such agreement; our pipeline of high confidence projects at or near existing operations, including exploration projects and potential brownfield developments; potential for the Goldrush-Fourmile project and Porgera to become a Tier One gold asset; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; expectations regarding timing of completion of the acquisition of the minority interest in Acacia and post-closing integration activities; potential future transactions, including with respect to KCGM; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania and related matters; whether Acacia will approve the terms of any final agreement reached between Barrick and the Government of Tanzania with respect to the dispute between Acacia and the Government of Tanzania; approval of the Recommended Final Offer by minority shareholders of Acacia, and timing and completion of such transaction; timing of receipt of, or failure to comply with, necessary permits and approvals, including with respect to Barrick Niugini Limited’s application for an extension to the Porgera mine’s special mining lease; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.